UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Financial Statements **2020**

December 31, 2020, 2019 and 2018 with report of independent auditors

INDEX

PETROBRAS

2

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Caixa Postal 2888 - 20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras. Rio de Janeiro - RJ
Opinion

We have audited the consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company") which comprise the consolidated statement of financial position as at December 31, 2020, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A., as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB.

Basis for Opinion
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditors Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent from the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements and are set forth in the Professional Code of Ethics for Accountants and in the professional standards issued by the Regional Association of Accountants, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1 - Assessment of the measurement of the defined benefit obligations for pension and health care plans
Refer to note 19 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension plans and health care plans that provide supplementary retirement benefits and medical care to its employees.

The measurement of the actuarial obligation of the pension and health plans is dependent, in part, on the selection of certain actuarial assumptions. These assumptions include the discount rate and projected medical costs. The Company hires external actuaries to assist in the process of assessing the actuarial assumptions and valuing the obligations under its pension and health care plans.

We considered the assessment of the measurement of the defined benefit obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the significant impact that minor changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates and projected medical costs assumptions;

- assessment of the scope, competency, and objectivity of the external actuaries hired to assist in estimating the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualifications and experiences; and

- assessment, with the support of our specialists on actuarial calculation, of the assumptions such as discount rates and projected medical costs, including comparing them to external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2020.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2 - Evaluation of the impairment testing of exploration and production cash generating units (“CGUs”)
Refer to note 27 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

For the impairment of PP&E and intangible, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to their carrying amount. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Real/Dollar), capitalizing expenditures (”CAPEX”), operating expenditure (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to minor changes in the discount rate used in the cash flow.

The definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, consequently, alter the aggregation or segregation of the exploration and production areas into CGUs.

Due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and on the estimate of the recoverable amount, we considered this as a key audit matter.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

- for changes in exploration and production CGUs during the year, we assessed the operational factors considered by the Company for these changes, and compared them to information obtained from internal and external sources;

- we assessed the determination of recovery of oil and gas reserves estimates, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a selection of CGUs, with historical data on production;

- assessment of the scope, competency, and objectivity of the external reservoir specialists hired by the Company that certified the estimated reserve volumes. This included assessing the nature and scope of the work they were engaged to perform and their professional qualifications and experience;

- we assessed, for a selection of CGUs, the CAPEX and OPEX used on the cash flow projection by comparing to the latest business plan approved by the Company, and its long-term budgets; and

- we assessed Company’s ability to project cash flows by comparing the prior years’ estimated cash flows with actual Company´s cash flows for the year ended December 31, 2020 for a selection of CGUs.

- with the support of our corporate finance specialists, we assessed the key assumptions used in the impairment testing such as the discount rates, future oil and gas prices and the exchange rates by comparing them against external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for the exploration and production CGUs are acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2020.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3 – Evaluation of provisions and disclosures for certain specific labor, civil and tax lawsuits
Refer to note 20 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company is involved in tax, civil and labor lawsuits during the normal course of its activities.

The Company records provisions for these lawsuits when it is probable that an outflow of cash will be required to settle a present obligation, and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the likelihood of loss of the lawsuit is considered possible, or when the likelihood of loss is considered probable but it is not possible to reasonably estimate the amount of the outflow.

We considered this subject to be a key audit matter due to the level of judgment embedded on estimating the related amounts, and the likelihood of an outflow of resources, coming from the most significant labor, civil and tax lawsuits.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of evaluating the lawsuits, including controls related to the review and approval of the determination of the likelihood of an outflow of resources, and the estimate of the amount, as well as controls over the consolidated financial statements disclosures;

- assessment of the scope, competency, and objectivity of the internal and external legal counsel that support the Company on the definition of the estimated amounts, and the likelihood of an outflow of resources, as well as their professional qualifications and experience;

- assessment of confirmations, received directly from the external legal counsels, that included an assessment of the likelihood of loss and the estimate of the amounts. We compared these assessments and estimates to those used by the Company, and evaluated the sufficiency of the legal contingency disclosures; and

- assessment of Company’s ability to prepare these estimates by comparing the amounts paid upon resolution of legal proceedings during the year to the amounts previously provided for.

According to the evidence obtained from performing the procedures described above, we considered acceptable the level of provision for the lawsuits referred above, as well as to the respective disclosures in the consolidated financial statements taken as a whole, for the year ended December 31, 2020.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

4 - Evaluation of the estimate of the provision for decommissioning costs
Refer to note 21 of the consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a consequence of its operations, the Company incurs on costs related to the obligation to restore the area environment upon abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration and the dismantlement and removal of oil and gas production facilities, as well as the timing and estimated costs of the abandonment.

We identified the evaluation of the estimate as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, . including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of decommissioning;

- assessment of the assumption of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil reserve volumes certified by external reservoirs specialists hired by the Company;

- assessment of the estimated costs of decommissioning by comparing with external industry reports;

- assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company to certify the reserve volumes. This included assessing the nature and scope of the work performed, and their professional qualifications and experience;

- assessment of Company’s ability to prepare this estimate by comparing a selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously registered.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2020.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other Information

The Company's management is responsible for the other information. The other information comprises the Financial Performance Report .

Our opinion on the consolidated financial statements does not cover other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in other information, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control..

-

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
-

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 24, 2021

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

December 31, 2020 and December 31, 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2020	12.31.2019	Liabilities	Note	12.31.2020	12.31.2019
Current assets				Current liabilities
Cash and cash equivalents	4.1	11,711	7,372	Trade payables	16	6,859	5,601
Marketable securities	4.2	659	888	Finance debt	34.1	4,186	4,469
Trade and other receivables	14.1	4,731	3,762	Lease liability	35	5,698	5,737
Inventories	15	5,677	8,189	Income taxes payable	17.1	198	276
Recoverable income taxes	17.1	418	2,493	Other taxes payable	17.1	2,636	3,424
Other recoverable taxes	17.1	2,177	1,051	Dividends payable	36.5	858	1,558
Others	22	1,230	1,493	Short-term employee benefits	18	1,953	1,645
		26,603	25,248	Pension and medical benefits	19	1,549	887
Assets classified as held for sale	32	785	2,564	Others	22	1,603	1,973
		27,388	27,812			25,540	25,570
				Liabilities related to assets classified as held for sale	32	685	3,246
						26,225	28,816

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	14.1	2,631	2,567	Finance debt	34.1	49,702	58,791
Marketable securities	8.2	44	58	Lease liability	35	15,952	18,124
Judicial deposits	20.2	7,281	8,236	Income taxes payable	17.1	357	504
Deferred income taxes	12.4	6,451	1,388	Deferred income taxes	17.4	195	1,760
Other recoverable taxes	17.1	3,158	3,939	Pension and medical benefits	19	14,520	25,607
Others	22	635	1,503	Provisions for legal proceedings	20.1	2,199	3,113
		20,200	17,691	Provision for decommissioning costs	21	18,780	17,460
				Others	22	2,204	1,350
						103,909	126,709
				Total liabilities		130,134	155,525

				Equity
Investments	31	3,273	5,499	Share capital (net of share issuance costs)	36.1	107,101	107,101
Property, plant and equipment	25	124,201	159,265	Capital reserve and capital transactions		1,064	1,064
Intangible assets	26	14,948	19,473	Profit reserves		65,917	65,627
		162,622	201,928	Accumulated other comprehensive (deficit)		(114,734)	(100,469)
				Attributable to the shareholders of Petrobras		59,348	73,323
				Non-controlling interests	31.5	528	892
						59,876	74,215
Total assets		190,010	229,740	Total liabilities and equity		190,010	229,740
The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Years ending December 31, 2020, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	2020	2019	2018

Sales revenues	9	53,683	76,589	84,638
Cost of sales	10.1	(29,195)	(45,732)	(52,184)
Gross profit		24,488	30,857	32,454

Income (expenses)
Selling expenses	10.2	(4,884)	(4,476)	(3,827)
General and administrative expenses	10.3	(1,090)	(2,124)	(2,239)
Exploration costs	28	(803)	(799)	(524)
Research and development expenses		(355)	(576)	(641)
Other taxes		(952)	(619)	(670)
Impairment of assets	27	(7,339)	(2,848)	(2,005)
Other income and expenses	11	998	1,199	(5,760)
		(14,425)	(10,243)	(15,666)

Income (loss) before finance expense, results of equity-accounted investments and income taxes		10,063	20,614	16,788

Finance income		551	1,330	2,381
Finance expenses		(6,004)	(7,086)	(5,675)
Foreign exchange gains (losses) and inflation indexation charges		(4,177)	(3,008)	(3,190)
Net finance expense	12	(9,630)	(8,764)	(6,484)

Results of equity-accounted investments	31.3	(659)	153	523

Net income (loss) before income taxes		(226)	12,003	10,827

Income taxes	17.3	1,174	(4,200)	(4,256)

Net income from continuing operations for the year		948	7,803	6,571

Net income from discontinued operations for the year		−	2,560	843

Net income for the year		948	10,363	7,414

Net income attributable to shareholders of Petrobras		1,141	10,151	7,173
Net income from continuing operations		1,141	7,660	6,572
Net income from discontinued operations		−	2,491	601

Non-controlling interests		(193)	212	241
Net income (loss) from continuing operations		(193)	143	(1)
Net income from discontinued operations		−	69	242

Basic and diluted earnings per common and preferred share - in U.S. dollars	36.6	0.09	0.78	0.55

The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Years ending December 31, 2020, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019	2018
Net income for the year	948	10,363	7,414

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	2,415	(5,589)	(3,130)
Deferred income tax	(127)	1,491	(119)
	2,288	(4,098)	(3,249)

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(2)	−	(5)
Deferred income tax	1	−	2
	(1)	−	(3)

Share of other comprehensive income (losses) in equity-accounted investments	46	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(21,460)	(3,510)	(8,950)
Reclassified to the statement of income	4,720	3,136	3,315
Deferred income tax	5,690	126	1,916
	(11,050)	(248)	(3,719)

Cumulative translation adjustments (*)
Recognized in equity	(5,211)	(1,465)	(6,409)
Reclassified to the statement of income	−	34	−
	(5,211)	(1,431)	(6,409)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	(378)	69	(135)
Reclassified to the statement of income	43	−	−
	(335)	69	(135)

Total other comprehensive income (loss)	(14,263)	(5,708)	(13,515)

Total comprehensive income (loss)	(13,315)	4,655	(6,101)

Comprehensive income (loss) attributable to non-controlling interests	(189)	186	65

Comprehensive income (loss) attributable to shareholders of Petrobras	(13,126)	4,469	(6,166)

(*) It includes US$ 804 loss (US$ 132 loss in 2019 and US$ 236 loss in 2018), of cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Years ending December 31, 2020, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019	2018
Cash flows from operating activities
Net income (loss) for the year	948	10,363	7,414
Adjustments for:
Net income from discontinued operations	−	(2,560)	(843)
Pension and medical benefits (actuarial expense)	(1,001)	2,086	2,018
Results of equity-accounted investments	659	(153)	(523)
Depreciation, depletion and amortization	11,445	14,836	11,912
Impairment of assets (reversal)	7,339	2,848	2,005
Allowance (reversals) for credit loss on trade and other receivables	144	87	91
Exploratory expenditure write-offs	456	308	87
Foreign exchange, indexation and finance charges	11,094	8,460	7,941
Deferred income taxes, net	(1,743)	2,798	370
Revision and unwinding of discount on the provision for decommissioning costs	981	950	31
Inventory write-down (write-back) to net realizable value	375	15	421
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(3,173)	−	−
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(456)	(6,012)	(416)
Early termination and cash outflows revision of lease agreements	(276)	(60)	−
Decrease (Increase) in assets
Trade and other receivables, net	1	2,233	(1,535)
Inventories	724	(281)	(2,108)
Judicial deposits	(859)	(2,144)	(2,040)
Escrow account - Class action agreement	−	1,819	(2,019)
Other assets	159	(219)	461
Increase (Decrease) in liabilities
Trade payables	216	(989)	858
Other taxes payable	3,246	225	2,265
Pension and medical benefits	(1,048)	(1,882)	(1,002)
Provisions for legal proceedings	(261)	(3,767)	1,686
Short-term benefits	781	185	529
Provision for decommissioning costs	(482)	(512)	(500)
Agreement with US authorities	−	(768)	(85)
Other liabilities	(47)	(259)	996
Income taxes paid	(332)	(2,330)	(2,567)
Net cash provided by operating activities from continuing operations	28,890	25,277	25,447
Net cash provided by operating activities - discontinued operations	−	323	906
Net cash provided by operating activities	28,890	25,600	26,353
Cash flows from investing activities
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement)	(5,874)	(8,556)	(11,905)
Bidding for oil surplus of Transfer of rights agreement	−	(15,341)	−
Investments in investees	(942)	(7)	(44)
Proceeds from disposal of assets - Divestment	1,997	10,413	5,791
Reimbursement on the Transfer of rights agreement	−	8,361	−
Divestment (Investment) in marketable securities	66	198	704
Dividends received	243	1,436	994
Net cash used in investing activities from continuing operations	(4,510)	(3,496)	(4,460)
Net cash used in investing activities - discontinued operations	−	1,812	(44)
Net cash used in investing activities	(4,510)	(1,684)	(4,504)
Cash flows from financing activities
Investments by non-controlling interest	(67)	(29)	43
Proceeds from financing	17,023	7,464	10,707
Repayment of principal - finance debt	(25,727)	(27,273)	(34,013)
Repayment of interest - finance debt	(3,157)	(4,501)	(5,703)
Repayment of lease liability	(5,880)	(5,207)	−
Dividends paid to Shareholders of Petrobras	(1,367)	(1,877)	(625)
Dividends paid to non-controlling interests	(84)	(138)	(103)
Net cash used in financing activities from continuing operations	(19,259)	(31,561)	(29,694)
Net cash used in financing activities - discontinued operations	−	(508)	(156)
Net cash used in financing activities	(19,259)	(32,069)	(29,850)
Effect of exchange rate changes on cash and cash equivalents	(773)	1,631	(619)
Net increase (decrease) in cash and cash equivalents	4,348	(6,522)	(8,620)
Cash and cash equivalents at the beginning of the period	7,377	13,899	22,519
	−	−	−
Cash and cash equivalents at the end of the period	11,725	7,377	13,899

The notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Years ending December 31, 2020, 2019 and 2018 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2018	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	−	(222)	79,560	1,685	81,245
		107,101	1,067				(81,442)					53,056	(222)	79,560	1,685	81,245
Realization of deemed cost	−	−	−	−	−	−	(4)	−	−	−	−	−	4	−	−	−
Treasury shares	−	−	(2)	−	−	−	−	−	−	−	−	−	−	(2)	−	(2)
Capital transactions	−	−	2	−	−	−	−	−	−	−	−	−	−	2	115	117
Net income	−	−	−	−	−	−	−	−	−	−	−	−	7,173	7,173	241	7,414
Other comprehensive income	−	−	−	(6,273)	(3,719)	(3,209)	(138)	−	−	−	−	−	−	(13,339)	(176)	(13,515)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	338	270	203	4,294	−	(5,105)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	(1,850)	(1,850)	(234)	(2,084)
Balance at December 31, 2018	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	−	−	71,544	1,631	73,175
		107,101	1,067				(94,785)					58,161	−	71,544	1,631	73,175
Realization of deemed cost	−	−	−	−	−	−	(2)	−	−	−	−	−	2	−	−	−
Treasury shares	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Capital transactions	−	−	(3)	−	−	−	−	−	−	−	−	−	−	(3)	(658)	(661)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	10,151	10,151	212	10,363
Other comprehensive income	−	−	−	(1,405)	(248)	(4,098)	69	−	−	−	−	−	−	(5,682)	(26)	(5,708)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	488	250	179	6,549	−	(7,466)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	(2,687)	(2,687)	(267)	(2,954)
Balance at December 31, 2019	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	−	73,323	892	74,215
		107,101	1,064				(100,469)					65,627	−	73,323	892	74,215
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(13)	(13)
Realization of deemed cost	−	−	−	−	−	−	2	−	−	−	−	−	(2)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(81)	(81)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	1,141	1,141	(193)	948
Other comprehensive income (loss)	−	−	−	(5,215)	(11,050)	2,288	(290)	−	−	−	−	−	−	(14,267)	4	(14,263)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	−	68	198	−	(226)	−	(40)	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	(878)	1,128	(1,099)	(849)	(81)	(930)
Balance at December 31, 2020	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876

The notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). The provisions of the Level 2 Regulation, which are based on high standards of corporate governance, shall prevail over statutory provisions in the event of harm to the rights of public offers investors provided for in the Company's Bylaws, except when otherwise determined by other regulation. On February 13, 2020, as requested, Petrobras had its disassociation from the B3 State-Owned Governance Program approved.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations. In case a difference is identified, for every financial year, the Brazilian Federal Government shall compensate the Company.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
2.	Basis of preparation
2.1.	Statement of compliance and authorization of consolidated financial statements

These consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except when otherwise indicated. The significant accounting policies used in the preparation of these financial statements are set out in their respective explanatory notes.

The preparation of the financial statements requires the use of estimates based on assumptions and judgements, which may affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Although our management periodically reviews these assumptions and judgments, the actual results could differ from these estimates. For further information on accounting estimates, see note 4.

These consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 24, 2021.

2.2.	Discontinued operation

After the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) in July 2019, Petrobras is no longer the controlling shareholder of BR.

Furthermore, all requirements were met to classify this investment as a discontinued operation, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, since it represented a separate major line of business. Thus, in the consolidated statement of income and cash flows, the net income, operating, investing and financing cash flows relating to BR are presented in separate line items, as a net amount for discontinued operations.

2.3.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of the Petrobras direct subsidiaries that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Dec-20	Sep-20	Jun-20	Mar-20	Dec-19	Sep-19	Jun-19	Mar-19	Dec-18	Sep-18	Jun-18	Mar-18
Quarterly average exchange rate	5.39	5.38	5.39	4.47	4.12	3.97	3.92	3.77	3.81	3.95	3.61	3.24
Period-end exchange rate	5.20	5.64	5.48	5.20	4.03	4.16	3.83	3.90	3.87	4.00	3.86	3.32

2.4.	Order of presentation of the explanatory notes

As recommended in the Conceptual Framework for Financial Reporting, the expectations of users of financial statements regarding the Company's returns depend on their assessment of the amount, timing and uncertainty of (the prospects for) future net cash inflows to the entity and on their assessment of management's stewardships of the entity’s economic resources.

Therefore, the order of the explanatory notes align the Company's financial statements with the users' view, in addition to emphasizing the importance of the Company's Strategic Management.

Thus, after the explanatory notes presenting the Company and its operations, and those related to the conceptual structure applied in the preparation of the financial statements, it proceeds with the explanatory note on Capital Management, followed by the other notes, separated by the activities as set out on the statement of cash flows.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.	Significant accounting policies

The significant accounting policies used in the preparation of the annual financial statements of the Company, for the year ended December 31, 2020, are consistent with those adopted and disclosed in the financial statements of the previous years. To aid cohesion and comprehension, the accounting policies are set out at the end of each explanatory note.

4.	Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by management, although the actual results could differ from these estimates.

The impacts of COVID-19 and its effects over economic environment were considered in the preparation of these financial statements and the results of the revision of assumptions are presented in note 6.

Information about areas that require significant judgment or involve a higher degree of complexity in the application of the accounting policies and that could materially affect the Company’s financial condition and results of operations is set out as follows.

4.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and fluid sample data. The reserves are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing and decommissioning costs estimates, and for projections of highly probable future exports subject to the cash flow hedge.

Reserves estimates are revised at least annually, based on updated geological and production data of reservoirs, as well as on changes in prices and costs used in these estimates. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between these criteria relate to the use of different economic premises and to the possibility, under the ANP/SPE criteria, to include volumes expected to be produced after the expiration of contracts related to the Brazilian fields, according to the ANP criteria.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are those that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods, where the cost of the required equipment is relatively minor compared to the cost of a new well; (ii) installed extraction equipment and infrastructure operational at the time of the reserves estimate, if the extraction is by means not involving wells.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Detailed information on reserves is presented as unaudited supplementary information.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Estimates of proved reserves volumes used in the calculation of depreciation, depletion and amortization rates, under the unit-of-production method, are prepared by the Company’s technicians according to SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Note 25.3 provides more detailed information on depreciation, amortization and depletion.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
b)	Impacts of oil and gas reserves on impairment testing

The measurement of the value in use of oil and gas exploration and development assets is based on proved and probable reserves pursuant to the ANP/SPE definitions. Note 25.3 provides further information on impairment testing.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The timing of abandonment and dismantling areas is based on the length of reserves depletion, in accordance with ANP/SPE definitions. Therefore, the review of the timing of reserves depletion may impact the provision for decommissioning cost estimates. Note 4.6 provides further information on other assumptions used in estimating the provision for decommissioning costs.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The Company estimates highly probable future exports in accordance with future exports forecasted in the current Strategic Plan projections. Changes in the expected oil and gas production may affect future exports forecasts and, consequently, hedge relationship designations may also be impacted.

4.2.	Main assumptions for impairment testing

Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Brazilian Real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s operating segments and a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Strategic Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of OPEC decisions on the oil market, industry costs, idle capacity, the oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate.

The Real/U.S. dollar exchange rate projections are based on econometric models that take into account long-term assumptions involving observable inputs, such as country risk, commodity prices, interest rates and the value of the U.S. Dollar relative to a basket of foreign currencies (U.S. Dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges or reversals on certain assets or CGUs. For example, the Brent price directly impacts the Company’s sales revenue and refining margins, while the Brazilian Real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

In addition, changes in reserve volumes, production curve expectations and lifting costs could trigger the need for impairment assessment, as well as capital expenditure decisions, which are also affected by the Company’s plan to reduce its leverage, may result in postponement or termination of projects, reducing their economic feasibility.

The recoverable amount of certain assets may not substantially exceed their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions may result in the recognition of additional impairment charges on these assets, as described in note 27.1.5.

4.3.	Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model. Changes in the aggregation of assets into CGUs may occur due to a review of investment, strategic or operational factors, which could result in changes in the interdependencies between those assets and, consequently, alter the aggregation or breakdown of assets into CGUs or individual assets. Therefore, this change could result in additional impairment charges or reversals. The primary considerations in relation to identifying the CGUs are set out below:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

a)	Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGUs: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. At December 31, 2020, Exploration and Production CGUs had 132 fields and 30 groups of fields. Changes in the aggregation of CGUs are presented in note 27.

ii) Drilling rigs are not part of any CGU and are assessed for impairment separately.

b)	Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of logistical and refining assets in Brazil. These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis. They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum for Petrobras and not for the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for Petrobras as a whole. The model that supports the entire planning, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market.

ii) CGU Comperj: comprises assets of the first refining unit of Petrochemical Complex of Rio de Janeiro. The utilities plant that supports the natural gas processing plant (UPGN) of the route 3 integrated project is under construction. This asset is assessed for impairment separately;

iii) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery;

iv) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. In 2020, the Cartola and Afaulfo Alves vessels were excluded from this CGU, because they ceased operations, and were tested for impairment separately;

v) PANAMAX CGU: comprises Panamax class vessels under construction (EI-512, EI-513 and EI-514);

vi) Hidrovia CGU: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vii) SIX CGU: shale processing plant; and

viii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

c)	Gas & Power CGUs:

i) Natural gas CGU: comprises natural gas pipelines, natural gas processing plants, consolidating the purchase, transportation and treatment of natural gas businesses, in order to enable the commercialization of natural gas and its liquids (LPG, NGL and ethane). In 2020, management decided to cease operations of UPGN Atalaia, which was tested for impairment separately;

ii) CGU nitrogen fertilizer plants: the nitrogen fertilizer plants have been assessed for impairment separately;

iii) Power CGU: comprises the thermoelectric power generation plants (UTEs);

iv) Termocamaçari CGU: the Termocamaçari thermoelectric plant was assessed for impairment separately because there is no expectation of future operation;

v) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
d)	Biofuels business CGUs:

i) Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

ii) Quixadá CGU: comprises the assets of Quixadá Biofuel Plant. This plant is assessed for impairment separately due to its discontinued operation.

Investments in associates and joint ventures, including goodwill, are assessed for impairment separately.

Further information on impairment testing is set out in note 27.

4.4.	Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

•	Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and
•	Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 19.

4.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 20 provides further detailed information about contingencies and legal proceedings.

4.6.	Decommissioning costs estimates

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations relates to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Due to the long term until the abandonment, changes in the discount rate can cause significant variations in the recognized amount.

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii)the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Note 21 provides further detailed information about the decommissioning provisions.

4.7.	Deferred income taxes

The recognition of deferred taxes involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Strategic Plan, which is approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 17.

4.8.	Cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its current Strategic Plan. The highly probable future exports are determined by a percentage of projected exports revenue over the mid and long term, taking into account the Company’s operational and capital expenditure optimization model, limited to a threshold based on a historical percentage of the oil production that is usually sold abroad. Future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 38.3 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Write-off – overpayments incorrectly capitalized

As described in note 23, in the third quarter of 2014, the Company developed an estimation methodology and wrote off US$2,527 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2020, the Company has not identified any additional information that would affect the adopted calculation methodology and consequently require additional write-offs.

4.10.	Expected credit losses on financial assets

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

4.11.	Leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined. These incremental borrowing rates are determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted by currency and duration of cash outflows of the lease arrangements, economic environment of the country where the lessee operates and similar collateral.

4.12.	Uncertainty over Income Tax Treatments

Uncertainties over income tax treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company. The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
5.	New standards and interpretations
5.1.	New International Financial Reporting Standards not yet adopted
Standard	Description	Effective on
Interest Rate Benchmark Reform (Phase 2) – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.	The amendments relates to the interest rate benchmark reform and transition to IBOR recommended by the Financial Stability Board (FSB), which establishes new requirements relating to the basis for determining the contractual cash flows of financial assets and liabilities measured at amortized cost under the scope of IFRS 9; lease liabilities; hedge accounting; and disclosures.	January 1, 2021, retrospective application (with certain exceptions).
Annual Improvements to IFRS Standards 2018–2020.	The amendments change requirements related to: (i) simplifying the application of IFRS 1 by a subsidiary that becomes a first-time adopter of IFRS after its parent company has already adopted IFRS; (ii) clarifying the fees a company includes in assessing the terms of a new or modified financial liability in order to determine whether to derecognize a financial liability (IFRS 9); and (iii) aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards. Additionally, the amendments change an illustrative example accompanying IFRS 16 regarding lease incentives.	January 1, 2022, prospective application.
Reference to the Conceptual Framework - Amendments to IFRS 3	The amendments (i) update a certain reference in IFRS 3 to the most recent conceptual framework and (ii) include additional requirements related to obligations under the scope of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 - Levies. In addition, the amendments provide that the buyer should not recognize contingent assets acquired in a business combination.	January 1, 2022, prospective application.
Onerous Contracts - Cost of Fulfilling a Contract - Amendments to IAS 37	The amendments specify which costs an entity includes in determining the cost of fulfilling a contract in assessing whether the contract is onerous.	January 1, 2022.
Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16	The amendments prohibit a company from deducting plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use from the cost of property. Instead, a company will recognize such sales proceeds and related cost in profit or loss.	January 1, 2022, retrospective application (with certain exceptions).
Classification of Liabilities as Current or Non-current - Amendments to IAS 1	The amendments establish requirements for the classification of a liability as current or non-current.	January 1, 2023, retrospective application.
IFRS 17 – Insurance Contracts (and Amendments)	IFRS 4 – Insurance Contracts will be superseded by IFRS 17, which stablishes the requirements to be applied in the recognition and disclosure of insurance and reinsurance contracts.	January 1, 2023, retrospective application, with certain exceptions.

Petrobras and its subsidiaries have debts indexed to Libor, corresponding to 32% of total finance debt.

In order to prepare for the transition to alternative reference rates, the Company is monitoring the new regulations, aiming at adapting its financial instruments to the new benchmark.

The Company is currently assessing potential impacts arising from the initial application of amendments and new standards listed above, effective as of January 1, 2022, on its consolidated financial statements.

6.	Context, resilience measures and impacts of the COVID-19 pandemic
6.1.	Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

Therefore, in early April, members of the Organization of the Petroleum Exporting Countries and other oil producing countries (OPEC+) announced a new agreement providing for the cut of their combined production by 9.7 million barrels per day (bpd) for May and June 2020, after Brent prices present a material reduction in March and April, reaching the lowest price of the year (US$ 19.33 per barrel). In another meeting held in July 2020, OPEC+ members agreed to reduce their cuts from 9.7 million bpd to 7.7 million bpd from August to December 2020. In December 2020, OPEC+ members decided to reduce their cuts to 7.2 million bpd, mentioning that additional and gradual increases in oil production may occur in the following months.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These events led the Company to bring forward, in the first quarter of 2020, the approval of a new set of assumptions for oil prices, exchange rates and demand, since the short, medium and long-term estimates for these variables were no longer compatible with those approved in the 2020-2024 Strategic Plan. This new set of assumptions was reflected in the interim financial statements of the first quarter of 2020.

The Company regularly monitors realized prices in relation to its assumptions and observed relevant changes in market conditions compared to that approved in the first quarter of 2020, such as the recovery in Brent oil prices and the devaluation of the Real against the U.S. Dollar. Thus, events led the Company to incorporate, in its 2021-2025 Strategic Plan (approved in November 2020), new projections aiming at adjusting short and medium-term premises, but maintaining the convergence of Brent oil price to US$ 50 per barrel in the long-term.

6.2.	Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas. Some of the measures includes home office for activities which can be realized remotely; temporarily changed work shifts in operational areas to minimize the number of workers commuting; rigorous cleaning of workplaces; distribution of face masks; testing, tracking and quarantine for covid-19; measuring body temperature and testing on pre-shipment for oil platforms and periodically on onshore plants; health monitoring and access to telemedicine services.

Brazilian governmental authorities, in turn, implemented a set of measures to address the economic side effects of the COVID-19 pandemic, aimed at helping the productive sector, mainly: (a) Federal Government measures - (i) PIS/Cofins and INSS-Companies’ Contribution - collections for the period from March to May 2020 were postponed to August until November 2020; (ii) FGTS - collections for the period from March to May 2020 were paid in six installments from July to December 2020; (iii) System S (employer contributions to social entities that train and support employees) - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to 0% in operations carried out from April to December 2020; and (b) State of Pernambuco measures - (i) ICMS tax on fuel imports from April to December 2020 was deferred for up to 30 days.

As a result of the abrupt reduction in the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital. The main measures are:

•	Draw down of revolving credit lines, amounting to US$ 8 billion, as well as other lines in the domestic banking market, in the total amount of US$ 698, in the first quarter of 2020. In the third quarter of 2020, the Company repaid US$ 7.6 billion of revolving credit lines (see note 34).
•	postponement of payment of declared dividends based on 2019 earnings, paid on December 15, 2020;
•	postponement of judicial deposits to 2021, mainly relating to tax proceedings;
•	reduction and postponement of human resources expenses, with an emphasis on: (i) postponement of payment for the 2019 Performance Award Program to December 2020; (ii) postponement of the payment of 30% of the total monthly remuneration from April to June 2020 of the Board of Directors, President, Executive Officers and upper management, and postponement of the payment of between 10% to 30% of the monthly remuneration of lower management and consultants (which was subsequently paid in September 2020); and (iii) temporary change in workday regime from shift turn and stand-by work to administrative regime, reassessed on a monthly basis, depending on the return to regular operations;
•	a set of actions aiming at reducing capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.1 billion, mainly postponement of exploratory activities and interconnection of wells, as well as the depreciation of the Brazilian real against the U.S. dollar;
•	reduction of 200 thousand bpd of oil production from April 2020 (including the reduction of 100 thousand bpd announced at the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60%, allowing the maintenance of reasonable surplus in the storage capacity, aiming at avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;
•	a set of actions intending to decrease operating expenses for 2020 by an additional US$ 2 billion, mainly by: (i) hibernation of platforms operating in shallow waters, which have higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lowering expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days (during the second quarter of 2020); and

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	as a result of the structural reduction in the demand for natural gas in the Brazilian market, with the consequent declaration of force majeure by all local natural gas distributors, the Company declared force majeure in the agreements for the purchase of natural gas from the Manati field and from Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), as provided for in these contracts. These measures resulted in a reduction of potential disputes, exempting the Company from complying with the take-or-pay obligations. In September 2020, with the resumption of consumption from our customers, both contracts were resumed in their normal supply conditions.

In addition, the global adverse scenario encouraged the Company to revise its main metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with Gross debt. The target approved for Gross debt for 2020 is US$ 87 billion, the same level as December 31, 2019, which was achieved at December 31, 2020.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that it will be able to balance its financing and cash flows. Thus, management believes that it has adequate resources to continue its operations for at least 12 months after the reporting date and, therefore, the Company comply with the going concern principle in the preparation of these consolidated financial statements.

6.3.	Effects on these consolidated financial statements

The effects of the COVID-19 pandemic and the economic environment were considered in the preparation of these consolidated financial statements. For information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, see note 4.

The results of the revision of assumptions (both in the first quarter of 2020 and in the 2021-2025 Strategic Plan), as well as the effects arising from the pandemic, are presented below:

•	Impairment losses for 2020 amounted to US$ 7,339. Oil prices and expectations for the world economy growth presented a consistent decline in 2020, since the end of March 2020, as well as the demand for oil products was also severely affected in this period. As a result, in the first quarter of 2020, the Company adopted a new set of assumptions adjusted from those approved in the 2020-2024 Strategic Plan, as well as decided to hibernate certain developed fields which management did not considered highly profitable. Thus, impairment losses were recognized in the first quarter of 2020 in the amount of US$ 13,371. In the last quarter of 2020, the Company approved its 2021-2025 Strategic Plan, updating expected future production, project portfolio, economic assumptions, among other estimates. In this context, impairment reversals were accounted for in the last quarter, in the amount of US$ 6,019 (see note 27);
•	expected exports were impacted by the effects arising from the oil price shock in the first half of 2020 and effects arising from the COVID-19 pandemic. Thus, a portion of highly probable future exports whose exchange rate variations were designated in hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked in the first quarter of 2020, in the amount of US$ 35,774, significantly increasing the Company's U.S. dollar/real exposure at March 31, 2020. According to the 2021-2025 Strategic Plan, there is an increase in expected exports compared to the expectation in the first quarter and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, the relevant increase in Dollar/Real exposure observed during 2020 remains at December 31, 2020. In 2020, US$ 548 was reclassified from Other comprehensive income to the Statement of income, mainly in the first quarter of 2020 (note 38.3);
•	inventories adjusted to net realizable value, accounting for a US$ 375 loss within cost of sales (note 15);
•	recognition of expected credit losses (ECL) on the Company's financial assets that are not measured at fair value through profit or loss considered estimated impacts of the COVID-19 pandemic throughout 2020. For financial assets whose counterparties have ratings published by credit risk agencies, when already reflecting the effects of the pandemic, the information was used to calculate the ECL. For other financial assets, in general, the expected effects of the COVID-19 pandemic were incorporated into the ECL by identifying the changes in default probability based on observable data by area of operation, type of product and region. No significant effects were identified (note 14.3);
•	deferred tax assets were assessed for recoverability based on projections of future taxable profits (note 17);
•	with the approval of the 2021-2025 Strategic Plan, new estimates of oil and gas reserves were incorporated to reflect the update on the Company's project portfolio, the technical uncertainties and the updated assumptions such as prices and costs. Therefore, the provision for decommissioning costs was adjusted by US$ 5,720 (note 21);
•	revenue recognition from contracts with customers had no changes in its assumptions. The expectation of satisfaction of the obligation by the customer remains at the maturity of each operation, considered highly probable. The Company’s customers gave no indication about the intent to breach or revise the terms and conditions of contracts in effect as of December 31, 2020; and

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	the Company's litigation includes no cases related to COVID-19 with potential financial risk that directly impact this financial information. However, the Company is aware of some recent labor actions filed by certain unions, whose claims are related to the pandemic and the resilience measures recently announced to reduce expenses, as follows: (i) two temporary measures to contain personnel expenses; (ii) sufficiency of the preventive measures against the spread of COVID-19 and the criteria used for removing people from the risk group; and (iii) the union's participation in the organizational response structure. The best estimate for these claims as of the reporting date is that the likelihood of loss is not probable.

7.	Capital Management

The Company’s objectives in its capital management is to achieve an adequate level of return on its capital structure in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities and divestments.

The reduction in the cost of capital, by means of its liability management, is one of the pillars of the 2021-2025 Strategic Plan. The Company aims to mitigate risks by actively managing liabilities, maximizing shareholder return and optimizing working capital.

Gross debt (composed of finance debt and lease liability, current and non-current) is a top metric for the Company, allowing monitoring Petrobras’s indebtedness, which management considers essential for increasing competitiveness with peers by reducing our cost of capital. For 2021, the Company seeks to reduce its gross debt to US$ 67 billion. In addition, the Shareholders Dividends Policy determines that, in case of a gross debt lower than US$ 60 billion (which is targeted for 2022), it may distribute 60% of the difference between net cash provided by operating activities and acquisition of PP&E and intangibles assets, as set out in note 36.

As of December 31, 2020, gross debt decreased to US$ 75,538, from US$ 87,121 as of December 31, 2019.

8.	Cash and cash equivalents and Marketable securities
8.1.	Cash and cash equivalents
	12.31.2020	12.31.2019
Cash at bank and in hand	552	572
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,592	1,699
Other investment funds	28	4
	2,620	1,703
- Abroad
Time deposits	2,574	7
Automatic investing accounts and interest checking accounts	5,633	4,620
Other financial investments	332	470
	8,539	5,097
Total short-term financial investments	11,159	6,800
Total cash and cash equivalents	11,711	7,372

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

8.2.	Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.3.	Marketable securities
			12.31.2020			12.31.2019
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Fair value through profit or loss	652	−	652	875	−	875
Fair value through other comprehensive income	−	−	−	7	−	7
Amortized cost	44	7	51	45	19	64
Total	696	7	703	927	19	946
Current	652	7	659	875	13	888
Non-current	44	−	44	52	6	58

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

8.3.1.	Accounting policy for marketable securities

Marketable securities are initially measured at fair value and their subsequent measurement depends on their classification:

•	Amortized cost: when the contractual terms of the security give rise on specified dates to cash flows arising from payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold the security in order to collect contractual cash flows. The interest income is based on the effective interest method.
•	Fair value through other comprehensive income: equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss;
•	Fair value through profit or loss: if the marketable security do not meet the criteria for the two aforementioned categories.

9.	Sales revenues
9.1.	Revenues from contracts with customers

As an integrated energy company, revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

Revenues from sales are recognized at the moment the control is transferred to the client, that occurs upon delivery at the contractually agreed place or when the service is provided. Generally, prices for products and services are fixed prior to or shortly after delivery. Therefore, no significant changes in transactions prices are expected to be recognized in periods after the satisfaction of the performance obligations, except for some exports in which final prices are linked to changes in commodity price after their transfer of control. Sales proceeds are generally collected in the short-term, thus there are no significant financing components.

In addition, the Company acts as an agent in the biofuel business, where there is no control of the biodiesel purchased from the producers and sold to distributors at any time during the sale operation. Those revenues totaled US$ 37 in 2020 (US$ 46 in 2019).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.2.	Net sales revenues
	2020	2019	2018
Diesel	13,924	23,007	23,450
Diesel subsidy	-	-	1,415
Gasoline	6,313	9,810	11,690
Liquefied petroleum gas	3,383	4,159	4,490
Jet fuel	1,455	3,832	4,208
Naphtha	1,694	1,669	2,455
Fuel oil (including bunker fuel)	795	1,026	1,233
Other oil products	2,712	3,410	3,769
Subtotal oil products	30,276	46,913	52,710
Natural gas	3,649	5,929	5,425
Renewables and nitrogen products	59	245	366
Breakage	438	645	687
Electricity	1,109	1,322	2,027
Services, agency and others	803	940	1,370
Domestic market	36,334	55,994	62,585
Exports	15,945	18,085	15,413
Oil	11,720	13,180	11,192
Fuel oil (including bunker fuel)	3,525	3,321	3,022
Other oil products	700	1,584	1,199
Sales abroad (*)	1,404	2,510	6,640
Foreign market	17,349	38,680	22,053
Sales revenues (**)	53,683	76,589	84,638

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 9.

Following the reduction of the investment in BR Distribuidora on July 25, 2019, this company became a non-consolidated entity. Hence, sales to this associate represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

9.3.	Remaining performance obligations

The Company is party to sales contracts with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts at December 31, 2020 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2020 or practiced in recent sales reflecting more directly observable information:

	Expected recognition within 1 year	Expected recognition after 1 year	Total
Domestic market
Gasoline	6,561	-	6,561
Diesel	15,008	-	15,008
Natural gas	4,383	7,865	12,248
Services and others	4,110	4,330	8,440
Naphtha	946	3,703	4,649
Electricity	713	2,491	3,204
Other oil products	17	-	17
Jet fuel	404	-	404
Foreign market		-
Exports	1,925	9,539	11,464
Total	34,067	27,928	61,995

Revenues will be recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.4.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position at December 31, 2020 amounted to US$ 69 (US$ 128 as of December 31, 2019). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

9.5.	Accounting policy for revenues

The Company evaluates contracts with customers that will be subject to revenue recognition and identifies the distinct goods and services promised in each of them.

Performance obligations are promises to transfer to the customer goods or services (or a bundle of goods or services) that are distinct, or series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Revenues are measured based on the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, reflecting the Company's pricing methodologies and policies based on market parameters.

When transferring a good, that is, when the customer obtains its control, the company satisfies the performance obligation and recognizes the respective revenue, which usually occurs at a point in time upon delivery.

10.	Costs and expenses by nature
10.1.	Cost of sales
	2020	2019	2018
Raw material, products for resale, materials and third-party services (*)	(12,699)	(20,694)	(26,810)
Depreciation, depletion and amortization	(8,847)	(12,036)	(10,954)
Production taxes	(5,920)	(9,741)	(10,905)
Employee compensation	(1,729)	(3,261)	(3,515)
Total	(29,195)	(45,732)	(52,184)
(*) It Includes short-term leases and inventory turnover.

10.2.	Selling expenses
	2020	2019	2018
Materials, third-party services, freight, rent and other related costs	(4,163)	(3,664)	(3,445)
Depreciation, depletion and amortization	(564)	(549)	(145)
Allowance for expected credit losses	2	(49)	(32)
Employee compensation	(159)	(214)	(205)
Total	(4,884)	(4,476)	(3,827)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
10.3.	General and administrative expenses
	2020	2019	2018
Employee compensation	(749)	(1,427)	(1,500)
Materials, third-party services, freight, rent and other related costs	(252)	(539)	(626)
Depreciation, depletion and amortization	(89)	(158)	(113)
Total	(1,090)	(2,124)	(2,239)

11.	Other income and expenses
	2020	2019	2018
PIS and COFINS credit - exclusion of ICMS (VAT tax) from the basis of calculation	1,514	-	-
Reimbursements from E&P partnership operations	912	480	331
Pension and medical benefits - retirees	889	(1,371)	(1,401)
Equalization of expenses - Production Individualization Agreements	701	2	(279)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	499	6,046	416
Early termination and cash outflows revision of lease agreements	276	60	-
Amounts recovered from Lava Jato investigation	155	220	457
Fines imposed on suppliers	95	260	223
Unscheduled stoppages and pre-operating expenses	(1,441)	(1,321)	(1,282)
Voluntary Separation Plan - PDV	(1,017)	(198)	2
Losses with legal, administrative and arbitration proceedings	(493)	(1,520)	(2,283)
Variable compensation program (*)	(439)	(643)	(265)
Gains / (losses) on decommissioning of returned/abandoned areas	(342)	(155)	621
Gains/(losses) with Commodities Derivatives	(308)	(370)	(416)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(43)	(34)	-
Profit sharing	-	(43)	(442)
Employee Career and Compensation Plan - PCR	-	(2)	(293)
Agreement with US Authorities	-	-	(895)
Others	40	(212)	(254)
Total	998	1,199	(5,760)
(*) In 2020, it includes a US$ 84 reversal related to the provision recognized in 2019, and US$3 expense related to Directors variable compensation.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.	Net finance income (expense)
	2020	2019	2018
Finance income	551	1,330	2,381
Income from investments and marketable securities (Government Bonds)	202	558	563
Gains from signed agreements (electric sector)	−	79	724
Interest on petroleum and alcohol accounts	79	8	87
Other income, net	270	685	1,007
Finance expenses	(6,004)	(7,086)	(5,675)
Interest on finance debt	(3,595)	(4,847)	(5,920)
Unwinding of discount on lease liabilities	(1,322)	(1,514)	(10)
Discount and premium on repurchase of debt securities	(1,157)	(860)	(651)
Capitalized borrowing costs	941	1,332	1,814
Unwinding of discount on the provision for decommissioning costs	(638)	(795)	(652)
Other finance expenses and income, net	(233)	(402)	(256)
Foreign exchange gains (losses) and indexation charges	(4,177)	(3,008)	(3,190)
Foreign exchange gains (losses) (*)	(1,363)	(72)	(66)
Reclassification of hedge accounting to the Statement of Income (*)	(4,720)	(3,136)	(3,315)
Pis and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation	1,709	−	−
Other foreign exchange gains (losses) and indexation charges, net	197	200	191
Total	(9,630)	(8,764)	(6,484)
(*) For more information, see notes 38.3c and 38.3a.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
13.	Net income by operating segment

Consolidated Statement of Income by operating segment
	2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	34,395	47,782	7,725	876	(37,095)	53,683
Intersegments	33,524	865	2,455	251	(37,095)	−
Third parties	871	46,917	5,270	625	-	53,683
Cost of sales	(18,098)	(44,011)	(3,985)	(832)	37,731	(29,195)
Gross profit (loss)	16,297	3,771	3,740	44	636	24,488
Income (expenses)	(9,247)	(2,992)	(2,581)	419	(24)	(14,425)
Selling	-	(2,520)	(2,320)	(20)	(24)	(4,884)
General and administrative	(155)	(161)	(85)	(689)	-	(1,090)
Exploration costs	(803)	-	-	-	-	(803)
Research and development	(232)	(11)	(10)	(102)	-	(355)
Other taxes	(478)	(137)	(31)	(306)	-	(952)
Impairment of assets	(7,364)	164	36	(175)	-	(7,339)
Other income and expenses	(215)	(327)	(171)	1,711	-	998
Net income / (loss) before financial results and income taxes	7,050	779	1,159	463	612	10,063
Net finance income (expenses)	-	-	-	(9,630)	-	(9,630)
Results in equity-accounted investments	(181)	(437)	128	(169)	-	(659)
Net income / (loss) before income taxes	6,869	342	1,287	(9,336)	612	(226)
Income taxes	(2,398)	(265)	(393)	4,438	(208)	1,174
Net income for the period	4,471	77	894	(4,898)	404	948
Attributable to:
Shareholders of Petrobras	4,475	111	821	(4,670)	404	1,141
Non-controlling interests	(4)	(34)	73	(228)	−	(193)
	4,471	77	894	(4,898)	404	948

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	50,462	67,538	11,493	1,221	(54,125)	76,589
Intersegments	49,400	9,432	3,308	226	(54,125)	8,241
Third parties	1,062	58,106	8,185	995	-	68,348
Cost of sales	(27,304)	(61,578)	(7,713)	(1,167)	52,030	(45,732)
Gross profit (loss)	23,158	5,960	3,780	54	(2,095)	30,857
Income (expenses)	(4,181)	(4,334)	2,580	(4,282)	(26)	(10,243)
Selling	-	(2,164)	(2,260)	(31)	(21)	(4,476)
General and administrative	(254)	(336)	(134)	(1,401)	1	(2,124)
Exploration costs	(799)	-	-	-	-	(799)
Research and development	(394)	(11)	(15)	(156)	-	(576)
Other taxes	(127)	(151)	(152)	(189)	-	(619)
Impairment of assets	(1,956)	(697)	(194)	1	(2)	(2,848)
Other income and expenses	(651)	(975)	5,335	(2,506)	(4)	1,199
Net income / (loss) before financial results and income taxes	18,977	1,626	6,360	(4,228)	(2,121)	20,614
Net finance income (expenses)	-	-	-	(8,764)	-	(8,764)
Results in equity-accounted investments	86	(151)	103	115	-	153
Net income / (loss) before income taxes	19,063	1,475	6,463	(12,877)	(2,121)	12,003
Income taxes	(6,451)	(552)	(2,162)	4,245	720	(4,200)
Net income from continuing operations for the period	12,612	923	4,301	(8,632)	(1,401)	7,803
Net income from discontinued operations for the period	-	-	3	2,557	-	2,560
Net income for the period	12,612	923	4,304	(6,075)	(1,401)	10,363

Net income attributable to shareholders of Petrobras	12,624	1,021	4,180	(6,273)	(1,401)	10,151
Net income from continuing operations	12,624	1,021	4,179	(8,763)	(1,401)	7,660
Net income from discontinued operations	-	-	1	2,490	-	2,491
Non-controlling interests	(12)	(98)	124	198	−	212
Net income from continuing operations	(12)	(98)	121	132	-	143
Net income from discontinued operations	-	-	3	66	-	69
	12,612	923	4,304	(6,075)	(1,401)	10,363

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	52,382	73,448	12,241	1,731	(55,164)	84,638
Intersegments	50,052	16,655	3,701	205	(55,164)	15,449
Third parties	2,330	56,793	8,540	1,526	-	69,189
Cost of sales	(28,968)	(67,011)	(9,023)	(1,611)	54,429	(52,184)
Gross profit (loss)	23,414	6,437	3,218	120	(735)	32,454
Income (expenses)	(5,068)	(3,437)	(2,461)	(4,662)	(38)	(15,666)
Selling	(80)	(1,777)	(1,867)	(76)	(27)	(3,827)
General and administrative	(257)	(376)	(152)	(1,453)	(1)	(2,239)
Exploration costs	(524)	-	-	-	-	(524)
Research and development	(443)	(11)	(21)	(166)	-	(641)
Other taxes	(115)	(207)	(65)	(283)	-	(670)
Impairment of assets	(1,391)	(442)	(190)	18	-	(2,005)
Other income and expenses	(2,258)	(624)	(166)	(2,702)	(10)	(5,760)
Net income / (loss) before financial results and income taxes	18,346	3,000	757	(4,542)	(773)	16,788
Net finance income (expenses)	-	-	-	(6,484)	-	(6,484)
Results in equity-accounted investments	75	362	95	(9)	-	523
Net income / (loss) before income taxes	18,421	3,362	852	(11,035)	(773)	10,827
Income taxes	(6,236)	(1,020)	(257)	2,994	263	(4,256)
Net income from continuing operations for the period	12,185	2,342	595	(8,041)	(510)	6,571
Net income from discontinued operations for the period	-	-	15	828	-	843
Net income for the period	12,185	2,342	610	(7,213)	(510)	7,414
Attributable to:
Net income attributable to shareholders of Petrobras	12,190	2,393	482	(7,382)	(510)	7,173
Net income from continuing operations	12,190	2,393	471	(7,972)	(510)	6,572
Net income from discontinued operations	-	-	11	590	-	601

Non-controlling interests	(5)	(51)	128	169	−	241
Net income from continuing operations	(5)	(51)	124	(69)	-	(1)
Net income from discontinued operations	-	-	4	238	-	242
	12,185	2,342	610	(7,213)	(510)	7,414

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR, which is presented as discontinued operation within Corporate and other business.

13.1.	Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) on the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that take into account market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

In addition, the E&P segment revenues include transfers of natural gas to the natural gas processing plants within Gas and Power segment. These transactions are measured at internal transfer prices based on the international prices of this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities in Brazil and abroad, as well as exports of ethanol. This segment also includes the petrochemical operations, such as extraction and processing of shale and holding interests in petrochemical companies in Brazil.

This segment carries out the acquisition of crude oil from the E&P segment, imports oil for refinery slate, and acquires oil products in international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products.

Intersegment revenues primarily reflect the sale of oil products for the distribution segment at market prices and the operations for the Gas and Power and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

Gas and Power: this segment covers the activities of logistic and trading of natural gas and electricity, transportation and trading of LNG (liquefied natural gas), generation and electricity by means of thermoelectric power plants, as well as holding interests in transporters and distributors of natural gas in Brazil and abroad. It also includes natural gas processing and fertilizers production.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to RT&M. These transactions are measured at internal transfer prices.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors, as well as generation and trading of electricity.

Corporate and other businesses comprise items that cannot be attributed to the other segments, as well as distribution and biofuels businesses. Corporate items comprise those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents. Distribution business reflects the interest in the associate BR Distribuidora (investments and results in equity-accounted investments), as well as the distribution of oil products abroad (South America). From 2018 to July 2019, for comparative purposes, it also includes net income from discontinued operations. Biofuels business reflects production activities of biodiesel, its co-products and ethanol.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.	Trade and other receivables
14.1.	Trade and other receivables, net
	12.31.2020	12.31.2019
Receivables from contracts with customers
Third parties	3,081	4,481
Related parties
Investees (note 39.1)	664	794
Receivables from the electricity sector	205	334
Subtotal	3,950	5,609
Other trade receivables
Third parties
Receivables from divestments (*)	1,523	1,434
Lease receivables	467	482
Other receivables	2,536	831
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 39.2)	482	304
Subtotal	5,008	3,051
Total trade receivables	8,958	8,660
Expected credit losses (ECL) - Third parties	(1,528)	(2,286)
Expected credit losses (ECL) - Related parties	(68)	(45)
Total trade receivables, net	7,362	6,329
Current	4,731	3,762
Non-current	2,631	2,567
(*) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.
(**) It includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$507 as of December 31, 2020 (US$ 357 as of December 31, 2019).

14.2.	Aging of trade and other receivables – third parties
	12.31.2020		12.31.2019
	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	5,850	(130)	4,658	(142)
Overdue:
1-90 days	205	(8)	251	(38)
91-180 days	15	(9)	24	(8)
181-365 days	42	(28)	49	(13)
More than 365 days	1,495	(1,353)	2,245	(2,086)
Total	7,607	(1,528)	7,227	(2,287)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.3.	Changes in provision for expected credit losses
	2020	2019
Opening balance	2,331	4,305
Additions	209	217
Write-offs	(698)	(1,241)
Reversals	(3)	-
Transfer of assets held for sale	(3)	(871)
Cumulative translation adjustment	(240)	(79)
Closing balance	1,596	2,331
	-	-
Current	218	1,103
Non-current	1,378	1,228

In 2020, the additions include an increase of US$ 60 on receivables in foreign currency, resulting from the 29% exchange rate devaluation in the year ended December 31, 2020, as well as the recording of a supplementary provision arising from the effects of the COVID-19 on the economy (US$ 19).

In 2020, the write-offs primarily relate to the write-off of receivables, by a subsidiary abroad, relating to construction and renovation of platforms. In 2019, the write-offs primarily relate to the termination of a lawsuit relating to the electricity sector.

14.4.	Accounting policy for trade receivables

Trade receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on historical observed default rates adjusted by current and forward-looking information when applicable and available without undue cost or effort.

The Company measures the allowance for expected credit losses of other trade receivables based on their 12-month expected credit losses unless their credit risk has increased significantly since their initial recognition, in which case the allowance is based on their lifetime expected credit losses.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 90 days past due.

The measurement of expected credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
15.	Inventories
	12.31.2020	12.31.2019
Crude oil	2,242	3,905
Oil products	1,925	2,274
Intermediate products	396	586
Natural gas and Liquefied Natural Gas (LNG)	122	173
Biofuels	30	28
Fertilizers	8	28
Total products	4,723	6,994
Materials, supplies and others	954	1,195
Total	5,677	8,189

In the year ended December 31, 2020, the Company recognized a US$ 375 loss within cost of sales, adjusting inventories to net realizable value (a US$ 15 loss within cost of sales in the year ended December 31, 2019) primarily due to changes in international prices of crude oil and oil products.

At December 31, 2020, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of US$ 2,750 (US$ 3,525 at December 31, 2019).

15.1.	Accounting policy for inventories

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than its carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

Crude oil and LNG inventories can be traded or used for production of oil products.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.	Trade payables
	12.31.2020	12.31.2019
Third parties in Brazil	2,828	2,560
Third parties abroad	3,603	2,045
Related parties	428	996
Total in current liabilities	6,859	5,601

17.	Taxes
17.1.	Income taxes and other taxes
Income taxes
	Current assets		Current liabilities		Non-current liabilities
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Taxes in Brazil
Income taxes	391	2,485	111	71	-	-
Income taxes - Tax settlement programs	-	-	45	57	357	504
	391	2,485	156	128	357	504
Taxes abroad	27	8	42	148	-	-
Total	418	2,493	198	276	357	504
(*) See note 20.2 for detailed information.

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Taxes in Brazil
Current / Non-current ICMS (VAT)	507	555	293	364	642	759	-	-
Current / Non-current PIS and COFINS	340	417	2,055	2,591	544	252	37	44
Claim to recover PIS and COFINS	-	-	681	820	-	-	-	-
PIS and COFINS - exclusion of ICMS (VAT tax) from the basis of calculation	1,230	-	-	-	-	-	-	-
CIDE	4	31	-	-	41	45	-	-
Production taxes	-	-	-	-	1,173	1,929	94	266
Withholding income taxes	-	-	-	-	106	232	-	-
Others	87	31	119	153	117	189	275	225
Total in Brazil	2,168	1,034	3,148	3,928	2,623	3,406	406	535
Taxes abroad	9	17	10	11	13	18	-	-
Total	2,177	1,051	3,158	3,939	2,636	3,424	406	535
(*) Other non-current taxes are classified as other non-current liabilities.

Income taxes within current assets refer mainly to tax credits resulting from the computation process of IRPJ and CSLL, in addition to the negative balance relating to 2018 and 2019.

Current and non-current ICMS (VAT) credits arise from requests for extemporaneous and overpaid tax, offset in accordance with the legislation of each state, on average within three years. They also arise on the acquisition of assets for property, plant and equipment, which are offset in a straight line over 4 years.

Current and non-current PIS/COFINS credits mainly refer to the acquisition of goods and services for assets under construction, since their use is permitted only after these assets enter into production, as well as to extemporaneous tax credits.

Production taxes are financial compensation due to the Brazilian Federal Government by companies that explore and produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.2.	Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, recognizing US$ 3,226 (R$ 16,764 million) as other recoverable taxes. These sales taxes credits refer to the ICMS included in the basis of calculation of PIS and COFINS, from October 2001 to August 2020, inappropriately paid during this period.

The Company recognized this credit as the realization of income was virtually certain and the inflow of economic benefits was highly probable, since: (i) the final decision in 2020 (with no possibility of appeal) constitutes a right that is no longer contingent at the date of that decision; and (ii) the measurement methodology adopted is accepted by the Federal Revenue of Brazil, resulting in an amount to be recovered by the Company.

Thus, a US$ 2,050 gain for the recovery of taxes was accounted for within other income and expenses, a US$ 1,516 gain for the inflation indexation within net finance income (expense). In addition, the Company accounted for an US$ 78 expense within other taxes and an US$ 1,097 expense within income taxes.

In 2020, the Company compensated US$ 1,857 (R$ 10,372 million) on the payment of federal taxes. As of December 31, 2020, the unused credit, updated by the SELIC interest rate, amounts to US$ 1,230 (R$ 6,392 million).

Recovery of PIS and COFINS

The Company filed civil lawsuits against the Brazilian Federal Government claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes, but it requires previous examination and approval by the court of the settlement reports (court-ordered liquidation stage). In 2017, there were a settlement reports issued in favor of the Company relating to the most significant amount to be recovered. However, final approvals by the court are still pending.

As of December 31, 2020, the Company had non-current receivables of US$ 681 (US$ 820 as of December 31, 2019) related to PIS and COFINS, which are indexed to inflation.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.3.	Tax amnesty programs – State Tax

In 2020, Petrobras adhered to state amnesty programs that resulted in the payment of US$ 359, of which US$ 347 was recognized as other taxes, US$ 29 as finance expenses, and the balance as cumulative translation adjustments.

A summary of the agreements is presented below:

State	State Law/Decree n°	Benefits received	Claimed Amount (*)	Reduction Benefit	Amount paid after benefit
RJ	9,041/2020	Reduction of 90% of interest and 90% of the fines related to tax credits	551	(230)	321
ES	4,709-R/2020	50% of tax remission, 90% of fines and interest	139	(104)	35
AL	71,800/2020 72,199/2020	Reduction of 95% of fines and interest 50% of tax remission and, 90% of fines and interest	6	(5)	1
SE	40,691/2020	Reduction of 90% of fines and interest	3	(2)	1
RN	10,784/2020	Reduction of 95% of fines and interest	2	(1)	1
			701	(342)	359
(*) US$ 565 refers to previous disputes for which the likelihood of losses were deemed possible and US$ 125 refers to self-denunciation. (RJ).

State of Rio de Janeiro

On October 1, 2020, the Company’s Board of Directors approved an agreement with the tax authority of the state of Rio de Janeiro aiming at reducing fines and interest on taxes claimed by the state. The agreement, based on ICMS Agreement 51/2020 and Law RJ 9,041 / 2020, allows a 90% reduction of the amounts due as fine and interest, resulting in a disbursement by Petrobras to the state of Rio de Janeiro of US$ 321.

This agreement allowed the settlement of contingencies related to the collection of ICMS and fines in the domestic consumption operations of diesel oil used by the maritime units chartered by the Company, considering the approval, in the same legal provision, with a reduction in the tax burden in internal supplies of marine diesel oil, instead of the previous rate of 12%, reaching a definitive solution to the cause of these contingencies. The disbursement was made in installments, having been fully settled, in accordance with the 2020 Terms of Adjustment of Tax Conduct entered into with the State of Rio de Janeiro.

State of Espírito Santo

On October 1, 2020, the Board of Directors approved the adhesion to a remission and amnesty program with the State of Espírito Santo, entered into under the terms of the ICMS Agreement 146/2019 and Decree 4,709-R / 2020, payment of US$ 35 in October 2020, to settle tax claims arising from differences in the appropriation of ICMS credits on property, plant and equipment and from differences in ICMS in oil and oil products operations. In addition, the presumed ICMS credit system was implemented, based on the ICMS the agreement, providing a definitive solution to this dispute.

17.4.	Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019	2018
Net income before income taxes	(226)	12,003	10,827
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	77	(4,081)	(3,681)
· Tax benefits from the deduction of interest on capital distribution	(16)	728	553
· Different jurisdictional tax rates for companies abroad	1,874	1,056	355
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(743)	(175)	(41)
· Tax incentives	(9)	443	74
· Tax loss carryforwards (unrecognized tax losses)	(428)	(682)	(484)
· Agreement with US authorities	-	-	(293)
· Non-taxable income (non-deductible expenses), net (**)	(280)	(1,556)	(780)
· Expenses with post-employment medical benefits (***)	559	(417)	(367)
· Results of equity-accounted investments in Brazil and abroad	49	53	184
· Others	91	431	224
Income taxes expense	1,174	(4,200)	(4,256)
Deferred income taxes	1,743	(2,798)	(370)
Current income taxes	(569)	(1,402)	(3,886)
Total	1,174	(4,200)	(4,256)

Effective tax rate of income taxes	519.5%	35.0%	39.3%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.
(***) This plan was revised in 2020, as set out in note 19.5.

17.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2020	2019
Balance at January 1	(372)	2,026
Recognized in the statement of income for the period	1,743	(2,798)
Recognized in the statement of income of discontinued operation	-	(612)
Recognized in shareholders’ equity	5,564	1,617
Cumulative translation adjustment	(623)	58
Use of tax credits	(60)	(329)
Transfers to held for sale	4	(276)
Others	-	(58)
Balance at December	6,256	(372)
Deferred tax assets	6,451	1,388
Deferred tax liabilities	(195)	(1,760)
Balance at December	6,256	(372)

The composition of deferred tax assets and liabilities as of December 31 is set out in the following table:

Nature	Realization basis	2020	2019
Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(3,205)	(5,508)
Impairment	Amortization, impairment reversals and write-offs of assets	6,626	6,280
Others	Depreciation, amortization and write-offs of assets	(8,690)	(9,868)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	3,913	1,349
Finance leases	Depreciation	1,190	189
Provision for legal proceedings	Payments and use of provisions	664	782
Tax loss carryforwards	30% of taxable income compensation	2,501	2,511
Inventories	Sales, write-downs and losses	158	630
Employee Benefits	Payments and use of provisions	2,882	3,706
Others		217	(443)
Balance at December 31		6,256	(372)
Deferred tax assets		6,451	1,388
Deferred tax liabilities		(195)	(1,760)
Balance at December 31		6,256	(372)

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.6.	Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2021-2025 Strategic Plan, aiming at the maximization of returns on capital employed, reduction of cost of capital and search for low costs and efficiencies.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its 2021-2025 Strategic Plan.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) as of December 31, 2020 is set out in the following table:

	Assets	Liabilities
2021	2,257	49
2022	975	21
2023	764	20
2024	15	19
2025	14	44
2026 and thereafter	2,426	42
Recognized deferred tax assets	6,451	195

In addition, at December 31, 2020, the Company has tax loss carryforwards arising from offshore subsidiaries, for which no deferred taxes were recognized.

	Assets	Liabilities
Brazil	35	2
Abroad	1,369	-
Unrecognized deferred tax assets	1,404	2
Total	7,855	197

These tax losses arose mainly from oil and gas exploration and production and refining activities in the United States of US$ 1,295 (US$ 1,346 as of December 31, 2019).

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

	2026 - 2028	2029 - 2031	2032 - 2034	2035 -2037	Undefined expiration	Total
Unrecognized deferred tax assets	205	708	320	62	74	1,369

17.7.	Accounting policy for income taxes

Income tax expense for the period includes current and deferred taxes, recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity. Income tax expense comprises current and deferred taxes based on the rates of 25% for income tax (IRPJ) and 9% for social contribution on net income (CSLL), and the offsetting of the carryforward of credit losses and negative basis of CSLL, limited to 30% of taxable income for the year. Since 2015, income tax expenses on profits arising from subsidiaries abroad are recognized as established by Law No. 12,973 / 2014.

17.7.1.	Current income taxes

Current income taxes are computed based on taxable profit for the year, determined in accordance with the rules established by the taxation authorities, using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.7.2.	Deferred income taxes

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. They are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections approved by management and supported by the Company’s Strategic Plan.

Deferred tax assets and deferred tax liabilities are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Employee benefits
	12.31.2020	12.31.2019
Voluntary Severance Program (PDV)	900	140
Employees variable compensation program	522	655
Accrued vacation pay	470	660
Salaries and related charges	204	212
Profit sharing	4	16
Total	2,100	1,683
Current	1,953	1,645
Non-current	147	38

18.1.	Voluntary Severance Programs

As of December 31, 2020, the Company has seven voluntary severance programs (PDV) and one Incentive Retirement Program (PAI), whose enrollment deadline ended in December 2020, totaling 11,117 enrollments:

i.	PDV 2019 for retired employees under the Brazilian Social Security Institute (INSS) by June 2020.
ii.	PDV specific for employees of divestment units;
iii.	PDV exclusively for corporate employees;
iv.	PAI aimed at employees who are eligible to retire under INSS;
v.	PDV for employees of wholly owned subsidiary Transpetro;
vi.	PDV for employees of wholly owned subsidiary PBIO; and
vii.	PDV for employees of subsidiary TBG.

Recognition of the provision for expenses occur as employees enroll to the programs. Changes in the provision for expenses relating to voluntary severance programs implemented by the Company are set out as follows:

	12.31.2020	12.31.2019
Opening Balance	140	35
Discontinued operations	−	(21)
Enrollments	1,076	200
Revision of provisions	(59)	(2)
Separations in the period	(245)	(71)
Cumulative translation adjustment	(12)	(1)
Closing Balance	900	140
Current	754	98
Non-current	146	42

On April 7, 2020, the Board of Directors approved adjustments to the current programs, triggering an additional provision amounting to US$ 311, relating to the employees enrolled by June 2020. On the same date, it also approved a new severance program aimed at employees who are eligible to retire under the public pension program (PAI) and, after the promulgation of the public pension reform in the second half of 2019, were unable to participate in PDV 2019 (enrollments from May 6 to July 31, 2020).

The Company chose to disburse the severance payments in two installments, one at the time of termination and the other in July 2021 or one year after the termination, whichever is later, and expects to disburse US$ 754 in 2021, US$ 128 in 2022 and US$ 18 in 2023.

18.2.	Variable compensation program - Performance award program (PPP)

On January 21, 2021, the Company’s Board of Administration approved changes in the criteria for granting PPP 2020 to employees (in relation to regulation approved on April 28, 2020).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The regulation for this variable compensation program establishes that, in order to trigger this payment, it is necessary to have net income for the year, excluding impairment losses and foreign exchange gains (losses) from this calculation, associated with the achievement of the Company’s performance metrics and the individual performance of employees and results of the departments.

The PPP for 2020 amounts to US$ 435 (US$ 645 for 2019) and was approved by the Company’s Board of Directors in a meeting held on January 26, 2021, accounted for within other income and expenses.

18.3.	Profit sharing (PLR)

At December 21, 2020, the 17 unions representing onshore employees of the Parent Company had signed the agreement for the PLR for the next two years before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing, and it will be cumulative to the payment of the PPP.

In order for the PLR to be paid in the next two years, the following requirements must be met: (i) dividend distribution to shareholders approved by the Board of Directors, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 6.25% of net income and 25% of dividends distributed to shareholders, in each year. There was no PLR expense for 2020 (US$ 43 for 2019 and US$ 442 for 2018).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
19.	Employee benefits (post-employment)
	12.31.2020	12.31.2019
Liabilities
AMS Medical Plan	5,356	11,986
Petros Pension Plan - Renegotiated (PPSP-R)	6,016	10,231
Petros Pension Plan - Non-renegotiated (PPSP-NR)	1,621	3,264
Petros Pension Plan - Renegotiated - Pre-70	1,508	−
Petros Pension Plan - Non-renegotiated - Pre-70	1,075	−
Petros 2 Pension Plan	477	989
Other plans	16	24
Total	16,069	26,494
Current	1,549	887
Non-current	14,520	25,607
Total	16,069	26,494
(*) It includes obligations with contribution for the revision of the lump sum death benefit (see note 19.2.1).

19.1.	AMS Medical Plan

The Company maintains a healthcare plan for its employees in Brazil (active and retired) and their dependents: the AMS Medical Plan. The plan is managed by the Company and includes health prevention and health care programs. The plan is mainly exposed to the risk of an increase in medical costs due to new technologies, new types of coverage and to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to mitigate such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines through reimbursement, with co-participation of the employees. There are no health care plan assets.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the collective bargaining agreement, as follows:

i)	Until 2020, this benefit was covered 70% by the Company and 30% by the participants;
ii)	As from January 2021, this benefit will be covered 60% by the Company and 40% by the participants;
iii)	As of January 2022, this benefit will be covered 50% by the Company and 50% by the participants, in compliance to the Resolution No. 23 of Commission for Corporate Governance and Administration of Participations of the Brazilian Federal Government (CGPAR).

In case of a change or revocation of CGPAR Resolution No. 23, as a result of legal acts issued by the Brazilian Federal Government or the Brazilian Congress, the Company pre-agreed with the unions that the proportion will remain 60%- 40%, until further adjustment between the parties.

As of December 31, 2020, considering that changes in the AMS Plan costing proportion brought by the current collective bargaining agreement led to a change in the liabilities, the Company recognized a US$ 2,538 gain relating to past service cost, of which US$ 374 was recognized in service cost (related to active participants) and US$ 2,164 recognized in other income and expenses (related to assisted and retired participants).

The average duration of the actuarial liability related to this plan, already considering the changes on the participation of the Company and the participants, as of December 31, 2020, is 15.26 years (21.64 as of December 31, 2019).

19.1.1.	New healthcare management model

On April 28, 2020, the Company’s Board of Directors approved a new management model for AMS. The management of this plan will now be carried out by a nonprofit civil association, nominated Petrobras Saúde, also through the self-management type, in accordance with the requirements of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

This change will generate no change in benefit, coverage or scope on the plan, as well as no accounting effects.

Currently, the association is in the process of obtaining the required qualifications and registers for its operation, with an expected implementation of the new model in the first quarter of 2021.

19.2.	Pension plans

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros Foundation), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

19.2.1.	Renegotiated and Non-renegotiated Petros Plans (PPSP-R and PPSP-NR)

These plans were established by Petrobras in July 1970 (originally solely Petros Plan) as a defined-benefit pension plan, in order to complement government social security benefits. The Petros Plan is closed to new participants since September 2002.

Petros Foundation performs an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis. Exceptionally in 2020, there was also an intermediate remeasurement of the actuarial liabilities for these plans, following the approval of the New PED.

New Deficit Settlement Plan (New PED)

On April 28, 2020, the New Deficit Settlement Plan for the PPSP-R and PPSP-NR (New PED) was approved by the Secretariat of Management and Governance of the State-owned Companies (SEST) and by the Superintendency of Post-retirement Benefits (PREVIC), also approving changes in regulation regarding the reduction of the lump sum death benefit.

The New PED covers 2015 and 2018 deficits and incorporates 2019 results. Total settlement amounts to US$ 6,485 (R$ 33.7 billion). Of the total amount, US$ 3,006 (R$ 15,620 million) will be paid by Petrobras, in compliance with contributory parity provided for by relevant legislation, of which US$ 2,611 (R$ 13,566 million) will be paid through lifelong additional contributions and US$ 395 (R$ 2,054 million) as a counterpart contribution for the reduction of the lump sum death benefit.

This counterpart contribution will be paid in 40 semiannual installments for a period of 20 years, updated based on the fixed actuarial target of the plans, revised annually. As of December 31, 2020, the updated balance of this Company’s obligation amounted to US$ 444 (R$ 2,206 million).

The rest of the deficit will be paid by other sponsors and participants of the PPSP-R and PPSP-NR plans.

The current model differs from that applied in PED-2015, aiming at reducing the additional contributions of most of the participants by: (i) extending the collection time from 18 years to a lifetime; (ii) specific fixed contribution rates for active and assisted employees; (iii) the implementation of an annual contribution of 30% on the 13th salary; and (iv) the reduction in the amount of the lump sum death benefit.

The New PED sets forth changes in some rights and regulation of the PPSP-R and PPSP-NR, in accordance with Resolution No. 25 of CGPAR, which establishes guidelines and parameters for federal state companies regarding the sponsorship of pension plans.

In May 2020, following the approval of the New PED and based on relevant regulation, the Company made an intermediate remeasurement of the actuarial liabilities of the PPSP-R and PPSP-NR plans, with a US$ 10 gain in profit or loss, as a net effect of a US$ 374 gain for the reduction on the lump sum death benefit, as well as other changes in the regulation of these plans, partially offset by a US$ 364 loss related to the contribution for the settlement of the deficit.

Changes in the cost of past service results from the changes in the regulations of the plans, mainly the reduction on the lump sum death benefit, retirement independent from being retired by the INSS, as well as the establishment of a reference unit for the plan (UR), which sets a single value of US$ 0.7 thousand (R$ 4 thousand) , adjusted annually by the IPCA (National Consumer Price Index), to determine the value of the Petros supplementation, replacing the previous rule which was based on an estimation of INSS retirement of active participants without acquired rights (active employees who did not retire by INSS before the amendment to the regulation). For information on the annual remeasurement of the actuarial liabilities, see note 19.3.b.

The average durations of the actuarial liability related to PPSP-R and PPSP-NR plans, as of December 31, 2020, are 12.43 and 11.51 years, respectively (13.78 and 11.05 as of December 31, 2019).

The employers' expected contributions to PPSP-R and PPSP-NR plans for 2021 are US$ 240 and US$ 74, respectively.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
19.2.2.	Renegotiated and Non-renegotiated Petros Plans - Pre-70 (PPSP-R Pre-70 and PPSP-NR Pre-70)

The Renegotiated Petros Plan Pre-70 (PPSP-R Pre-70) and Non-renegotiated Petros Plan Pre-70 (PPSP-NR Pre-70) are defined benefit plans derived from the split of the PPSP-R and PPSP-NR plans, established on January 1 2020.

The Pre-70 Group is made up of Petrobras employees and former employees hired prior to July 1, 1970, who enrolled in the PPSP until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

According to these plans rules, Petrobras is responsible for any deficits, given the Term of Financial Commitment (TCF) between Petrobras and Petros Foundation, which exempts the participants from paying any extraordinary contributions in case of deficit.

The average durations of the actuarial liability related to PPSP-R Pre-70 and PPSP-NR Pre-70 plans, as of December 31, 2020, are 8.85 and 8.62 years, respectively.

Term of Financial Commitment - TFC

As of December 31, 2020, the balance of the TFC, signed by Petrobras and Petros Foundation in 2008, to cover obligations with defined benefits plans is presented as follows:

12.31.2020
Liabilities
Petros Pension Plan - Renegotiated Pre-70 (PPSP-R Pre-70) (*)	1,254
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70) (*)	808
Petros Pension Plan - Renegotiated (PPSP-R)	465
Total	2,527
(*) Includes the amendment to the TCF Pre-70, amounting to US$ 210, of which US$ 101 relates to PPSP-R Pre-70 and US$ 109 to PPSP-NR Pre-70.

These amounts are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. As of December 31, 2020, the Company has provided crude oil and oil products pledged as security for the TFC totaling US$ 2,750 (US$ 3,525 as of December 31, 2019). The TFC is accounted for in the pension and medical benefits liabilities, within the statement of financial position.

On January 15, 2021, the Company prepaid the remaining balance of TFC relating to Pre-70 plans, in the amount of US$ 865 (R$ 4,493 million), of which U$ 468 relates to the PPSP-R Pre-70 and US$ 397 to the PPSP-NR Pre-70. As a result, the amount of collateral is under revision.

The amount of interests expected to be paid in 2021 relating to this commitment is US$ 97.

19.2.3.	Petros 2 Plan

Petros 2 Plan was established in July 2007 by Petrobras as a variable contribution plan, currently open to new enrollments.

Certain elements of the Petros 2 Plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are accrued monthly in the statement of income and are intended to constitute a reserve for programmed retirement. The Company’s contributions for the portion of the plan with defined contribution characteristics were US$ 177 in 2020 (US$ 242 in 2019 and US$ 260 in 2018).

The defined benefit portion of the contributions are suspended from July 1, 2012 to June 30, 2021, as determined by the Executive Council of Petros Foundation, based on advice of the actuarial consultants from Petros Foundation. Therefore, the entire contributions are being applied to the individual accounts of plan participants.

For 2021, the sponsors' expected contributions to the defined contribution portion of the plan are US$ 188.

The average duration of the actuarial liability related to the plan, as of December 31, 2020 is 22.07 years (23.34 at December 31, 2019).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.3.       Net actuarial liabilities and expenses, and fair value of plans assets

a)                Changes in the actuarial liabilities recognized in the statement of financial position

	2020
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total

Amounts recognized in the Statement of Financial Position
Present value of obligations	15,847	4,811	1,177	5,356	26	27,217
( -) Fair value of plan assets	(8,650)	(2,213)	(700)	−	(12)	(11,575)
Net actuarial liability as of December 31,	7,197	2,598	477	5,356	14	15,642
Changes in the net actuarial liability
Balance as of January 1,	10,231	3,264	989	11,986	24	26,494
Recognized in the Statement of Income	84	40	131	(1,672)	2	(1,415)
Costs incurred in the period	(298)	(93)	64	(2,348)	−	(2,675)
Service cost	382	133	67	676	2	1,260
Recognized in Equity - other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Remeasurement effects recognized in other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Cash effects	(474)	(265)	−	(308)	(1)	(1,048)
Contributions paid	(255)	(80)	−	(308)	(1)	(644)
Payments related to Term of financial commitment (TFC)	(219)	(185)	−	−	−	(404)
Other changes	(2,300)	(726)	(252)	(2,693)	(3)	(5,974)
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(2,300)	(726)	(252)	(2,693)	(5)	(5,976)
Balance of actuarial liability as of December 31,	7,197	2,598	477	5,356	14	15,642
Obligations with contribution for the revision of the lump sum death benefit	315	99	−	−	−	414
Cumulative Translation Adjustment	12	(1)	−	−	2	13
Total obligation with pension and medical benefits	7,524	2,696	477	5,356	16	16,069
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) 'It includes the gain from past service cost, in the amount of US$ 374, due to the change in the Renegotiated and Non-renegotiated Petros Plans, and US$ 2,538 due to the change in the AMS Medical Plan.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2019
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total

Amounts recognized in the Statement of Financial Position
Present value of obligations	20,919	5,955	1,672	11,986	37	40,569
( -) Fair value of plan assets	(10,688)	(2,691)	(683)	−	(13)	(14,075)
Net actuarial liability as of December 31,	10,231	3,264	989	11,986	24	26,494
Changes in the net actuarial liability
Balance as of January 1,	7,152	2,880	411	12,236	71	22,750
Recognized in the Statement of Income	561	211	75	1,232	7	2,086
Costs incurred in the period	51	6	40	208	2	307
Service cost	510	205	35	1,024	5	1,779
Recognized in Equity - other comprehensive income	4,155	815	527	89	3	5,589
Remeasurement effects recognized in other comprehensive income	4,155	815	527	89	3	5,589
Cash effects	(1,057)	(376)	−	(442)	(7)	(1,882)
Contributions paid	(340)	(107)	−	(442)	(7)	(896)
Payments related to Term of financial commitment (TFC)	(717)	(269)	−	−	−	(986)
Other changes	(580)	(266)	(24)	(1,129)	(50)	(2,049)
Discontinued operations	(399)	(176)	(17)	(651)	(1)	(1,244)
Others	−	−	−	−	(48)	(48)
Cumulative Translation Adjustment	(181)	(90)	(7)	(478)	(1)	(757)
Balance of actuarial liability as of December 31,	10,231	3,264	989	11,986	24	26,494
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

b)               Present value of the obligation

At December 31, 2020, a US$ 3,762 gain was accounted for in Equity, within other comprehensive income, arising from the effect of updated premises on the present value of the obligations of benefit plans, as set out as follows:

						2020
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Changes in the present value of obligations
Present value of obligations at the beginning of the year	20,919	5,955	1,672	11,986	37	40,569
Recognized in the Statement of Income	589	190	176	(1,672)	3	(714)
Interest expense	887	283	112	676	3	1,961
Service cost (**)	(298)	(93)	64	(2,348)	−	(2,675)
Recognized in Equity - other comprehensive income	(148)	211	(228)	(1,957)	(7)	(2,129)
Remeasurement: Experience (gains) / losses (***)	(436)	231	55	(671)	−	(821)
Remeasurement: (gains) / losses - demographic assumptions	−	−	(20)	1	1	(18)
Remeasurement: (gains) / losses - financial assumptions	288	(20)	(263)	(1,287)	(8)	(1,290)
Others	(5,513)	(1,545)	(443)	(3,001)	(7)	(10,509)
Benefits paid	(920)	(228)	(35)	(310)	(2)	(1,495)
Contributions paid by participants	75	15	−	−	−	90
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(4,668)	(1,332)	(408)	(2,691)	(7)	(9,106)
Present value of obligations at the end of the year	15,847	4,811	1,177	5,356	26	27,217
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) 'It includes the gain from past service cost, in the amount of US$ 374, due to the change in the Renegotiated and Non-renegotiated Petros Plans, and US$ 2,538 due to the change in the AMS Medical Plan.
(***) It includes additional contributions - New PED.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

						2019
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Changes in the present value of obligations
Present value of obligations at the beginning of the year	16,689	5,372	996	12,236	112	35,405
Recognized in the Statement of Income	1,408	437	122	1,232	8	3,207
Interest expense	1,357	431	83	1,024	6	2,901
Service cost	51	6	39	208	2	306
Recognized in Equity - other comprehensive income	5,254	1,033	670	89	5	7,051
Remeasurement: Experience (gains) / losses (**)	1,165	17	(34)	(2,489)	(7)	(1,348)
Remeasurement: (gains) / losses - demographic assumptions	45	59	(43)	(169)	(1)	(109)
Remeasurement: (gains) / losses - financial assumptions	4,044	957	747	2,747	13	8,508
Others	(2,432)	(887)	(116)	(1,571)	(88)	(5,094)
Discontinued operations	(892)	(304)	(58)	(651)	−	(1,905)
Benefits paid	(1,097)	(420)	(33)	(442)	(2)	(1,994)
Contributions paid by participants	82	16	−	−	−	98
Others	−	−	−	−	(84)	(84)
Cumulative Translation Adjustment	(525)	(179)	(25)	(478)	(2)	(1,209)
Present value of obligations at the end of the year	20,919	5,955	1,672	11,986	37	40,569
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It includes additional contributions - PED 2015.

	2020						2019
	Pension Plan			Medical Plan
	Petros Renegotiated	Petros Non -renegotiated	Petros 2	AMS	Other Plans	Total	Total
Up to 1 Year	879	312	31	261	1	1,484	1,923
1 to 5 Years	3,306	1,119	149	866	4	5,444	9,305
6 to 10 Years	3,474	1,135	145	996	5	5,755	8,046
11 To 15 Years	3,290	778	145	859	5	5,077	6,459
Over 15 Years	4,898	1,467	707	2,374	11	9,457	14,836
Total	15,847	4,811	1,177	5,356	26	27,217	40,569
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)                Fair value of plan assets

						2020
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other plans	Total
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	10,688	2,691	683	−	13	14,075
Recognized in the Statement of Income	505	150	45	−	1	701
Interest income	505	150	45	−	1	701
Recognized in Equity - other comprehensive income	196	(74)	163	−	1	286
Remeasurement: Return on plan assets due to lower interest income	196	(74)	163	−	1	286
Cash effects	474	265	−	308	1	1,048
Contributions paid by the sponsor (Company) (*)	255	80	−	308	1	644
Term of financial commitment (TFC) paid by the Company	219	185	−	−	−	404
Other Changes	(3,213)	(819)	(191)	(308)	(4)	(4,535)
Contributions paid by participants	75	15	−	−	−	90
Benefits Paid	(920)	(228)	(35)	(310)	(2)	(1,495)
Others	−	−	−	−	−	−
Cumulative Translation Adjustment	(2,368)	(606)	(156)	2	(2)	(3,130)
Fair value of plan assets at the end of the year	8,650	2,213	700	−	12	11,575
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

						2019
	Pension Plans			Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2		Other plans
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	9,537	2,492	585	−	41	12,655
Recognized in the Statement of Income	847	226	48	−	2	1,123
Interest income	847	226	48	−	2	1,123
Recognized in Equity - other comprehensive income	1,099	218	143	−	2	1,462
Remeasurement: Return on plan assets due to lower interest income	1,099	218	143	−	2	1,462
Cash effects	1,067	381	−	442	7	1,897
Contributions paid by the sponsor (Company) (*)	342	108	−	442	7	899
Term of financial commitment (TFC) paid by the Company	725	273	−	−	−	998
Other Changes	(1,862)	(626)	(93)	(442)	(39)	(3,062)
Discontinued operations	(493)	(128)	(42)	−	−	(663)
Contributions paid by participants	82	16	−	−	−	98
Benefits Paid	(1,097)	(420)	(33)	(442)	(2)	(1,994)
Others	−	−	−	−	(36)	(36)
Cumulative Translation Adjustment	(354)	(94)	(18)	−	(1)	(467)
Fair value of plan assets at the end of the year	10,688	2,691	683	−	13	14,075
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Seeking to maintain an appropriate investment performance, Petros Foundation annually prepares Investment Policies (PI) specific to each plan, aiming at planning assets management for a period of five years, following two models: (i) for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target; and (ii) for the variable contribution plan, the achievement of the actuarial goal with the lowest value at risk. The plan asset portfolio must comply with the rules defined by the Brazilian National Monetary Council.

The Company uses the ATM - Asset and Liability Management model to resolve mismatches in the net cash flow of the benefit plans managed by Petros Foundation, considering parameters of liquidity and solvency, adopting a 30-year horizon in the simulations.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

d)               Pension Plan assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type of asset are set out as follows:

				2020		2019
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	-	847	847	8%	963	7%
Fixed income	4,372	2,814	7,186	62%	8,786	62%
Government bonds	4,372	452	4,824	-	6,179	-
Fixed income funds	-	1,500	1,500	-	1,608	-
Other investments	-	862	862	-	999	-
Variable income	2,377	137	2,514	21%	2,905	21%
Common and preferred shares	2,377	-	2,377	-	2,753	-
Other investments	-	137	137	-	152	-
Structured investments	3	110	113	1%	185	1%
Real estate properties	-	563	563	5%	767	5%
	6,752	4,471	11,223	97%	13,606	97%
Loans to participants	-	352	352	3%	469	3%
Total	6,752	4,823	11,575	100%	14,075	100%

Loans to participants are measured at amortized cost, which is considered an appropriate estimate of fair value.

As of December 31, 2020, the investment portfolio included debentures of US$ 9 (US$ 11 in 2019), Company’s common shares in the amount of US$ 1 (US$ 1 in 2019) and real estate properties leased by the Company in the amount of US$ 254 (US$ 342 in 2019).

e)                Net expenses relating to benefit plans

						2020	2019	2018
			Pension Plans	Medical Plan
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	AMS	Other Plans	Total	Total	Total
Present value of obligations	589	190	176	(1,672)	3	(714)	3,209	3,275
Fair value of plan assets	(505)	(150)	(45)	−	(1)	(701)	(1,123)	(1,257)
Obligations with contribution for the revision of the lump sum death benefit	315	99	−	−	−	414	−	−
Net expenses for the year	399	139	131	(1,672)	2	(1,001)	2,086	2,018
Related to active employees	66	15	112	(276)	−	(83)	715	617
Related to retired employees (**)	333	124	19	(1,396)	2	(918)	1,371	1,401
Net expenses for the year	399	139	131	(1,672)	2	(1,001)	2,086	2,018
(*) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.
(**) It includes US$ 889 related to the actuarial remeasurement and US$ 29 to the update of the obligation with the contribution for the reduction of the lump sum death benefit.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

f)                 Main actuarial assumptions

					Pension Plans	2020 Medical Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	AMS
Nominal discount rate (including inflation)(1)	5.83% (05/2020) 7.03% (12/2020)	5.77% (05/2020) 6.97% (12/2020)	6.55%	6.55%	7.44%	7.2%
Nominal expected salary growth (including inflation) (2)	4.75%	4.54%	4.75%	4.54%	6.2%	according to security plan
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	6.17% a 3.90% a.a.
Mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2012 IAM basic fem 10% smoothed	EX-PETROS 2013 (bidecremental)
Disability table	American group	American group	n/a	n/a	Álvaro Vindas 40% smoothed	Álvaro Vindas 40% smoothed
Mortality table for disabled participants	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB 1957 strong, 20% smoothed	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.32% for 2021 and converging to 3.9% in 2025 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

2019
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS
Nominal discount rate (including inflation)(1)	7.13%	7.10%	6.82%	6.81%	7.30%	7.19%
Nominal expected salary growth (including inflation) (2)	4.61%	4.34%	4.61%	4.34%	6.40%	according to security plan
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	10.46% a 3.50% p.a.
Mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2016 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2000 female, smoothed in a 10%	EX-PETROS 2013 (bidecremental)
Disability table	American group	American group	n/a	n/a	American group reduced by 40%	American group
Mortality table for disabled participants	AT-49 male	AT-49 male	MI 2006, by gender, 20% smoothed	MI 2006, by gender, 20% smoothed	IAPB 1957 strong	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.61% for 2020 and converging to 3.5% in 2035 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

g)               Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Discount Rate				Expected change in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(2,376)	3,064	(670)	849	857	(652)
Current Service cost and interest cost	(5)	−	(36)	46	114	(81)

19.4.	Plano Petros 3 (PP-3)

On October 1, 2020, the Board of Directors approved the submission of the PP-3 for analysis by the Secretariat of Management and Governance of the State-owned Companies (SEST) and to the Superintendency of Post-retirement benefits (PREVIC).

The PP-3 is a new pension plan with defined contribution characteristics and will be an exclusive option for voluntary migration of participants from the PPSP-R and PPSP-NR plans, not including pre-70.

The mentioned agencies have approved this plan after adjustments on its regulation, and is expected to begin operating in the second quarter of 2021. Then, the Company will carry out an actuarial review of the original plans to determine the effect of the past service cost, resulting from the reduction of such plans, to be accounted for in the Statement of income.

19.5.	Accounting policy for post-employment defined benefits

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled. Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic assumptions, financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions.

Service cost are accounted for within results and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net defined benefit liability (asset) that arises from the passage of time. Such interest is accounted for in results.

Remeasurement of the net defined benefit liability (asset) is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage of salaries.

20.	Provisions for legal proceedings
20.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
•	Civil claims relating to: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims mainly regarding: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	12.31.2020	12.31.2019
Labor claims	706	895
Tax claims	488	463
Civil claims	713	1,523
Environmental claims	292	232
Total	2,199	3,113

	2020	2019
Opening Balance	3,113	7,405
Additions, net of reversals	464	1,290
Use of provision	(744)	(5,332)
Accruals and charges	28	233
Transfer to assets held for sale	-	(289)
Others	20	22
Cumulative translation adjustment	(682)	(216)
Closing Balance	2,199	3,113

In preparing its consolidated financial statements for the year ended December 31, 2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main reductions in provisions for legal proceedings in 2020 relate to the use of provisions relating to civil claims involving contractual issues, mainly due to agreements made in the period.

20.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	12.31.2020	12.31.2019
Tax	5,154	5,926
Labor	831	1,056
Civil	1,095	1,082
Environmental	113	160
Others	88	12
Total	7,281	8,236

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019
Opening Balance	8,236	6,711
Additions	937	2,021
Use	(86)	(187)
Accruals and charges	90	329
Transfer to assets held for sale	-	(313)
Others	(4)	(1)
Cumulative translation adjustment	(1,892)	(324)
Closing Balance	7,281	8,236

In the year ended December 31, 2020, the Company made judicial deposits in the amount of US$ 937, including: (i) US$ 301 related to the chartering of platforms due to the legal dispute related to the IRRF; (ii) US$ 294 referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) US$ 210 relating to the Unification of Fields (Cernambi, Lula, Tartaruga Verde and Tartaruga Mestiça); (iv) US$ 78 deposit as guarantee for a ship seizure operation; and (v) US$ 67 relating to the collection of income taxes (IRPJ and CSLL) due to the deduction of expenses for the contribution to the Petros Plan.

20.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of December 31, 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	12.31.2020	12.31.2019
Tax	24,511	32,376
Labor	8,179	9,734
Civil - General	4,621	5,977
Civil - Environmental	1,465	1,576
Total	38,776	49,663

The tables below detail the main causes of tax, civil, environmental and labor nature, whose expectations of losses are classified as possible.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	12.31.2020	12.31.2019
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	9,532	11,632
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	4,106	5,224
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. The company obtained a final decision at CARF, canceling part of the debts.	781	1,019
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels.	812	992
5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	454	579
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The claim involves lawsuits in different administrative and judicial stages.	468	536
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
7) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,056	1,250
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB and SE Finance Departments
8) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states which are in different administrative and judicial stages. The reduction primarily relate to VAT tax amnesty programs in RJ.	384	1,191
Plaintiff: States of RJ, AL and BA Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	788	1,098
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
10) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	818	1,058
Plaintiff: States of RJ, BA, PE, SE and AM Finance Departments
11) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	812	989
Plaintiff: States of SP, SC and RS Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas, instead of MS state.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court. In the judgment of a lawsuit filed by the State of MS against the States of SP, SC and RS in the STF, the State of MS was considered the legitimate creditor of the tax. After the Supreme Court decision, the expectation was changed to remote loss. This decision has not yet become final, and an appeal period is in progress for the States of SP, SC and RS.	-	640
Plaintiff: States of RJ and PR Finance Departments
13) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2020, the federal and state laws of RJ recognized the remission/amnesty on these debts. As a result, the loss expectation is deemed remote in RJ's lawsuits.	21	634
Plaintiff: States of GO, RJ, PA, BA, SE, AL, SP and PR Finance Departments
14) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages.	517	602
Plaintiff: States of PR, AM, BA, PA, PE, SP and AL Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	392	571
Plaintiff: State of SP Finance Department
16) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	416	565
Plaintiff: States of RJ, SP, BA, PE, RS, PR and SE Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial stages. Exposure reduction due to the loss expectation revision on this matter.	331	562
Plaintiff: States of RJ, SP, BA, AL, PB and AM Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages.	418	511
Plaintiff: Secretariat of the Federal Revenue of Brazil
19) Income taxes (IRPJ and CSLL) - Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative and judicial stages.	326	228
20) Other tax matters	2,079	2,495
Total for tax matters	24,511	32,376

		Estimate
Description of labor matters	12.31.2020	12.31.2019
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed a appeal, which is currently pending judgment by the Federal Supreme Court. On July 26, 2018, the president minister of the Federal Supreme Court (Supremo Tribunal Federal - STF) granted Petrobras' request to prevent the effects of the judgment of the TST, determining the suspension of individual and class actions on this subject, pending the deliberation on this matter in the Supreme Court or further deliberation of the rapporteur minister assigned to this case. On August 13, 2018, the selected Rapporteur confirmed the decision of the president minister and extended its effects to the ongoing actions on the matter, suspending all cases relating to this subject.	6,679	7,732
2) Other labor matters	1,500	2,002
Total for labor matters	8,179	9,734

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	12.31.2020	12.31.2019
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
1) Administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields.
Current status: The claims involve lawsuits in different administrative and judicial stages.	927	892
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies
2) Administrative and legal proceedings about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.
Current status: The claims involve lawsuits in different administrative and judicial stages.	392	627
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies
3) Proceedings challenging an ANP order requiring Petrobras to unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Arbitration remains suspended by court decision;

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

	471	391
Plaintiff: EIG Management Company in USA
4) Lawsuit in the USA regarding Sete Brasil.
Current status: The lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in "Sete" through communications that would have omitted an alleged corruption scheme involving Petrobras and "Sete". During the year 2020, the case continued at the stage of producing evidence in the lower court. The next procedural phases are expected to be scheduled, including the final merit hearing. Decrease in value mainly due to the closure in 2020 of several arbitrations in Brazil relating to the Sete Brasil matter.	53	1,024
Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA) and State Gas Companies
5) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA).
Current status: The lawsuit is at the Bahia Court of Justice awaiting judgment of an appeal filed by the company.	308	299
6) Other civil matters	2,469	2,744
Total for civil matters	4,620	5,977

		Estimate
Description of environmental matters	12.31.2020	12.31.2019
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.
1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.
Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal. The appeals were parttially granted.	425	470
2) Other environmental matters	1,040	1,106
Total for environmental matters	1,465	1,576

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
20.4.	Class action in Netherlands and Arbitrations in Brazil and in Argentina
20.4.1.	Class action in Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras parent company and Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former managers of Petrobras.

The Foundation allegedly represents the interests of an unidentified group of investors and alleges that based on the facts uncovered by the Lava Jato investigation the defendants acted unlawfully towards investors. Based on the allegations, the Foundation seeks a number of declaratory relieves from the Dutch court.

The Company filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam (“Court”) to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. On September 19, 2018, the Court rendered its interim decision in the motion proceedings in which it accepted jurisdiction in most of 7 claims of the Foundation, without any assessment on the merits of the case.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the Company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' Class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and the Company presented the oral arguments at a hearing held on January 26, 2021.

This collective action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the standing of the Foundation as the alleged representative of the investors' interests, the applicable rules to this complaint, the information produced the evidentiary phase of the proceedings, analysis by experts, the timing of court decisions and rulings by the court on key issues, and the Foundation only seeks declaratory reliefs in this collective action. Currently, it is not possible to determine if the Company will be found responsible for the payment of compensation in subsequent individual complaints after this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors will be able to file subsequent individual complaints related to this matter against the Company.

In addition, the allegations asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such allegations are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The company is victim of the corruption scheme uncovered by the Lava Jato investigation and aims to present and prove this before the Dutch Court.

The uncertainties inherent in all such matters do not enable the company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors. The Foundation is not able to demand compensation for damages.

The Company denies the allegations presented by the Foundation and intend to defend themselves vigorously.

20.4.2.	Arbitrations in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intends to be a collective arbitration, through representation of all minority shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts uncovered in the Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations.

Depending on the outcome of these complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

Most of these arbitrations are still in the preliminary stages and a final decision is not expected in the near future. However, in relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral award was issued indicating the Company's responsibility, but not determining the payment of amounts by Petrobras, nor ending the procedure. This arbitration, as well as the other arbitrations in progress, are confidential and the partial arbitral award - which does not represent a CAM position, but only of the three arbitrators that make up this arbitration panel - does not extend to the other ongoing arbitrations.

On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitral award, as the Company understands that the award contains serious flaws and improprieties. This lawsuit is still without any assessment on the merits of the case and its judgement is pending. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious flaws and improprieties pointed out by Petrobras. There is still appeal against this decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding. Petrobras will continue to defend itself in this and other arbitrations.

20.4.3.	Arbitrations in Argentina

On September 11, 2018, Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato investigation.

On June 14, 2019, the Company informed that the Chamber of Arbitration recognized the withdrawal of the arbitration due to the fact that the Association had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, which was rejected on November 20, 2019. The Association filed a new appeal addressed to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

20.5.	Other legal proceeding in Argentina

Petrobras was included as a defendant in criminal actions in Argentina:

•	Criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. Petrobras was never mentioned in the scope of the referred collective action. Petrobras presented procedural defenses in the criminal action but some of them have not yet been judged by the court. This criminal action is pending before the Criminal Economic Court No. 3 of the city of Buenos Aires;
•	Criminal action related to an alleged fraudulent offer of securities, when Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses but some of them have not yet been judged by the court. On September 14, 2020, the judge accepted the defense presented by the Company and decided that Petrobras could not be sued in a criminal case before the Argentine Justice. The Association appealed this decision, and the appeal is pending judgment. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

20.6.	Tax recoveries under dispute
20.6.1.	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. In 2020, the Company obtained a favorable and definitive court decision on this claim, and the Company recognized the corresponding credit, as set out in note 17.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The tax credit relates to the exclusion of the ICMS effectively collected when included in the basis of calculation of PIS and COFINS, as deliberated by the Superior Federal Court (Superior Tribunal Federal – STF). In relation to the amounts corresponding to the difference between the criterion established in the regulation and the ICMS amount reported in the invoices, these were not recognized as tax credit, since it is still pending final decision of the STF.

20.7.	Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

Provisions are recognized when: (i) the company has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) the amount of the obligation can be reliably estimated.

Contingent liabilities are not recognized but are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in explanatory notes when the inflow of economic benefits is considered probable. However, if the inflow of economic benefits is virtually certain, the related asset is not a contingent asset and it is recognized.

21.	Provision for decommissioning costs
Non-current liabilities	2020	2019
Opening balance	17,460	15,133
Adjustment to provision	5,720	5,642
Transfers related to liabilities held for sale (*)	(519)	(3,071)
Payments made	(446)	(502)
Interest accrued	571	699
Others	15	3
Cumulative translation adjustment	(4,021)	(444)
Closing balance	18,780	17,460
(*) In 2019, it includes transfers to held for sale related to the Campos basin; concessions in Rio Grande do Norte and Bahia states; Frade and Baúna fields, as set out in note 24.

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

In 2020, the revision of the provision resulted in an increase of US$ 5,720, reflecting the Strategic Plan 2021-2025 and the revision of technical assumptions. These are the main factors:

•	increase attributable to the devaluation of the Real against the US Dollar (from R$ 4.03 / US$ 1.00 in 2019, to R$ 5.20 / US$ 1.00 in 2020) , with a direct impact on dollar costs;
•	anticipation of timing the abandonments in some fields (mainly Tupi, Marlim Sul, Roncador and Jubarte);
•	reduction in the risk-adjusted discount rate from 4.22% p.a. in 2019 to 4.15% p.a. in 2020, due to an improvement in risk perception in the world panorama;
•	reduction due to the review of technical assumptions for wells and equipment.

21.1.	Accounting policy for decommissioning costs

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the technical and commercial feasibility of producing oil and gas in a field has been demonstrated. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant judgments (as set out in note 4.6).

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans. When the revision of the estimates results in an increase in the provision for decommissioning costs, there is a corresponding increase in assets. Otherwise, in the event that a decrease in the liability exceeds the carrying amount of the asset, the excess shall be recognized immediately in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the classification of non-current assets as held for sale, provisions for decommissioning costs related to these assets are also included. Any commitments assumed with future environmental removals and recoveries resulting from the sale of assets are recognized after the closing of the sale operation, in accordance with the contractual terms.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
22.	Other Assets and Liabilities

Assets		12.31.2020	12.31.2019
Escrow account and/ or collateral	(a)	780	670
Prepaid expenses	(b)	394	647
Advances to suppliers	(c)	263	1,130
Derivatives Transactions	(d)	119	85
Agreements and covenants	(e)	71	115
Others		238	349
		1,865	2,996
Current		1,230	1,493
Non-Current		635	1,503

Liabilities		12.31.2020	12.31.2019
Obligations arising from divestments	(f)	936	70
Contractual retentions	(g)	536	642
Advances from customers and partners	(h)	433	509
Provisions for environmental expenses, R&D and fines	(i)	460	610
Other recoverable taxes	(j)	406	534
Derivatives Transactions	(d)	283	157
Various creditors		123	155
Short-term benefits	(k)	147	38
Others		483	608
		3,807	3,323
Current		1,603	1,973
Non-Current		2,204	1,350

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of TAG and NTS.

b) Amounts whose compensation must be made by supplying materials or providing services contracted with these suppliers.

c) Spending on platform charters and equipment rentals to be appropriated in situations in which the start of operations has been postponed due to legal requirements or the need for technical adjustments.

d) Amounts anticipated by the joint operating partners.

e) Provisions for financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of the divested assets of the following groups of fields: (i) Riacho da Forquilha; (ii) Pampo and Enchova; (iii) Macau; and (iv) Lagoa Parda. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective groups of fields.

f) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

g) Amounts related to the advanced or cash receipt from third parties, related to the sale of products or services in Brazil.

h) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

i) Non-current portion of other recoverable taxes (see note 17).

k) Non-current portion of the voluntary severance programs (PDV), as set out in note 18.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

j) Fair value of open positions and transactions closed but not yet settled.

22.1.	Accounting policy for obligations arising from divestments

Obligations arising from divestments are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk, as the best estimate of disbursement required to settle the present obligation at the reporting date and may be subject to changes as activity execution schedules are updated and detailed by acquirers.

23.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these annual consolidated financial statements for the period ended December 31, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 155 (US$ 220 in 2019), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through December 31, 2020 was US$ 1,287.

23.1.	Investigations involving the Company
23.1.1.	U.S. Securities and Exchange Commission and Department of Justice inquiries

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation, which encompassed the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85 to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credit a remittance of US$ 683 to the Brazilian authorities, which Petrobras deposited in January 2019 into a court deposit account. The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018.

This resolution met the best interest of the Company and its shareholders, and eliminated uncertainties, risks, burdens and costs of potential litigations in the United States.

23.1.2.	U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

23.1.3.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

24.	Commitment to purchase natural gas

The GSA agreement (Gas Supply Agreement) entered into with Petrobras and Yacimientos Petroliferos Fiscales Bolivianos - YPFB was initially effective until December 31, 2019. In addition, according to agreement provision, after December 31, 2019, the GSA was automatically extended until the entire volume contracted is delivered by YPFB and withdrawn by Petrobras. On March 6, 2020, by means of a contractual amendment, the Parties changed the daily contracted quantity (QDC) from 30.08 million m³ per day to 20 million m³ per day, which became effective as from March 11, 2020.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Thus, as of December 31, 2020, the total amount of the GSA for 2021 is nearly 7.30 billion cubic meters of natural gas (equivalent to 20.00 million cubic meters per day) and corresponds to a total estimated value of US$ 1.06 billion. Based on the aforementioned extension clause, the Company expects purchases to continue through May 2024, on the same volume basis according to current indicators, representing an estimated additional amount of US$ 3.35 billion, for the period from January 1, 2021 to May 05, 2024.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
25.	Property, plant and equipment
25.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2019	5,210	76,028	28,926	47,219	-	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	2,784	5,269	145	2,332	10,530
Additions to / review of estimates of decommissioning costs	-	-	-	5,497	-	5,497
Capitalized borrowing costs	-	-	1,336	-	-	1,336
Reimbursement under the Transfer of Rights Agreement	-	-	-	(8,319)	-	(8,319)
Write-offs	(3)	(92)	(293)	(407)	(21)	(816)
Transfers	478	6,055	(10,466)	4,879	126	1,072
Transfers to assets held for sale	(803)	(4,942)	(621)	(1,204)	(1,339)	(8,909)
Depreciation, amortization and depletion	(231)	(6,106)	-	(4,756)	(5,019)	(16,112)
Impairment recognition	(2)	(1,298)	(1,453)	(743)	(161)	(3,657)
Impairment reversal	-	236	80	459	-	775
Cumulative translation adjustment	(199)	(2,287)	(826)	(1,873)	(905)	(6,090)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Cost	6,856	119,993	21,952	70,647	26,440	245,888
Accumulated depreciation, amortization, depletion and impairment	(2,406)	(49,615)	-	(29,750)	(4,852)	(86,623)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	4,587	3,090	365	4,338	12,380
Additions to / review of estimates of decommissioning costs (note 21)	-	-	-	5,421	-	5,421
Capitalized borrowing costs	-	-	941	-	-	941
Write-offs	(4)	(438)	(461)	(187)	(1,271)	(2,361)
Transfers	(258)	2,676	(3,175)	1,336	(21)	558
Transfers to assets held for sale	(8)	(226)	27	(848)	(13)	(1,068)
Depreciation, amortization and depletion	(142)	(4,298)	-	(3,864)	(4,022)	(12,326)
Impairment recognition (note 27)	(14)	(7,293)	(2,855)	(4,603)	(337)	(15,102)
Impairment reversal (note 27)	-	5,542	482	1,612	124	7,760
Cumulative translation adjustment	(981)	(12,248)	(4,558)	(8,963)	(4,517)	(31,267)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Cost	5,450	107,199	27,544	60,902	23,780	224,875
Accumulated depreciation, amortization, depletion and impairment (****)	(2,407)	(48,519)	(12,101)	(29,736)	(7,911)	(100,674)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 33 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.
(****) In the case of assets under construction, it refers only to impairment losses.

For the the year ended December 31, 2020 additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt area, mainly the entry into operation of the FPSO P-77, a new production system located in the Atapu field.

The right-of-use assets at December 31, 2020 comprise the following underlying assets:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Platforms	Vessels	Properties	Total
Balance at December 31, 2020	7,979	7,167	723	15,869
Cost	11,144	11,257	1,379	23,780
Accumulated depreciation, amortization and depletion	(3,165)	(4,090)	(656)	(7,911)
Balance at December 31, 2019	12,196	8,335	1,057	21,588
Cost	14,542	10,698	1,364	26,604
Accumulated depreciation, amortization and depletion	(2,346)	(2,363)	(307)	(5,016)

25.2.	Estimated useful life
	Buildings and improvements, equipment and other assets

Estimated useful life	Cost	Accumulated depreciation	Balance at December 31, 2020
5 years or less	3,456	(2,627)	829
6 - 10 years	8,255	(4,947)	3,308
11 - 15 years	5,266	(1,075)	4,191
16 - 20 years	35,395	(25,213)	10,182
21 - 25 years	28,875	(5,966)	22,909
25 - 30 years	11,464	(2,296)	9,168
30 years or more	4,500	(1,992)	2,508
Units of production method	15,305	(6,804)	8,501
Total	112,516	(50,920)	61,596

Buildings and improvements	5,317	(2,401)	2,916
Equipment and other assets	107,199	(48,519)	58,680

25.3.	Accounting policy for Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition for continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction. Loans, directly attributable to the construction of qualifying assets are excluded from this calculation until the completion of all activities necessary to set the asset in conditions for use or sale intended by management. In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Assets directly associated to oil and gas production of a contract area without useful life lower than the estimated length of reserves depletion, such as signature bonuses, are depreciated or amortized based on the unit-of-production method.

The unit-of-production method of depreciation (amortization) is computed based on a unit of production basis (monthly production) over the proved developed oil and gas reserves, except for signature bonuses for which unit of production method takes into account the monthly production over the total proved oil and gas reserves on a field-by-field basis.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Assets related to oil and gas production with useful lives shorter than the life of the field; floating platforms and other assets unrelated to oil and gas production are depreciated on a straight-line basis over their useful lives, which are reviewed annually. Note 25.2 provides further information on the estimated useful life by class of assets. Lands are not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of lease agreements (term, asset transfer or exercise of call option), are depreciated using the straight-line method based on contractual terms.

25.4.	Concession for exploration of oil and natural gas – Transfer of Rights Agreement (“Cessão Onerosa”)

On November 1, 2019, Petrobras signed with the Brazilian Federal Government the Amendment to the Transfer of Rights Agreement, which provides for the reimbursement to the Company of US$ 9,058, as established in the Resolution 5/2019 enacted in April 2019 by the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE).

At this signing, the Company recognized accounts receivable offsetting property, plant and equipment, in the amount of US$ 8,319 (considering the average exchange rate prevailing in the fourth quarter of 2019). On December 11, 2019, the Brazilian Federal Government paid this amount to the Company, bearing interest at SELIC rate from the date of the signing, in the amount of US$ 43, accounted for as finance income in 2019.

25.5.	Oil and Gas fields operated by Petrobras returned to ANP

In 2020, the following oil and gas fields were returned to ANP: Agulha, Caioba, Camorim, Dourado, Guaricema, Piranema, Piranema Sul, Salgo e Tatuí. These fields were returned to ANP mainly due to their economic unfeasibility and, as a consequence, the Company wrote off the amount of US$ 12 in addition to impairments recognized in prior years.

In 2019, the following oil and gas fields were returned to ANP: Juruá, Iraúna, Barra do Ipiranga, Lagoa Branca, Nativo Oeste, Jacupemba, Mariricu Oeste, Rio Barra Seca, Rio Itaúnas Leste, Rio São Mateus Oeste and Sul de Sapinhoá. These fields were returned to ANP mainly due to their economic unfeasibility and, as a consequence, the Company wrote off the amount of US$ 74 in addition to impairments recognized in prior years.

In 2018, the following oil and gas fields were returned to ANP: Japiim, Camarão Norte, part of Espadarte and part of Sibite. These fields were returned to ANP mainly due to their economic unfeasibility and, as a consequence, the Company wrote off the amount of US$ 0.1 in addition to impairments recognized in prior years.

25.6.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31, 2020, the capitalization rate was 6.12% p.a. (6.40% p.a. for the year ended December 31, 2019).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.	Intangible assets
26.1.	By class of assets
	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2019	2,330	272	203	2,805
Addition	1,339	74	-	1,413
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	15,341	-	-	15,341
Capitalized borrowing costs	-	4	-	4
Write-offs	(11)	(6)	-	(17)
Transfers	(83)	(47)	(137)	(267)
Amortization	(10)	(60)	-	(70)
Impairment recognition	(1)	-	-	(1)
Cumulative translation adjustment	263	5	(3)	265
Balance at December 31, 2019	19,168	242	63	19,473
Cost	19,290	1,469	63	20,822
Accumulated amortization	(122)	(1,227)	-	(1,349)
Balance at December 31, 2019	19,168	242	63	19,473
Addition	31	88	-	119
Capitalized borrowing costs	-	1	-	1
Write-offs	(173)	(3)	-	(176)
Transfers	(2)	(1)	(26)	(29)
Amortization	(8)	(58)	-	(66)
Impairment recognition	-	(6)	(6)	(12)
Cumulative translation adjustment	(4,302)	(53)	(7)	(4,362)
Balance at December 31, 2020	14,714	210	24	14,948
Cost	14,803	1,245	24	16,072
Accumulated amortization	(89)	(1,035)	-	(1,124)
Balance at December 31, 2020	14,714	210	24	14,948
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

At December 31, 2020 and 2019, no impairment was identified on goodwill.

Result of the 16th ANP Bidding Round

On October 10, 2019, Petrobras acquired one offshore block in the 16th Bidding Round under the Concession Regime, held by the ANP. The total amount of the signature bonus paid was US$ 348.

There were no new bidding rounds in the concession regime during 2020.

Exploration Rights - Surplus Volume of the Transfer of Rights Agreement and Production Sharing contract

On November 6, 2019, the ANP held the Bidding Round for the Surplus Volume of the Transfer of Rights Agreement, when the Company acquired 90% interest in the exploration and production rights of the surplus volume of Búzios field from the Assignment Agreement, in partnership with CNODC Brasil Petróleo e Gás Ltda. (5%) and CNOOC Petroleum Brasil Ltda. (5%) and 100% interest of the surplus volume of the Itapu field.

The signature bonus corresponding to the Company's interest was US$ 14,912, paid in December 2019.

The co-participation agreement is being negotiated and should be concluded by September 2021, final basis to the rights and obligations arising from the production sharing contract in Búzios and Itapu. Since it was a special bidding round, related to the production surplus from fields with technical and commercial feasibility already defined, the values of the signature bonuses paid will be transferred from intangible assets to property, plant and equipment after the finalization of the co-participation agreement and eventual adjustments to the reserves volumes that will be incorporated by Petrobras.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On November 7, 2019, the ANP held the 6th Bidding Round under the production sharing regime. Petrobras acquired, in partnership with CNODC Brasil Petróleo e Gás Ltda. (20%), the Aram block, located in the Santos Basin. Petrobras will be the operator of the field with an 80% interest. The signature bonus corresponding to the Company's interest was US$ 982, paid in December 2019.

There were no new bidding rounds in the production sharing regime during 2020.

Assumption of additional participation in concession contracts

During 2020, partner companies in some exploratory projects decided to leave the business and the company assumed their participation in the consortia. Assumption of rights was non-onerous, and did not imply disbursement by the company. Until December 31, 2020, the ANP had approved the signing of the additives to the concession contracts for the exploration blocks ES-M-596 (originally 50% Petrobras and 50% Equinor), ES-M-671 (40% Petrobras; 35% Equinor and 25% Total) and ES-M-743 (40% Petrobras; 35% Equinor and 25% Total), in which the company now holds 100% interest.

The transaction is similar to a donation, thus the installments related to the exploration rights assumed were assessed at fair value, taking as a parameter the total value of the bonus offered to these blocks in the 11th bidding round. The value of the signature bonus corresponds to the shares assumed and was recognized in intangible assets in the amount of US$ 25, and the corresponding income as other operating income. The company received the installments due by the partners in the minimum exploratory program (Programa Exploratório Mínimo - PEM).

26.2.	Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for concessions and production sharing agreements for exploration and production of oil and natural gas (capitalized acquisition costs), public service concessions, trademarks, patents, software and goodwill.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus corresponds to the right to explore, drill and produce oil and gas fields is reclassified to property, plant and equipment at their full value. While they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

However, if exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

26.3.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

In 2020, 45 exploration areas were returned to the ANP, in Camamu-Almada, Espírito Santo, Jequitinhonha, Potiguar, Recôncavo, Pelotas, Pernambuco-Paraíba, Santos and Sergipe-Alagoas basins (12 in 2019 in Sergipe-Alagoas, Potiguar, Recôncavo and Parnaíba basins), totaling US$ 172 (US$ 3 in 2019), mainly due to the Peroba exploratory block US$ 154.

27.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During 2020, impairment losses were mainly recognized in the first quarter, arising from significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These events led the Company to adopt a set of measures, in the first quarter of 2020, aiming at preserving cash generation, as well as to revise the key assumptions of the 2020-2024 Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others, whose effects were accounted for in the first quarter of 2020.

On November 25, 2020, management concluded and approved its 2021-2025 Strategic Plan, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in this reporting period.

The oil and gas production estimated in the scope of the plan indicates a continuous growth focused on the development of projects that generate higher value, with an increase in the participation of assets in the pre-salt layer, which present lower lifting costs. During this period, 13 new production systems are expected to enter into operation, all of which will be allocated to deep and ultra-deep water projects.

The expected investment considered in the plan for the five-year period is US$ 55 billion, 84% allocated to E&P segment (of which US$ 32 billion destined for pre-salt layer assets).

The table below shows impairment losses and reversals recognized within the statement of income in 2020, 2019 and 2018:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (losses) / reversals	Business segment	Comments
				2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	42,421	40,511	(7,316)	E&P - Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	120	−	(119)	E&P - Brazil	item (b1)
Comperj	266	526	260	RTM - Brazil	item (c1)
Second refining unit in RNEST	410	388	(22)	RTM - Brazil	item (d1)
Corporate facilities	152	−	(161)	Corporate, others	item (e)
Others			3	Several
			(7,355)

Assets classified as held for sale
Producing properties relating to oil and gas activities	−	270	79	E&P - Brazil	note 27.2
Cartola and Ataulfo Alves vessels	80	19	(62)	RTM - Brazil	note 27.2
Total			(7,338)
					2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	105,532	196,994	(1,859)	E&P - Brazil	item (a2)
Transpetro’s fleet of vessels	1,347	1,453	103	RTM - Brazil	item (f1)
Oil and gas production and drilling equipment in Brazil	314	−	(307)	E&P - Brazil	item (b2)
Fertilizer plant - UFN III	204	−	(200)	RTM - Brazil	item (g1)
Comperj	330	117	(209)	RTM - Brazil	item (c2)
Second refining unit of RNEST	1,043	498	(534)	RTM - Brazil	item (d2)
Oil and gas production and drilling equipment abroad	343	15	(333)	E&P - Abroad	item (h)
Others	33	−	(67)	Several
			(3,406)
Assets classified as held for sale
Producing properties Pampo and Enchova fields	328	808	494	E&P - Brazil	note 27.2
Producing properties Pampo and Frade field	19	105	84	E&P - Brazil	note 27.2
Producing properties Pampo and Maromba field	−	68	67	E&P - Brazil	note 27.2
PO&G BV	444	354	(89)	E&P - Abroad
Others	592	468	2	Several
Total			(2,848)
					2018
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	7,019	9,923	(524)	E&P - Brazil	item (a3)
Transpetro’s fleet of vessels	1,721	1,300	(428)	RTM - Brazil	item (f2)
Oil and gas production and drilling equipment in Brazil	199	6	(197)	E&P - Brazil	item (b3)
Fertilizer plant - UFN III	312	200	(114)	RTM - Brazil	item (g2)
Producing properties relating to oil and gas activities Abroad (several CGUs)	2,258	1,554	(715)	E&P - Brazil	item (i)
GASFOR II	58	−	(59)	Gas & Power - Brazil	item (j)
Comperj	46	−	(47)	RTM - Brazil	item (c3)
Second refining unit of RNEST	1,114	1,092	(22)	RTM - Brazil	item (d3)
Others	666	756	(14)	Several Segments
			(2,120)
Assets classified as held for sale
Producing properties relating to oil and gas activities in Riacho da Forquilha	98	459	34	E&P - Brazil	note 27.2
Others	25	109	81	Several Segments
Total			(2,005)
(*) It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.1.	Impairment of property, plant and equipment and intangible assets

For impairment testing purposes, the Company bases its cash flow projections on:

•	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
•	Assumptions and financial budgets/forecasts approved by management for the period corresponding to the expected life cycle of each different business; and
•	Pre-tax discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in materially different recoverable amounts if pre-tax discount rates had been used.

Post-tax discount rates, excluding inflation, applied in the tests were:

Activity	12.31.2020	12.31. 2019
Producing properties relating to oil and gas activities in Brazil	7.1% p.a.	6.8% p.a.
RTM in Brazil	6.1% p.a.	6.4% p.a.
RTM in Brazil – postponed projects	7.4% p.a.	7.8% p.a.
Gas logistics	6.4% p.a.	6.3% p.a.
Transport in Brazil	5.4% p.a.	from 4.3% to 5.8% p.a.

27.1.1.  Planning assumptions used in impairment testing

The cash flow projections used to measure the value in use of the CGUs at December 31, 2020, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

2021-2025 Strategic Plan (*)	2021	2022	2023	2024	2025	Long term Average
Average Brent (US$/barrel)	45	45	50	50	50	50
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	5.50	4.69	4.46	4.28	4.07	3.76
(*) In the impairment testing in the first quarter, average Brent prices ranged from US$ 25/barrel to US$ 50/barrel, and average exchange rate from R$ 5.09 to R$ 3.78.

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/barrel)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	3.85	3.79	3.75	3.72	3.7	3.6

27.1.2.  Revision of Cash Generating Units

During 2020, management identified and assessed the following changes in CGUs:

E&P Segment

i.	CGU North group – exclusion of platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro, Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms;
ii.	CGU Fazenda Alegre group - exclusion of fields of Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Fazenda São Jorge, Inhambu, Jacutinga, Lagoa Bonita, Seriema e Tabuiaiá, due to the divestments occurred. Currently, this CGU is formed by Cancã and Fazenda Alegre fields.
iii.	CGU CVIT group: extinction of the group of fields, which was formed by Golfinho and Canapu fields, since the Company decided to end Canapu field operations. The two fields are now tested separately.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Gas & Power Segment

i.	CGU Natural gas – exclusion of the Atalaia Natural Gas Processing Unit (UPGN), due to the decision to cease its operation in the 2021-2025 Strategic Plan. The unit is now tested separately.
ii.	CGUs FAFEN BA and SE - extinction of these CGUs, since the Company signed a lease agreement relating to these fertilizer plants with Proquigel Química, classifying it as a financial lease, with the recognition of a receivable and the write-off of remaining carrying amounts classified as PP&E.

RT&M Segment

i.	Transportation CGU - vessels Cartola and Afaulfo Alves were excluded from this CGU, since the Company decided to cease their operations, and were reclassified to assets held for sale, tested for impairment separately.

Information on key assumptions for impairment testing and on CGU definitions is presented in notes 4.2 and 4.3, respectively.

27.1.3.  Information on the main impairment losses

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – 2020

Impairment losses on producing properties in Brazil amount to US$ 7,316, most of it related to CGUs that provide service in E&P fields, also reflecting the hibernation of producing assets on the first quarter of 2020, as well as the revision on the key assumptions of the Strategic Plan, mainly expected Brent prices, depreciation of Brazilian real against U.S. dollar, economic slowdown and reduction on demand for oil and oil products.

The following table presents significant impairment for 2020:

CGU	Basin	Area	Impairment	Carrying amount after impairment
North	Campos basin	Post-Salt	(1,335)	4,765
Roncador	Campos basin	Post-Salt	(1,265)	7,271
Carmópolis	Sergipe basin	Onshore and shallow-water	(594)	127
Albacora Leste	Campos basin	Post-Salt	(470)	1,379
Berbigão-Sururu	Santos basin	Pre-Salt	(467)	2,754
Namorado	Campos basin	Post-Salt	(304)	−
Marlim Sul	Campos basin	Post-Salt	(299)	5,913
Golfinho	Santos basin	Pre-Salt	(253)	182
Viola	Santos basin	Post-Salt	(180)	−
Papa-Terra	Campos basin	Post-Salt	(164)	1
Cherne	Campos basin	Post-Salt	(157)	−
Garoupa	Santos basin	Post-Salt	(148)	−
Canto do Amaro	Potiguar basin	Onshore and shallow-water	(138)	210
Malhado	Campos basin	Post-Salt	(133)	−
Congro	Campos basin	Post-Salt	(131)	−
Uruguá	Santos basin	Post-Salt	(114)	129
Siririzinho	Sergipe-Alagoas basin	Onshore and shallow-water	(86)	60
Others(*)	Several	Several	(1,078)	13,046
Total			(7,316)	35,837
(*) It comprises 92 CGUs.

a2) Producing properties in Brazil – 2019

Impairment assessment for producing properties in Brazil resulted in US$ 1,859 impairment losses, mainly comprising:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Impairment losses in the amount of US$ 2,092, mainly related to the CGUs of Papa-Terra (US$ 369), Uruguá group (US$ 344), CVIT group (US$ 206), Corvina (US$ 158), Piranema (US$ 128), Camorim (US$ 109), Pirambu (US$ 102), Merluza group (US$ 98), Miranga group (US$ 76), Guaricema (US$ 76) and Água Grande group (US$ 72), mainly due to the decrease in estimates for the average Brent price on the projection horizon, to higher estimates for future decommissioning costs, due to the reduction in risk-free discount rates, and to changes in the schedule for removal and treatment of oil and gas production facilities;
•	Impairment reversals totaling US$ 53 primarily relating to Peroá group (US$ 30) and Castanhal (US$ 12), mainly due to gains in the production curve and accelerated depreciation tax benefit related the new tax model for oil and gas activities.

a3) Producing properties in Brazil – 2018

Impairment assessment for producing properties in Brazil under the concession regime for oil and gas resulted in a net reversal of impairment losses of US$ 103 (post-tax discount rates of 7.4% p.a.). This amount comprises:

•	Impairment losses totaling US$ 1,054 primarily related to CGUs Camorim (US$ 140), Linguado (US$ 139), Piranema (US$ 93), Guaricema (US$ 92), Juruá (US$ 91), Bicudo (US$ 83), Caioba (US$ 61), Pper-1 group (US$ 49), Garoupinha (US$ 39), Frade (US$ 39), Castanhal (US$ 36) and Papa Terra (US$ 35). These losses were substantially due to higher estimates of future decommissioning costs driven by costs related to subsea facilities and equipment and depreciation of the Brazilian real against the U.S. dollar.
•	Reversals of impairment totaling US$ 530 primarily from the CGUs Cvit group (US$ 158), Uruguá group (US$ 151), Ceará Mar group (US$ 50), Dom João (US$ 23), Miranga group (US$ 16), Fazenda Belém group (US$ 13) and Bijupirá-Salema group (US$ 13), due to upward revision in the estimated production curves following a review of certain projects investments, as set out in the BMP 2019-2023.

b1) Oil and gas production and drilling equipment in Brazil - 2020

Impairment losses of US$ 120 relates to equipment and structures in the E&P segment, mainly due to the decision to cease with the Estaleiro Inhaúma project, leading to the recognition of losses in the amount of US$ 69.

b2) Oil and gas production and drilling equipment in Brazil - 2019

In 2019, the Company decided to discontinue the use of P-37 platform in Marlim field, resulting in its exclusion of North group and its independent assessment for impairment, resulting in losses in the amount of US$ 307.

b3) Oil and gas production and drilling equipment in Brazil - 2018

In 2018, impairment losses for oil and gas production and drilling equipment in Brazil amounted to US$ 197, as a result of: i) ceased operation of the single buoy mooring Monobóia 2 – PDET (US$ 172); ii) lower fair value of certain equipment related to the FPSO P-72 and P- 73 that could not be committed to other projects, when compared to their carrying amount (US$ 24).

c1) Comperj – 2020

Impairment reversals amounted to US$ 260, mainly due to the reduction in the estimated investments for the completion of the project relating to the first refining unit facilities, resulting from the depreciation of the Brazilian Real in relation to the U.S. Dollar, as well as to optimization measures adopted.

c2) Comperj – 2019

Impairment losses amounted to US$ 209, arising from the investments made due to the Conduct Adjustment Declaration (“TAC”) to close the public civil action requesting the environmental licensing, as well as to the investments made in the first refining unit facilities, which are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin.

c3) Comperj – 2018

At December 31, 2018, the resumption of the Comperj project still depended on new partnerships. However, the construction of the first refining unit facilities that would also support the natural gas processing plant (UPGN) was in progress as the facilities were part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin. Nevertheless, due to the interdependence between such infrastructure and the first refining unit, the Company recognized additional impairment charges, totaling US$ 47 in 2018.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

d1) Second refining unit of RNEST – 2020

The cash flows to measure the value in use of the second refining unit of RNEST take into account the postponing of the beginning of the operation, triggering impairment losses in the amount of US$ 22.

d2) Second refining unit of RNEST – 2019

The cash flows to measure the value in use of the second refining unit of RNEST took into account the postponing of the beginning of the operation, triggering impairment losses in the amount of US$ 534.

d3) Second refining unit of RNEST – 2018

The impairment assessment over the second refining unit of RNEST resulted in the recognition of an impairment loss amounting to US$ 22, as the beginning of operation had been postponed (real discount rate applied was 7.3% p.a. post-tax discount rate for the refining business).

e) Corporate facilities – 2020

The Company decided to hibernate a corporate building, in the state of Bahia, due to its permanent vacancy, resulting in a US$ 161 impairment loss on the right of use asset.

f1) Transpetro’s fleet of vessels - 2019

The depreciation of Reais against U.S. Dollars used in the projections of the Strategic Plan 2020-2024, compared to the assumptions used in the previous plan, had a positive effect on the cash generation projected in Reais for the CGU, given that freight rates (cash inflows) are quoted in U.S. dollars. Thus, a US$ 103 reversal of impairment was accounted for in 2019.

f2) Transpetro’s fleet of vessels - 2018

The lower freight rates projected in PNG 2019-2023 significantly affected impairment assessment of the Transpetro's fleet of vessels, resulting in the recognition of impairment losses in the amount of US$ 428 in 2018 (post-tax discount rates applied to the transportation sector ranged from 3.8% p.a. to 6.6% p.a.).

g1) Fertilizer plant - UFN III – 2019

Following the Company’s decision to quit the conclusion of this plant located in the state of Mato Grosso do Sul, this asset was written-off, in the amount of US$ 200.

g2) Fertilizer plant - UFN III – 2018

An impairment loss of US$ 114 was recognized for the fertilizer plant UFN III due to its lower fair value.

h) Oil and gas production and drilling equipment abroad – 2019

In January 2020, the sale of drillship Sonda Vitória 10,000 (NS-30), owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV, was closed. Thus, impairment losses in the amount of US$ 333 were recognized, due to the difference between the expected sale value and its carrying amount.

i) Producing properties relating to oil and gas activities abroad - 2018

The Company recognized an impairment loss in the amount of US$ 715 with respect to producing properties of oil and gas activities in the Gulf of Mexico, primarily driven by changes in operational assumptions and discount rate considering the terms of the agreement between the Company and Murphy Oil Corporation in order to establish a joint venture through such assets.

j) GASFOR II – 2018

In 2018, management decided to halt the development of the GASFOR II project, carried out by TAG. Accordingly, this asset was excluded from the Natural Gas CGU and its impairment test was performed separately. Due to its halt, it is not possible to estimate future cash flows arising from the use of this asset, resulting in the recognition of impairment losses in the amount equal to the carrying amount thereof (US 59).

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.1.4.  Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses, presenting recoverable amounts close to their current carrying amounts. The analysis presented below considers the estimated impairment losses or reversals if there was a 10% reduction or increase in the recoverable amount of the CGUs, arising from changes in material assumptions:

Potential impairment losses - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity
Assets with recoverable amounts close to their carrying amounts
Producing properties relating to oil and gas activities in Brazil (5 CGUs)	E&P	597	578	(19)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (39 CGUs)	E&P	26,228	23,605	(2,623)
Refining plants (3 CGUs)	RT&M	944	850	(94)
		27,769	25,033	(2,736)

Potential impairment reversals - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount	Sensitivity (*)
Assets with impairment losses
Producing properties relating to oil and gas activities in Brazil (39 CGUs)	E&P	26,228	28,851	1,825
Refining plants (3 CGUs)	RT&M	944	1,038	94
		27,172	29,889	1,919
(*) When calculating a 10% increase in the recoverable amount, the amount of impairment to be reversed is limited to the accumulated impairment of the CGU or to their recoverable amounts, whichever is lower.

27.1.5.  Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets with definitive lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.3 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or group of fields) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

27.2.	Assets classified as held for sale

In 2020, the Company recognized reversals in the amount of US$ 17 arising from the fair value of assets, net of disposal expenses, with the most significant relating to: the sale of Recôncavo group of fields (14 concessions located onshore and in shallow waters) in the amount of US$ 35; the sale of Rio Ventura group of fields (8 concessions located onshore) in the amount of US$ 18; the sale of Fazenda Belém group of fields, in the amount of US$ 14; partially offset by a US$ 62 impairment loss relating to Cartola and Ataulfo Alves vessels.

In 2019, as a result of the sale of several assets of the E&P segment, the Company recognized reversals in the amount of US$ 558, considering the net fair value of disposal expenses, mainly: US$ 494 relating to Pampo and Enchova Project (10 concessions located in shallow waters); US$ 84 relating to Bispo project (in Frade field); US$ 67 relating to Mangalarga project (in Maromba field), partially offset by a US$ 89 impairment loss recognized on the sale of Petrobras Oil & Gas B.V. (PO & GBV).

In 2018, following the Company’s Board of Director approvals for the disposal of certain assets, impairment reversals were accounted for amounting to US$ 115 for assets held for sale, including the effects arising from the sale of onshore producing fields located in Potiguar basin.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The accounting policy for assets and liabilities held for sale is set out in note 32.

27.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM) models, specific for each case.

27.3.1.  Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

27.3.2.  Investment in publicly traded associate

Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2020, the quoted market value of the Company’s investment in Braskem was US$ 1,375 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 7.0% p.a., considering cash flows from dividends, and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 27.1.2.

Petrobras Distribuidora S.A.

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora S.A. (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2020, the Company estimated this investment was recoverable.

On August 26, 2020 the Company’s Board of Directors approved the disposal of the remaining interest in this Company. Accordingly, the recoverable value of this investment took into account the value in use, including the disposal value, considering the intention to sell the shares. Thus, impairment testing resulted in a US$ 459 loss.

The post-tax discount rate in constant currency applied was is 11.1% p.a., considering the cost of equity.

27.3.3.  Investments in state-controlled natural gas distributors

In 2020, impairment assessments on investments in state-controlled natural gas distributors did not give rise to any indication that these assets would be impaired, which carrying amount is US$ 1,108. Post-tax discount rate (excluding inflation) used in such assessment was 5.7% p.a..

27.3.4.  Impairment losses on equity-accounted investments

In the year ended December 31, 2020, the Company recognized impairment losses amounting to US$ 59 (a US$ 4 loss in 2019 and a US$ 28 reversal in 2018), mainly in joint venture MP Gulf of Mexico (US$ 59), due to the revised Brent prices projections (with a 5.4% p.a. post-

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

tax discount rate in constant currency, applied for the E&P segment in the USA), and in BSBIOS (US$ 22), resulting from the classification of this investment as held for sale, after the signing of the purchase and sale agreement by the Company’s subsidiary Petrobras Biocombustível with RP Participações em Biocombustíveis, in December 2020.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2020	12.31.2019
Property plant and equipment
Opening Balance	4,262	4,132
Additions	428	510
Write-offs	(197)	(216)
Transfers	(494)	-
Cumulative translation adjustment	(975)	(164)
Closing Balance	3,024	4,262
Intangible Assets (**)	14,526	18,919
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	17,550	23,181
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**) The signature bonuses related to the results of the 16th ANP bidding round and Surplus Oil of Transfer of Rights Agreement, in the amount of US$ 15,341, are described in note 24.1 to the consolidated financial statements for the year ended December 31, 2019.

The transfers refer to the completion of exploratory well projects that are now associated with the proved reserves of existing fields, mainly Albacora (US$ 421) and Búzios (US$ 73).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2020	2019	2018
Exploration costs recognized in the statement of income
Geological and geophysical expenses	296	477	330
Exploration expenditures written off (includes dry wells and signature bonuses)	456	308	87
Contractual penalties	38	4	91
Other exploration expenses	13	10	16
Total expenses	803	799	524
Cash used in :			0
Operating activities	307	485	346
Investment activities	532	17,265	1,273
Total cash used	839	17,750	1,619

Exploration expenditures written off arise from projects without economic feasibility, mainly related to the reduction of exploratory wells in the Candy Park in the Espirito Santos Basin (US$ 189) and signature bonus for the Peroba exploratory block (US$ 155).

For the the year ended December 31, 2020, the Company recognized a provision arising from potential contractual penalties for non-compliance with minimum percentages of local content in 186 blocks for which the exploratory phases were concluded (125 for the year ended December 31, 2019).

28.1.	Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

• Geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility can be demonstrated are expensed.

• Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility can be demonstrated. More information on intangible assets accounting policy, see note 27.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

• Costs directly attributable to exploratory wells, including their equipment and installations, pending determination of proved reserves are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way (for more information see note 28.2). An internal commission of technical executives of the Company reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations. For additional information on proved reserves estimates, see note 4.1.

• Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission.

• Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

28.2.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs (*)	12.31.2020	12.31.2019
Exploratory well costs capitalized for a period of one year	118	219
Exploratory well costs capitalized for a period greater than one year	2,906	4,043
Total capitalized exploratory well costs	3,024	4,262
Number of projects relating to exploratory well costs capitalized for a period greater than one year	38	43

	Capitalized costs (2020)	Number of wells
2019	152	6
2018	44	1
2017	39	1
2016	58	3
2015 and previous years	2,613	80
Exploratory well costs that have been capitalized for a period greater than one year	2,906	91

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling relate to 38 projects comprising (i) US$ 2,769 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and (ii) US$ 137 relate to costs incurred to evaluate the reserves and their potential development.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,631 of which US$ 1,543 were still in force as of December 31, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,256 and bank guarantees of US$ 287.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
30.	Partnerships in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in partnerships in Brazil as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2020, the Company holds interests in 98 partnerships with 40 companies, among which Petrobras is the operator in 55 (in 2019, 112 partnerships with 42 companies and operator in 64). The partnerships formed in 2019 and 2020 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion
Tartaruga Verde Módulo III Espadarte	Campos Basin	50%	Petronas – 50%	Petrobras	2019	Concession – Disposal of 50% to Petronas	N/A
Búzios (Transfer of Rights Surplus)	Santos basin pre-salt	90%	CNODC – 5% CNOOC – 5%	Petrobras	2019	Production sharing – Transfer of Rights Surplus Production ANP Bidding Round	14,912
C-M-477	Campos Basin	70%	BP – 30%	Petrobras	2019	Concession - 16th ANP Bidding Round	348
Aram	Santos basin pre-salt	80%	CNODC – 20%	Petrobras	2019	Production sharing – 6th ANP Bidding Round	982
BT-SEAL-13A	Sergipe Alagoas basin	50%	Petrogal – 50%	Petrogal	2020	Concession – split	N/A
BT-POT-55A	Potiguar basin	70%	Sonangol – 30%	Petrobras	2020	Concession – split	N/A

Partnerships brings benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the partnership:

Field	Location	% Petrobras	% Partners	Petrobras production portion in 2020 (kboed)	Regime
Tupi (BMS-11)	Santos basin pre-salt	65%	Shell – 25% Petrogal – 10%	790,4	Concession
Roncador	Campos basin	75%	Equinor – 25%	132,1	Concession
Sapinhoá (BMS-9)	Santos basin pre-salt	45%	Shell – 30% Repsol Sinopec – 25%	119,0	Concession
Albacora Leste	Campos basin	90%	Repsol Sinopec - 10%	31,2	Concession
Mero	Santos basin pre-salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	12,5	Production sharing
Papa-Terra	Campos basin	62.5%	Chevron – 37.5%	12,2	Concession
Manati	Camamu basin	35%	Enauta Energia S.A. – 45% Brasoil – 10% Geopark – 10%	5,3	Concession
Berbigão	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	26,7	Concession
Sururu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	8,7	Concession
Oeste de Atapu	Santos basin pre-salt	42.5%	Shell – 25% Total – 22.5% Petrogal – 10%	1,6	Concession
Tartaruga Verde	Campos basin	50%	Petronas – 50%	48,.8	Concession
Total				1,188.5

30.1.	Accounting policy for joint operations

The E&P partnerships are classified as joint operations, where the Company recognizes according to its interests: i) its assets, including its stake in any assets held jointly ii) its liabilities , including its stake in any liabilities assumed jointly; iii) its sales revenues corresponding to the proportion of its participation in the production resulting from the joint operation; iv) its portion on sales revenues realized directly by the joint operation; and v) its expenses, including the portion of any expenses incurred together.

Assets, liabilities, revenues and expenses relating to the participation in a joint operation are accounted for in accordance with the specific accounting policies applicable to assets, liabilities, revenues and expenses.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
30.2.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies (Shell, Petrogal, Repsol and Total) in E&P consortiums. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Tupi, Sépia, Atapu, Berbigão, Sururu, Albacora Leste and other fields.

Berbigão, Sururu, Albacora Leste and others

The table below presents changes on the reimbursements payable relating to these fields:

	12.31.2020	12.31.2019
Opening balance	113	159
Additions/(Write-offs) on PP&E	278	50
Indexation charges	−	4
Payments made	(17)	(92)
Other income and expenses	(50)	(2)
Cumulative translation adjustments	46	(6)
Closing balance	370	113

As of December 31, 2020, Petrobras has reimbursements payable amounting to US$ 370 (US$ 113 on December 31, 2019). In 2020, these agreements resulted in payments and recognition of additions and write-offs in PP&E, in addition to other net expenses, reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

Tupi, Sépia and Atapu

On April 30, 2020, Petrobras and partner companies in E&P consortiums in Tupi, Sépia and Atapu fields signed the Agreements for the Equalization of Expenses and Volumes (AEGV). Thus, on May 29, 2020, as a result of the increase in interest in these three consortiums, Petrobras received from partner companies the amount of US$ 441, in addition to US$ 284 in PP&E, totaling US$ 725 within other income and expenses.

Also as a result of these agreements, on May 1, 2020, the wholly owned subsidiary Petrobras Netherlands BV (PNBV) signed Share Purchase Agreements acquiring an additional interest in Tupi BV, for US$ 84, and an additional interest of at Iara BV (Atapu) for US$ 805, subject to price adjustments. The computation of the acquisition price was based on the fair value of the acquired assets and related liabilities, bringing a net increase of US$ 889 mainly in PP&E.

The price adjustment relating to the acquisition of interest in Tupi BV occurred on September 15, 2020, resulting in an additional payment of US$ 13, registered as property, plant and equipment.

30.3.	Accounting Policy for unitization agreements

A unitization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit and determine their new stake in the single producing unit.

Events that occurred prior to the unitization agreement may lead to the need for compensation between the partners. At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
31.	Investments
31.1.	Information on direct subsidiaries, joint arrangements and associates
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100	100	46,266	5,212	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100	100	951	258	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100	100	86	256	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51	51	435	64	Brazil
Petrobras Biocombustível S.A.	Corporate, others	100	100	275	30	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100	100	32	(49)	Brazil
Termomacaé S.A.	Gas & Power	100	100	86	4	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100	100	110	2	Cayman Islands
Breitener Energética S.A.	Gas & Power	94	94	139	6	Brazil
Termobahia S.A.	Gas & Power	99	99	115	1	Brazil
Baixada Santista Energia S.A.	Gas & Power	100	100	68	13	Brazil
Petrobras Comercializadora de Energia S.A.. - PBEN	Gas & Power	100	100	12	7	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99	99	3	(14)	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72	72	4	(9)	Brazil
5283 Participações LTDA	Corporate, others	100	100	−	−	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	Gas & Power	51	51	81	111	Brazil
Refinaria de Mucuripe S.A. (i)	RT&M	100	100	−	−	Brazil
Refinaria de Manaus S.A. (i)	RT&M	100	100	−	−	Brazil
Paraná Xisto S.A (i)	RT&M	100	100	−	−	Brazil
Refinaria de Mataripe S.A. (i)	RT&M	100	100	−	−	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50	50	40	14	Brazil
Ibiritermo S.A.	Gas & Power	50	50	23	9	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30	30	157	(64)	Brazil
Cia Energética Manauara	Gas & Power	40	40	38	3	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50	50	37	21	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33	33	3	(12)	Brazil
Brasympe Energia S.A.	Gas & Power	20	20	14	−	Brazil
Brentech Energia S.A.	Gas & Power	30	30	20	6	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	35	35	12	3	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49	49	5	−	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49	49	6	−	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49	49	4	−	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51	51	4	−	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45	45	−	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Corporate, others	50	50	−	−	Brazil
GNL Gemini Comercialização e Logística de Gás LTDA.	Gas & Power	40	40	30	4	Brazil
Associates
Braskem S.A. (ii)	E&P	36	47	(859)	(1,531)	Brazil
UEG Araucária Ltda.	E&P	19	19	26	(39)	Brazil
Petrobras Distribuidora S.A. - BR (ii)	Corporate, others	38	38	1,850	147	Brazil
Deten Química S.A.	RT&M	28	28	110	41	Brazil
Energética SUAPE II S.A.	Corporate, others	20	20	82	24	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20	20	47	4	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	39	39	−	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30	30	−	−	Brazil
Nova Transportadora do Sudeste S.A. - NTS	Gas & Power	10	10	412	490	Brazil
Transportadora Sulbrasileira de Gás - TSB	Gas & Power	25.00	25.00	4	1	Brazil

(i) Companies legally established, with capital contribution of US$ 58 thousand for each company.
(ii) Equity and net income at September 30, 2020, most current public information.

In 2020, the Company had the following corporate restructuring:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

i) Transportadora Associada de Gás S.A., Liquigás Distribuidora S.A., Investimentos e Participações de Sondas (FIP Sondas) and Sete Brasil Participações S.A. were divested;

ii) Termomacaé Comercializadora de Energia S.A. (TMC) was merged into Petrobras Comercializadora de Energia (PBEN);

iii) Petrobras Negócios Eletrônicos S.A. (E-Petro) was merged into Petrobras, with no capital increase. Thus, Procurement Negócios Eletrônicos became a subsidiary of Petrobras;

iv) Creation of subsidiaries Refinaria de Mucuripe S.A., Refinaria de Manaus S.A., Paraná Xisto S.A. and Refinaria de Mataripe S.A. (see note 32.3).

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras Group;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to E&P activities (MP Gulf of Mexico, LLC); and
•	PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (65%), Guará BV (45%), Agri Development BV (90%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (42.5%) and Lapa BV (10%), dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia. In December 2020, PNBV transferred to Sete Brasil, for the symbolic amount of 7 Euros, its 15% equity interest which held in each of the Dutch structured entities controlled by Sete Brasil: Arpoador Drilling B.V., Marambaia Drilling B.V., Grumari Drilling B.V., Copacabana Drilling B.V., Leme Drilling B.V., Leblon Drilling B.V. and Ipanema Drilling B.V. After this disposal, Petrobras no longer holds any interests in subsidiaries of Sete Brasil.

On January 14, 2020, PIB BV concluded the sale of its remaining 50% interest in Petrobras Oil & Gas B.V. - PO & GBV to Petrovida Holding B.V.

31.2.	Investments in associates and joint ventures
	Balance at 12.31.2019	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 12.31.2020
Joint Ventures	1,192	7	(65)	(2)	(91)	(133)	−	(95)	813
MP Gulf of Mexico, LLC/PIB BV	577	-	-	3	(179)	−	-	(35)	366
Distribuidoras Estaduais de Gás Natural/Gaspetro	380	-	-	-	58	(87)	-	(53)	298
Compañia Mega S.A. - MEGA	79	-	-	-	10	(7)	-	-	82
Other joint ventures	156	7	(65)	(5)	20	(39)	-	(7)	67
Associates (*)	4,302	8	−	(196)	(568)	(667)	(292)	(132)	2,455
Nova Transportadora do Sudeste	239	-	-	(12)	49	(54)	-	(46)	176
Transportadora Associada de Gás S.A.	283	-	-	(202)	19	(82)	(18)	-	−
Others Associates	3,780	8	-	18	(636)	(531)	(274)	(86)	2,279
Other investments	5	-	-	-	−	(3)	3	-	5
Total	5,499	15	(65)	(198)	(659)	(803)	(289)	(227)	3,273

(*) It includes Petrobras Distribuidora and Braskem, mainly hedge accounting on future exports and provision for decommissioning costs of halite deposits.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
31.3.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Fair value
	12.31.2020	12.31.2019	Type	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Associate
Petrobras Distribuidora	436,875	436,875	Common	4.26	7.46	1,860	3,259
						1,860	3,259
Associate
Braskem S.A.	212,427	212,427	Common	4.85	7.82	1,031	1,662
Braskem S.A.	75,762	75,762	Preferred A	4.54	7.41	344	561
						1,375	2,223

The fair value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. and BR Distribuidora S.A. - Investments in non-consolidated listed companies

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem and BR Distribuidora is set out in Note 27.3.

31.4.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2020 is US$ 528 (US$ 892 in 2019) primarily comprising US$ 213 of Gaspetro (US$ 263 in 2019), US$ 65 of Consolidated Structured Entities (US$ 203 in 2019), US$ 192 of FIDC (US$ 343 in 2019), and US$ 39 of Transportadora Brasileira Gasoduto Brasil-Bolívia – TBG (US$ 69 in 2019).

Condensed financial information is set out as follows:

	Gaspetro		Consolidated Structured entities		FIDC		TBG

	2020	2019	2020	2019	2020	2019	2020	2019
Current assets	81	91	897	793	3,951	16,377	228	154
Long-term receivables	50	61	460	586	−	−	−	−
Investments	298	380	−	−	−	−	−	−
Property, plant and equipment	−	1	−	−	−	−	313	430
Other non-current assets	53	73	1	−	−	−	3	3
	482	606	1,358	1,379	3,951	16,377	544	587
Current liabilities	25	40	1,043	8	1	6	206	105
Non-current liabilities	23	28	132	1,104	−	−	257	340
Shareholders' equity	434	538	183	267	3,950	16,371	81	142
	482	606	1,358	1,379	3,951	16,377	544	587
Sales revenues	83	136	−	−	−	−	310	426
Net income	64	89	(195)	41	416	910	111	180
Increase (decrease) in cash and cash equivalents	(4)	7	227	16	2	786	25	3

Gaspetro, a Petrobras’ subsidiary, holds interests in several state distributors of natural gas in Brazil. The Company holds 51% of interests in this indirect subsidiary.

The structured entities are Charter Development LLC (CDC), dedicated to construct, acquire and charter FPSOs, and Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI), which is dedicated to coking and hydrotreating of coke naptha from Henquique Lage refinery (REVAP).

The Credit Rights Investment Fund (FIDC) is a fund mainly intended to securitize “performed” and “non-performed” credits for operations carried out by the Company’s subsidiaries, aiming to optimize cash management.

TBG is an indirect subsidiary which operates in natural gas transmission activities mainly through Bolivia-Brazil Gas Pipeline. The Company holds 51% of interests in this indirect subsidiary.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
31.5.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical, refining, production, trade and logistics of oil products, gas distribution, biofuels, thermoelectric power plants, and other activities. Condensed financial information is set out below:

	2020				2019

	Joint ventures			Associates	Joint ventures			Associates

	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad	In Brazil	In Brazil	MP Gulf of Mexico, LLC	Other companies abroad	In Brazil

Current assets	795	277	137	9,968	1,147	372	165	9,226
Non-current assets	385	259	4	3,941	486	−	5	4,880
Property, plant and equipment	492	2,380	62	9,914	641	3,132	48	20,210
Other non-current assets	482	2	−	761	634	−	−	1,579
	2,154	2,918	203	24,584	2,908	3,504	218	35,895
Current liabilities	573	228	58	7,279	790	237	74	6,751
Non-current liabilities	661	789	17	15,246	808	373	19	28,878
Shareholders' equity	887	1,535	81	2,358	1,270	2,317	79	255
Non-controlling interest	33	366	47	(299)	40	577	46	11
	2,154	2,918	203	24,584	2,908	3,504	218	35,895

Sales revenues	2,056	748	−	28,425	1,610	1,300	−	40,218
Net Income (loss) for the year	93	(607)	9	(241)	246	423	17	2,416
Ownership interest - %	23.5 to 83%	20%	34 to 45%	4.59 to 40%	20 to 51.5%	20%	34 to 45%	4.59 to 40%

31.6.	Accounting policy for investments in subsidiaries, joint operations, joint ventures and associates

Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations (at the level of interest the Company has in them) and consolidated structured entities.

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent with those adopted by Petrobras. Note 11 sets out the consolidated entities and other direct investees.

Investments structured through a separate vehicle are set up so that the voting rights, or similar rights, are not the dominant factor to determine who controls the entity. At December 31, 2020, Petrobras controls and consolidates the following structured entities: CDC (U.S.A., E&P); CDMPI (Brazil, RT&M) and FIDC (Brazil, Corporate, others).

Intragroup balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated in the consolidation of the financial statements.

Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In a joint operation, the parties have rights to the assets and obligations for the liabilities related to the arrangement, while in a joint venture the parties have rights to the net assets of the arrangement. Some of the Company's activities in the E&P segment are conducted through joint operations.

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method. In a joint operation the Company recognizes the amount of its assets, liabilities and related income and expenses.

Accounting policies of joint ventures and associates have been adjusted, where necessary, to ensure consistency with the policies adopted by Petrobras. Distributions received from an investee reduce the carrying amount of the investment.

Business combination and Goodwill

A business combination is a transaction in which the acquirer obtains control of another business, regardless it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

Goodwill is measured as the excess of the aggregate amount of: (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized in the statement of income.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received, including directly attributable costs, over the carrying value of the ownership interest acquired/disposed of is recognized in shareholders’ equity as changes in interest in subsidiaries.

32.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

							12.31.2020	12.31.2019
	E&P	RT&M	Gas & Power	Biofuels	Distribution	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	1	−	−	−	13	−	14	5
Trade receivables	-	−	−	−	24	−	24	68
Inventories	-	−	−	−	4	−	4	13
Investments	-	−	19	49	−	−	68	355
Property, plant and equipment	600	19	−	−	21	−	640	2,046
Others	-	−	−	−	35	−	35	77
Total	601	19	19	49	97	−	785	2,564
Liabilities on assets classified as held for sale
Trade payables	1	-	-	-	21	-	22	27
Finance debt	-	-	-	-	5	8	13	142
Provision for decommissioning costs	640	-	-	-	-	-	640	2,961
Others	-	-	-	-	10	-	10	116
Total	641	−	−	−	36	8	685	3,246

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
32.1.	Transactions pending closing at December 31, 2020
Transaction	Acquirer	Signature date	Transaction amount (*)	Further information
Exercise of the put option to transfer the remaining interest (10%) in Lapa field to Total, in block BM-S-9, as provided in the contract signed in January 2018, when Total acquired a 35% interest on this field, becoming the operator of the field.	Total	December 2018	50	a
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV, which owns the offshore assets used in the production development of this field.	PetroRio	November 2019	100	b
Sale of the Company’s entire interest in the onshore fields Fazenda Belém and Icapuí, called Fazenda Belém group, located in the Potiguar basin, in the state of Ceará.	SPE Fazenda Belém S.A., subsidiary of 3R Petroleum e Participações S.A.	August 2019	35	c
Sale of the Company’s entire interest in eight onshore fields, called Rio Ventura group, located in the in the state of Bahia.	SPE Rio Ventura S.A., subsidiary of 3R Petroleum e Participações S.A	August 2020	51	d
Sale of the Company’s entire interest in 27 onshore fields, called Cricaré group, located in the in the state of Espírito Santo.	Karavan SPE Cricaré S.A. (51%) and Seacrest Capital Group Limited (49% and equity provider)	August 2020	37	e
Sale of the Company’s entire interest in Petrobras Uruguay Distribución S.A. (PUDSA).	DISA Corporación Petrolífera S.A.	August 2020	62	f
Sale of the Company’s entire interest in 14 onshore fields, called Recôncavo group of fields, located in the state of Bahia.	Ouro Preto Energia Onshore S.A, subsidiary of Petroleum Óleo e Gás S.A..	December 2020	250	g
Sale of the Company’s entire interest in 12 onshore fields, called Remanso group of fields, located in the state of Bahia.	Petrorecôncavo S.A.	December 2020	30	h
Petrobras Biocombustível S.A. (PBio) signed a contract for the sale of all of its shares issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) (50% of the share capital).	RP Participações em Biocombustíveis S.A	December 2020	62 (R$ 320 million)	i
Sale of its 49% interest in the company Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A. (“Eólica Mangue Seco 1.	V2I Transmissão de Energia Elétrica S.A.	January 2021	8 (R$ 42 million)	J
Sale with Wobben Windpower Indústria e Comércio Ltda (Wobben) of all interests (51% Wobben and 49% Petrobras) in the companies Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica SA (“Eólica Mangue Seco 3”) and Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica SA (“Eólica Mangue Seco 4”).	V2I Transmissão de Energia Elétrica S.A.	January 2021	17 (R$ 90 million)	k
(*) Only amounts considered at the signing of the transaction.

a)                Sale of Lapa field – Strategic alliance with Total

The transaction is subject to price adjustments and to the fulfillment of certain conditions precedent.

b)               Sale of Frade field

Amounts due to Petrobras are composed of: (i) US$ 7.5 was paid at the contract signing; (ii) US$ 92.5 to be paid at the closing of the transaction, subject to price adjustments. In addition, there is a contingent payment amounting to US$ 20 subject to a new discovery in the field.

c)                Sale of onshore fields in Ceará – Fazenda Belém group of fields

Amounts due to Petrobras are composed of: (i) US$ 9 was paid at the contract signing; (ii) US$ 16 to be paid at the transaction closing; and (iii) US$ 10 to be paid in twelve months after the transaction closing.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, mainly ANP approval.

d)               Sale of onshore fields in Bahia – Ventura group of fields

Amounts due to Petrobras are composed of: (i) US$ 4 was paid at the contract signing; (ii) US$ 31 to be paid at the transaction closing; (iii) US$ 16 to be paid in thirty months after the transaction closing. In addition, there is the contingent payment of up to US$ 43 provided for in the contract, depending on future oil prices negotiated between the parties.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

This sale is subject to price adjustments and to the fulfillment of conditions precedent, mainly ANP approval.

e)                Sale of onshore fields in Espírito Santo – Cricaré group of fields

Amounts due to Petrobras are composed of (i) US$ 11 paid at the contract signing; and (ii) US$ 26 to be paid at the transaction closing. In addition, there are up to US$ 118 of contingent payments, of which US$ 88 depending on future oil prices negotiated between the parties, and US$ 30 conditioned to the ANP approval of the extension of the concession terms for nine fields considered major by the acquirer (São Mateus, Rio Itaúnas, Cedro Farm, Lagoa Suruaca, São Jorge Farm, São Mateus River, Campo Grande, Mariricu and Mariricu Norte).

This sale is subject to price adjustments and to the fulfillment of conditions precedent, such as ANP approval and environmental licenses to be granted by local regulatory agencies.

f)                 Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

Amounts due to Petrobras are composed of (a) US$ 6 were paid at the contract signing; and (b) US$ 56 to be paid at the transaction closing.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by the Uruguayan Competition Defense Authority.

g)               Sale of onshore fields in Bahia – Recôncavo group of fields

Amounts due to Petrobras are composed of: (i) US$ 10 was paid at the contract signing; and (ii) US$ 240 to be paid at the transaction closing.

This sale is subject to price adjustments and to the fulfillment of conditions precedent, mainly ANP approval.

h)               Sale of onshore fields in Bahia – Remanso group of fields

Amounts due to Petrobras are composed of: (i) US$ 4 was paid at the contract signing; (ii) US$ 21 to be paid at the transaction closing; and (iii) US$ 5 to be paid in twelve months after the transaction closing.

This sale is subject to price adjustments and to the fulfillment of conditions precedent.

i)                 Sale of BSBios

The sale amount, including inflation indexation, will be deposited in escrow accounts, due to the PBio's interest in BSBios. This amount is subject to usual adjustments for transactions of this nature.

PBio will be able to draw down US$ 49 (R$ 255 million) from the escrow account at the transaction closing, and US$ 13 (R$ 67 million) will draw down for the indemnification of eventual contingencies and released according to the terms and conditions set forth in the contract.

j)                 Sale of Eólica Mangue Seco 1

Amount to be paid to Petrobras in a single installment at the transaction closing, subject to price adjustments provided for in the contract.

k)                Sale of Eólica Mangue Seco 3 and 4

Amounts due to Petrobras are composed of: US$ 4 (R$ 23 million) at the signing of the contract and US$ 13 (R$ 67 million) at the transaction closing, subject to price adjustments provided for in the contracts.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
32.2.	Closed transactions during 2020
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount	Gain/(loss)	Further information
Sale of the Company’s 50% interest in PO&GBV to Petrovida Holding B.V. (PO&GBV), a joint venture registered in the Netherlands consisting of assets located in Nigeria.	Petrovida Holding B.V	October 2018 (S) January 2020 (C)	1,454	2	a
Sale of Pampo and Enchova groups (Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields), located in shallow Waters in the Campos basin.	Trident Energy do Brasil LTDA, subsidiary of Trident Energy L.P	July 2019 (S) July 2020 (C)	419	364	b
Sale of onshore and offshore fields in Macau group (Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu), in the Potiguar Basin.	SPE 3R Petroleum S.A., subsidiary of 3R Petroleum e Participações S.A.	August 2019 (S) May 2020 (C)	174	75	c
Purchase and sale agreement for the sale of the Company’s remaining 10% interest in Transportadora Associada de Gás S.A. (TAG).	Group formed by ENGIE and Caisse de Dépôt et Placement du Québec (CDPQ).	July 2020 (S) July 2020 (C)	191	28	d
Sale of the Company’s interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin.	Karoon Petróleo & Gás Ltda (Karoon), subsidiary of Karoon Energy Ltd.	July 2019 (S) November 2020 (C)	240	273	e
Venda integral da participação societária na Liquigás Distribuidora S.A	Copagaz e Nacional Gás Butano	November 2019 (S) December 2020 (C)	784	531	-
			3,262	1,273

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On January 14, 2020, the transaction was closed, in the amount of US$ 1,454, reflecting price adjustments and the deduction of Petrobras’ portion from the payment of fees to the Nigerian Government for approval of the transaction. Cumulative amounts of dividends received from PO&GBV since inception of investment (January 1, 2018) have totaled US 1,030. At the closing, the Company received US$ 276, additional US$ 25 was received in June 2020, and the remaining US$ 123 to be received as soon as the Abgami field redetermination process is implemented, up to five years after the transaction closing.

b)               Sale of Pampo and Enchova groups of fields

At the transaction closing, the Company received US$ 366 after the fulfillment of all the conditions precedent and the inclusion of additional conditions, providing for the payment of amounts of up to US$ 650 classified as contingent assets, to be recognized when the agreed conditions are met.

The amount received at the transaction closing in addition to the US$ 53 paid to Petrobras upon the contract signing, totaling US$ 419.

c)                Sale of fields in Macau group of fields

Petrobras held a 100% interest in all these concessions, except for the Sanhaçu field, in which it held a 50% interest (the other 50% belongs to Petrogal).

The sale amount includes price adjustments provided for in the contract and the installment received on August 9, 2019, in the signing of the contract.

d)               Sale of remaining interest in Transportadora Associada de Gás (TAG)

The transaction was closed and fully paid on the date of the signing of the contract, after the deduction of US$ 21 of dividends paid to Petrobras in June 2020 and other price adjustments.

In addition to the gain on the transaction, a US$ 43 loss relating to the cash flow hedge accumulated in comprehensive income since the sale of TAG's control in June 2019 was reclassified to the statement of income, within other income and expenses.

e)                Sale of Baúna field

Due to the economic effects caused by the COVID-19 pandemic and the consequent difficulty in meeting the conditions precedent originally set, the parties defined adjustments to the terms of the contract and the payment of the transaction value.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

After the fulfillment of conditions precedent, the transaction was closed with the payment of US$ 150, which adds up to the US$ 50 already paid at the contract signing. The remaining balance of US$ 40 will be paid in 18 monthly installments after the transaction closing. In addition, a contingent installment of US$ 285 may be paid by 2026, depending on future oil prices negotiated between the parties.

32.3.	Other operations
a)	Contingent installment of the exploratory block BM-S-8 sale

On July 28, 2016, the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM –S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Bacalhau field (former Carcará area) located in the pre-salt of Santos Basin, for the amount of US$ 2,500.

The first installment (US$ 1,250) was received on November 22, 2016, and the second installment (US$ 300) on March 21, 2018.

The third installment (US$ 950) is still pending, linked to submission for approval of the Production Individualization Agreements (AIP) to the ANP. The AIP was submitted to ANP by Equinor on January 29, 2021 and payment will occur on its approval or twelve months after its submission, whichever occurs first.

32.4.	Cash flows from sales of interest with loss of control

In 2020 and 2019, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	276	−	276
Liquigas	784	(10)	774
Total	1,060	(10)	1,050
2019
Petrobras Paraguay	381	(45)	336
Total	381	(45)	336

32.5.	Accounting Policy for assets and liabilities held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

When a component of the Company is disposed of or classified as held for sale, and it represented a separate major line of business, the disposed interest is considered a discontinued operation, thus its net income, operating, investing and financing cash flows are presented in separate line items until the date of the closing of the operation.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
33.	Assets by operating segment
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2020

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
Total Assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Consolidated assets by operating segment - 12.31.2019

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473
Total Assets	154,280	43,521	12,713	24,090	(4,864)	229,740

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

34.	Finance debt
34.1.	Balance by type of finance debt

In Brazil	12.31.2020	12.31.2019
Banking Market	5,016	5,322
Capital Market	2,512	3,468
Development banks	1,315	1,927
Others	11	13
Total	8,854	10,730
Abroad
Banking Market	13,581	16,555
Capital Market	27,625	32,476
Development banks	201	40
Export Credit Agency	3,424	3,233
Others	203	226
Total	45,034	52,530
Total finance debt	53,888	63,260
Current	4,186	4,469
Non-current	49,702	58,791

Current finance debt is composed of:

	12.31.2020	12.31.2019
Short-term debt	1,140	2,004
Current portion of long-term debt	2,383	1,579
Accrued interest on short and long-term debt	663	886
Total	4,186	4,469

At December 31, 2020, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2019.

34.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	16,251	2,181	(5,663)	(745)	829	111	(352)	−	(1,882)	10,730
Abroad	67,924	5,362	(20,788)	(3,853)	3,878	538	(560)	29	-	52,530
	84,175	7,543	(26,451)	(4,598)	4,707	649	(912)	29	(1,882)	63,260

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	10,730	1,488	(1,080)	(352)	399	142	(2,473)	-	-	8,853
Abroad	52,530	15,535	(23,471)	(2,967)	3,187	1,667	(1,201)	(245)	-	45,035
	63,260	17,023	(24,551)	(3,319)	3,586	1,809	(3,674)	(245)	−	53,888
Debt restructuring			(1,176)	-
Deposits linked to financing			-	162
Net cash used in financing activities			(25,727)	(3,157)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

For the year ended December 31, 2020, in line with the Company’s Business and Management Plan and following its liability management strategy, funds were raised mainly in order to settle older debts and manage liabilities, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, and also to have cash reserve to maintain the Company’s liquidity.

In the year ended December 31, 2020, proceeds from financing amounted to US$ 17,023, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 3,153, and (ii) use of revolving credit lines, in the amount of US$ 8 billion and (iii) global notes issued in the capital market in the amount of
US$ 4,300 of which US$ 2,588 relates to the issue of new bonds maturing in 2031 and US$ 1,712 relates to new bonds issued maturing in 2050.

The Company repaid several finance debts, in the amount of US$ 28,884 notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 4,147 and (ii) US$ 9,515 to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 1,155; (iii) partial prepayment of its revolving credit lines , in the amount of US$ 7.6 billion.

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,490.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
34.3.	Summarized information on current and non-current finance debt
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	3,288	2,133	3,793	4,391	5,290	23,289	42,184	48,540
Floating rate debt	2,119	2,133	2,865	3,598	4,306	2,151	17,172
Fixed rate debt	1,169	-	928	793	984	21,138	25,012
Average interest rate	4.8%	4.9%	4.8%	5.1%	5.3%	6.6%	6.1%
Financing in Brazilian Reais (R$):	793	1,149	1,747	1,555	407	2,492	8,143	8,739
Floating rate debt	501	930	1,591	1,197	322	867	5,408
Fixed rate debt	292	219	156	358	85	1,625	2,735
Average interest rate	3.0%	3.8%	4.8%	4.5%	4.2%	4.3%	4.1%
Financing in Euro (€):	58	-	352	15	532	737	1,694	1,993
Fixed rate debt	58	-	352	15	532	737	1,694
Average interest rate	4.6%	-	4.6%	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	47	-	-	-	-	1,820	1,867	2,245
Fixed rate debt	47	-	-	-	-	1,820	1,867
Average interest rate	6.2%	-	-	-	-	6.4%	6.3%
Total as of December 31, 2020	4,186	3,282	5,892	5,961	6,229	28,338	53,888	61,517
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%
Total as of December 31, 2019	4,469	3,971	4,689	8,036	8,537	33,558	63,260	72,801
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of December 31, 2020 is 11.71 years (10.79 years as of December 31, 2019).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 33,236 of December 31, 2020 (US$ 34,992 as of December 31, 2019); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 28,281 as of December 31, 2020 (US$ 37,809 as of December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 38.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2021	2022	2023	2024	2025	2026 and thereafter	12.31.2020	12.31.2019
Principal	3,522	3,395	5,807	6,230	6,347	29,831	55,132	65,284
Interest	2,436	2,346	2,188	2,037	1,827	28,119	38,953	43,859
Total	5,958	5,741	7,995	8,267	8,174	57,950	94,085	109,143
(*) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
34.4.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	336	14
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,700	1,050	7,650

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	385	−	385
Petrobras	Bradesco	6/1/2018	5/31/2023	385	385	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	385	−	385
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	63	−	63
Total				1,218	385	833

On March 20, 2020, Petrobras draw down its Revolving Credit Lines (RCF), in the amount of US$ 7.6 billion and
US$ 698, in order to protect itself from the economic effects arising from the COVID-19 pandemic and the decrease of oil prices.

In the third quarter of 2020, Petrobras repaid US$ 7.6 billion relating to the RCF.

34.5.	Covenants and Collateral
34.5.1.	Covenants

The Company has covenants that were not in default at December 31, 2020 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; and iii) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

Additionally, there are other non-financial obligations that the Company has to comply with: i) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (ii) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; and (iii) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations.

34.5.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized.

A Financing agreement with China Development Bank (CDB) maturing in 2026 is also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day. This collateral may not exceed the amount of the related debt (US$ 5,005 at December 31, 2020 and US$ 5,006 at December 31, 2019).

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 39.6.

34.6.	Accounting policy

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method. When the contractual cash flows of a financial liability measured at

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income for the period.

35.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 12.31.2020
In Brazil	5,504	647	(1,568)	293	812	(1,325)	(23)	4,340
Abroad	18,357	2,104	(4,248)	1,029	2,546	(2,484)	6	17,310
Total	23,861	2,751	(5,816)	1,322	3,358	(3,809)	(17)	21,650

Payments relating to liabilities held for sale			(64)
Net cash used in financing activities			(5,880)

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2021	2022	2023	2024	2025	2025 onwards	Total	Recoverable taxes
Without readjustment
Vessels	2,864	2,186	1,173	693	353	1,162	8,431	247
Others	136	83	45	9	1	−	274	16
With readjusment - abroad (*)
Vessels	726	386	116	116	116	253	1,713	−
Platforms	1,503	1,295	1,268	1,224	1,192	9,569	16,051	−
With readjusment - Brazil
Vessels	337	203	150	110	75	53	928	83
Properties	101	87	90	84	84	936	1,382	14
Others	89	70	54	14	4	10	241	15
TOTAL	5,756	4,310	2,896	2,250	1,825	11,983	29,020	375
(*) Contracts signed in the U.S. Dollars.

The following table presents information on leases by class of underlying assets:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Present Value of Future Payments	Discount rate (% a.a.)	Average Period	Recoverable taxes	Closing Balance	Opening Balance
Without readjustment
Vessels	3.9933	5.3 years	228	7,462	7,199
Others	2.5681	2.3 years	15	262	319
With readjusment - abroad (*)
Platforms	6.1264	13.4 years	−	10,747	12,941
Vessels	4.6173	4.1 years	−	1,530	1,050
With readjusment - Brazil
Vessels	6.7280	3.9 years	71	794	1,147
Properties	8.4268	20.8 years	11	643	859
Others	6.4310	3.3 years	13	212	346
TOTAL	5.5398	10.4 years	338	21,650	23,861
(*) Incremental nominal rate on company debt calculated from the yield curve of bonds and credit risk of the Company, as well as terms.

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the year ended December 31, 2020 amounted to US$ 785, representing 13% in relation to fixed payments (US$ 671 and 13% in the same period of 2019).

All extension options were included in the measurement of lease obligations.

In the year ended December 31, 2020, the Company recognized lease expenses in the amount of US$ 118 relating to short-term leases (US$ 674 in the same period of 2019).

At December 31, 2020, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 67,408 (US$ 50,130 at December 31, 2019).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 38.3.

35.1.	Accounting policy

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain. These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 38.3).

In the E&P segment, some activities are conducted by joint operations where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. In addition, underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments may be used in a joint operation. In such cases, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

36.	Equity
36.1.	Share capital (net of share issuance costs)

As of December 31, 2020 and 2019, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
36.1.1.	Accounting policy on share capital

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a deduction from the proceeds.

36.2.	Capital reserves

Capital reserve comprises treasury shares owned by Petrobras, in the amount of US$ 2, at December 31, 2020.

36.3.	Capital transactions
36.3.1.	Incremental costs directly attributable to the issue of shares

It includes any transaction costs directly attributable to the issue of new shares, net of taxes.

36.3.2.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

36.3.3.	Treasury shares

Shares held in treasury in the amount of US$ 2, represented by 222,760 common shares and 72,909 preferred shares.

36.4.	Profit reserves
36.4.1.	Legal reserve

It represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

36.4.2.	Statutory reserve

Appropriated by applying 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 56 of the Company’s bylaws.

36.4.3.	Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

36.4.4.	Accounting policy on tax incentives reserve

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

36.4.5.	Profit retention reserve

It Includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

36.5.	Distributions to shareholders

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings. However, this priority does not necessarily grant dividend distributions to the preferred shareholders in the event of loss for a year.

The payment of dividends may be made only to preferred shareholders if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

The Company’s policy on distributions to shareholders defines that in the event of total debt lower than US$ 60,000, the Company may distribute to its shareholders 60% of the difference between net cash flow from operating activities and acquisition of PP&E and intangibles assets (except for signature bonuses paid for exploration of crude oil and natural gas). In the event of total debt exceeding US$ 60,000, the Company may distribute to its shareholders the minimum mandatory dividends provided for by relevant regulation and the Company’s bylaws.

In addition, on October 27, 2020, the Company’s Board of Directors approved the revision of the Shareholders Compensation Policy, in order to enable management to propose the payment of dividends according to the Company's cash generation, even when presenting losses in a fiscal year.

36.5.1.	Accounting policy on distributions to shareholders

Distributions to shareholders are made by means of dividends and interest on capital, determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws. Interest on capital is a deductible expense in the income tax calculation, while is dividend is not deductible.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability in the financial statements. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

36.5.2.	Proposed dividends

Proposed distribution to shareholders sent by management for approval at the Annual General Shareholders Meeting, in the amount of US$ 1,977, includes the minimum mandatory dividend to preferred shareholders (US$ 849) and the additional dividends proposed (US$ 1,128) to ordinary shareholders, arising from the remaining portion of the net income for the year and the profit retention reserve, considering cash generation in the year and the Company's preserved financial sustainability.

Distributions to shareholders for 2019 amounted to US$ 2,687, most of it proposed as interest on capital, consistent with the minimum mandatory dividend of 25% of the adjusted income and withholding income tax rate of 15%.

36.5.3.	Dividends payable

As of December 31, 2020, the consolidated balance of dividends payable, within the consolidated statement of financial position, based on the 2020 earnings, is US$ 858 (US$ 1,558 as of December 31, 2019). Dividends payable attributable to shareholders of Petrobras amounts to US$ 849 as of December 31, 2020 (US$ 1,530 as of December 31, 2019), while dividends payable to non-controlling shareholders for US$ 9 (US$ 28 as of December 2019).

Dividends payment will be defined in the Annual General Shareholders Meeting, bearing interest at Selic rate (Brazilian short-term interest rate) since December 31, 2020.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
36.6.	Earnings per share
		2020			2019				2018
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	651	490	1,141	5,791	4,360	10,151	4,093	3,080	7,173
Continuing operations	651	490	1,141	4,370	3,290	7,660	3,750	2,822	6,572
Discontinued operations	−	−	−	1,421	1,070	2,491	343	258	601
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.09	0.09	0.09	0.78	0.78	0.78	0.55	0.55	0.55
Continuing operations	0.09	0.09	0.09	0.59	0.59	0.59	0.50	0.50	0.50
Discontinued operations	−	−	−	0.19	0.19	0.19	0.05	0.05	0.05
Basic and diluted earnings per ADS equivalent - in U.S. dollars (*)	0.18	0.18	0.18	1.56	1.56	1.56	1.10	1.10	1.10
Continuing operations	0.18	0.18	0.18	1.17	1.17	1.17	1.00	1.00	1.00
Discontinued operations	−	−	−	0.39	0.39	0.39	0.10	0.10	0.10
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

37.	Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	652	-	-	652
Foreign currency derivatives	-	67	-	67
Interest rate derivatives	-	48	-	48
Balance at December 31, 2020	652	67	-	719
Balance at December 31, 2019	882	58	−	940

Liabilities
Foreign currency derivatives	-	(269)	-	(269)
Commodity derivatives	(10)	−	-	(10)
Balance at December 31, 2020	(10)	(269)	-	(279)
Balance at December 31, 2019	(28)	(110)	−	(138)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 34.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Certain receivables are classified as fair value through profit or loss, as presented in note 14.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
38.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

38.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of December 31, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(240)	(10,383)	(10)	(28)
Long position/Crude oil and oil products	3,927	9,865	-	-	2021
Short position/Crude oil and oil products	(4,167)	(20,248)	-	-	2021
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	-	US$ 273	-	-	-
Long position/Foreign currency forwards (EUR/USD) (**)	-	EUR 2.245	-	(45)	-
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 354	GBP 388	23	11	2021
Short position/Foreign currency forwards (GPB/USD) (**)	-	GBP 224	-	(14)	-
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	44	32	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(26)	(50)	2034
Swap - IPCA	R$ 3008	R$ 3008	47	6	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(244)	11	2024/2029
Total recognized in the Statement of Financial Position			(166)	(77)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Gains/ (losses) recognized in the statement of income
	2020	2019	2018
Commodity derivatives
Crude oil - 38.2 (a) (b)	(502)	(216)	(401)
Gasoline - 38.2 (b)	−	11	(34)
Diesel - 38.2 (b)	−	(12)	−
Other commodity derivative transactions - 38.2 (c)	194	(153)	19
Recognized in Other Income and Expenses	(308)	(370)	(416)
Currency derivatives		−
Swap Pounds Sterling x Dollar - 38.3 (b)	11	(18)	(265)
NDF – Euro x Dollar - 38.3 (b)	(23)	(153)	(129)
NDF – Pounds Sterling x Dollar - 38.3 (b)	20	(8)	(12)
Swap CDI x Dollar - 38.3 (b)	(284)	7	−
Others	(2)	6	36
	(278)	(166)	(370)
Interest rate derivatives
Swap - CDI X IPCA	(36)	6	−
	(36)	6	−
Cash flow hedge on exports (*)	(4,720)	(3,136)	(3,315)
Recognized in Net finance income (expense)	(5,034)	(3,296)	(3,685)
Total	(5,342)	(3,666)	(4,101)

(*) As presented in note 38.3

		Gains/ (losses) recognized in other comprehensive income
	2020	2019	2018
Cash flow hedge on exports (*)	(17,542)	(5,060)	(5,635)

(*) As presented in note 38.3

	Guarantees given as collateral
	12.31.2020	12.31.2019
Commodity derivatives	13	57
Currency derivatives	78	230
Total	91	287

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2020 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(27)	(55)
		−	(27)	(55)
Net effect
(*) The probable scenario was computed based on the fair value of oil and oil products prices at December 31, 2020. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

38.2.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
a)	Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility of the current context, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted.

b)	Crude oil, diesel and gasoline – 2019

Crude oil – results relate to put options referenced in the average Brent oil prices, with strike price of US$ 60/barrel to protect production. However, in the third quarter of 2019, based on the significant reduction in cash flow uncertainties concerning the Business and Management Plan for 2019, Petrobras sold the put options.

Diesel and gasoline – results relate to non-deliverable forwards (NDF) derivatives contracted in 2018 as a hedge strategy for gasoline and diesel prices and foreign exchange rates, aiming at giving additional flexibility to the pricing policy at that time.

c)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

38.3.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management that extends to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the cash flows derived from its operations as a whole. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as high probable future transactions, monetary items and firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, the Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of December 31, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1967 exchange rate are set out below:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

				Present value of hedging instrument notional value at 12.31.2020
Hedging Instrument	Hedged Transactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2021 to December 2030	61,502	319,608

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of January 1, 2020	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	12,128	59,145
Exports affecting the statement of income	(13,432)	(67,343)
Principal repayments / amortization	(24,845)	(124,955)
Foreign exchange variation	-	99,466
Amounts designated as of December 31, 2020	61,502	319,608
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2020	69,314	360,205

In 2020, highly probable future exports were impacted by the effects of the oil price war and the COVID-19 pandemic.

Thus, a portion of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and consequently the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774. The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the first quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur.

According to the 2021-2025 Strategic Plan, there is an increase in expected exports compared to the expected in the first quarter and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, the relevant increase in Dollar/Real exposure observed during 2020 remains at December 31, 2020, as presented in item (c) below.

In the year ended December 31, 2020, the Company recognized a US$ 1 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 9 gain in 2019).

In addition, a portion of exports designated for hedge relationships, from April to December 2020 and from August to December 2020, were no longer expected to occur, and the corresponding foreign exchange variation were recycled from shareholder’s equity to the statement of income in 2020, in the amount of US$ 572 (of which US$ 510 was redesignated in the first quarter of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2020 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2019	(20,143)	6,851	(13,292)
Recognized in Other comprehensive income	(3,510)	1,192	(2,318)
Reclassified to the statement of income - occurred exports	3,136	(1,066)	2,070
Balance at December 31, 2019	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(21,460)	7,296	(14,164)
Reclassified to the statement of income - occurred exports	4,172	(1,419)	2,753
Reclassified to the statement of income - exports no longer expected to occur	548	(187)	361
Balance at December 31, 2020	(37,257)	12,667	(24,590)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2021-2025, would not indicate a reclassification adjustment from equity to the statement of income.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2020 is set out below:

	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(6,895)	(7,323)	(6,132)	(4,647)	(3,163)	(2,731)	(2,832)	(3,534)	(37,257)

a.1)        Accounting policy

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations and lease liability (non-derivative financial instruments) have been designated as hedging instruments.

The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settles, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense). Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
b)	Information on ongoing contracts

Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued.

As of December 31, 2020, net notional amount of pounds x dollars derivative changed to £ 354 million, while the position in Euros was terminated.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, in the total notional amount of US$ 367 for IPCA x CDI operations, maturing in September 2029 and September 2034, and US$ 240 for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a US$ 71 loss, while a constant reduction (parallel shock) of 100 basis points, would result in a US$ 70 gain.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 12.31.2020	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	4,639		(42)	1,160	2,320
Liabilities	(107,346)	Dollar/Real	965	(26,836)	(53,673)
Exchange rate - Cross currency swap	(579)		5	(145)	(289)
Cash flow hedge on exports	61,502		(553)	15,376	30,751
	(41,784)		375	(10,445)	(20,891)
Assets	4	Euro/Real	−	1	2
Liabilities	(48)		2	(12)	(24)
	(44)		2	(11)	(22)
Assets	1,705	Euro/Dollar	(10)	426	852
Liabilities	(3,406)		20	(852)	(1,703)
	(1,701)		10	(426)	(851)
Assets	5	Pound Sterling/Real	−	1	2
Liabilities	(23)		1	(6)	(12)
	(18)		1	(5)	(10)
Assets	1,883	Pound Sterling /Dollar	(22)	471	942
Liabilities	(3,742)		44	(935)	(1,871)
Derivative - cross currency swap	1,660		(20)	415	830
Non Deliverable Forward (NDF)	483		(6)	121	242
	284		(4)	72	143
Total at December 31, 2020	(43,263)		384	(10,815)	(21,631)
Total at December 31, 2019	950		16	285	570

(*) At December 31, 2020, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.9% appreciation of the Real; Euro x U.S. Dollar: a 0.6% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.19% depreciation of the Pound Sterling; Real x Euro: a 5% appreciation of the Real; and Real x Pound Sterling - a 4.6% appreciation of the Real. Source: Focus and Thomson Reuters.

38.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 1M	10	12	14
LIBOR 3M	13	15	17
LIBOR 6M	414	463	512
CDI	83	104	125
TJLP	84	105	126
IPCA	77	96	115
	681	795	909
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

38.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
38.5.1.	Credit quality of financial assets
a)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

b)	Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor considered to be credit impaired, are set out below:

	Cash and cash equivalents		Marketable securities

	12.31.2020	12.31.2019	12.31.2020	12.31.2019
AA	1,995	1,053	−	−
A	2,363	1,173	−	−
BBB	168	41	−	−
BB	4,154	3,591	−	838
AAA.br	673	80	652	33
AA.br	1,960	1,224	43	48
Other ratings	398	210	8	27
	11,711	7,372	703	946

38.6.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as:

•	centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital;
•	maintenance of an adequate cash balance to ensure that cash need for investments and short-term obligations is met even in adverse market conditions;
•	increase in the average debt maturity, increase in funding sources from domestic and international markets (new markets and financial products); and
•	funds under the partnership and divestment program.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

38.6.1.	Measures to protect the Company’s liquidity

As a result of the sharp reduction in prices and demand for oil and oil products caused by the effects of the COVID-19 pandemic in the economy around the world, the Company adopted a set of measures to reduce disbursements and preserve cash generation, in order to reinforce its financial strength and the resilience of its businesses.

These measures are described in note 6.

38.7.	Insurance

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by entering into insurance policies that have deductible clauses up to the equivalent to US$180.

Additionally, the Company has indemnify clauses in its bylaws, as set out in note 39.

The main information concerning the insurance coverage outstanding at December 31, 2020 is set out below:

Assets	Types of coverage	Amount insured
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	124,493
Tankers and auxiliary vessels	Hulls	3,341
Fixed platforms, floating production systems and offshore drilling units	Oil risks	48,786
Total		176,620

Petrobras does not have loss of earnings insurance or insurance related to automobiles and pipeline networks in Brazil.

39.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•       Prioritization of the Company’s interests regardless of the counterparty;

•       Arm’s length basis;

•       Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;

•       Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, entities controlled by key management personnel or by their close family members, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

39.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		12.31.2020		12.31.2019

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	196	39	224	47
Natural Gas Transportation Companies	74	191	150	717
State-controlled gas distributors (joint ventures)	225	68	338	104
Petrochemical companies (associates)	17	9	47	29
Other associates and joint ventures	152	120	35	203
Subtotal	664	427	794	1,100
Brazilian government – Parent and its controlled entities
Government bonds	1,632	-	1,580	-
Banks controlled by the Brazilian Government	7,676	3,707	8,584	4,904
Receivables from the Electricity sector (note 14.1)	205	−	334	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	482	-	304	-
Brazilian Federal Government - dividends	2	−	−	417
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	−	−	20
Others	38	47	45	43
Subtotal	10,035	3,754	10,847	5,384
Pension plans	52	65	60	110
Total	10,751	4,246	11,701	6,594
Current	2,663	1,225	2,849	1,904
Non-Current	8,088	3,021	8,852	4,690
Total	10,751	4,246	11,701	6,594

The income/expenses of significant transactions are set out in the following table:

	2020	2019	2018
Joint ventures and associates
Petrobras Distribuidora (BR)	11,038	7,242	−
Natural Gas Transportation Companies	(1,478)	(1,858)	(932)
State-controlled gas distributors (joint ventures)	1,723	2,812	2,306
Petrochemical companies (associates)	2,769	2,926	3,762
Other associates and joint ventures	265	208	36
Subtotal	14,317	11,330	5,172
Brazilian government – Parent and its controlled entities
Government bonds	41	107	109
Banks controlled by the Brazilian Government	(456)	(652)	(902)
Receivables from the Electricity sector (note 14.1)	72	300	1,713
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	235	8	92
Diesel Price Subsidy Program	−	−	1,559
Brazilian Federal Government - dividends	(4)	(4)	3
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(135)	(110)	(461)
Others	(15)	(130)	144
Subtotal	(262)	(482)	2,257
Pension plans	(177)	−	−
Total	13,878	10,848	7,429
Revenues, mainly sales revenues	16,202	13,748	8,733
Purchases and services	(2,074)	(2,591)	(2,239)
Income (expenses)	(93)	−	−
Foreign exchange and inflation indexation charges, net	(102)	(395)	(316)
Finance income (expenses), net	(55)	87	1,251
Total	13,878	10,848	7,429
(*) It includes TAG results until July 2020, when the Company entered into an agreement for the sale of its remaining interest (note 24.2)

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 19.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
39.2.	Petroleum and alcohol account - receivables from the Brazilian Government

Pursuant to Provisional Measure 2,181 of August 24, 2001, the Brazilian Federal Government may settle the balance of receivables related to the Petroleum and Alcohol accounts by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

On November 30, 2020, since there was no possibility of impugnment because the decision was final, the precatory was sent to the Federal Regional Court of the 2nd Region. The amount of US$ 476 (R$ 2,473 million), will be indexed up to the date of the effective payment. The Company expects to receive the amount in the first half of 2022.

Accordingly, the Company recorded the amount of US$ 235 within net finance income (expense), including inflation indexation and interests, of which US$ 228 arises from the update relating to the difference between the Reference Rate and the IPCA-E of the outstanding balance.

As of December 31, 2020, the balance of receivables related to the Petroleum and Alcohol accounts is US$ 482 (US$ 304 as of December 31, 2019), recorded within non-current assets. Thus, no amounts remain classified as a contingent asset as of December 31, 2020.

39.3.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in December 2020 and December 2019 were:

Compensation of employees, excluding officers (amounts in U.S. dollars)	2020	2019
Lowest compensation	708	928
Average compensation	3,814	4,985
Highest compensation	19,939	26,602
Compensation of highest paid Petrobras officer	20,700	28,038

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		2020			2019
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	2.0	0.1	2.1	2.9	0.3	3.2
Social security and other employee-related taxes	0.5	-	0.5	1.0	-	1.0
Post-employment benefits (pension plan)	0.1	-	0.1	0.4	-	0.4
Variable compensation	−	-	−	2.8	-	2.8
Benefits due to termination of tenure	0.1	-	0.1	0.4	-	0.4
Total compensation recognized in the statement of income	2.7	0.1	2.8	7.5	0.3	7.8
Total compensation paid	2.7	-	2.7	6.0	-	6.0
Average number of members in the period (*)	9.00	9.44	18.44	7.67	9.75	17.42
Average number of paid members in the period (**)	9.00	4.33	13.33	7.67	5.00	12.67

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For 2020 December 31, 2020, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 14 (US$ 21 for the same period of 2019).

On July 22, 2020, the Company’s Annual Shareholders’ Meeting approved a change in the overall compensation for executive officers and board members, setting the total compensation threshold at US$ 8 (R$ 43,3 million) from April 2020 to March 2021.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of Petrobras and its subsidiaries are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 430 thousand for the year ended December 31, 2020

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

(US$ 527 thousand with tax and social security costs). For the same period of 2019, the total compensation concerning these members was US$ 430 thousand (US$ 506 thousand with tax and social security costs).

The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets. The program foresees compensations being disbursed through 5 years.

On December 31, 2020, the company provisioned US$ 2 (R$ 13 million) related to the Performance Award Program – (PPP) 2020.

Exemption from damage (indemnity)

The company's bylaws establishes the obligation to indemnify and keep the officers without losses, members with statutory functions and other employees and agents that legally act through officers’ delegation, so as to cope with certain expenses related to arbitration, judicial or administrative processes that involve acts performed in the exercise of their duties or powers, since the date of your possession or the since the beginning of the contractual relation with the Company.

The first period of the agreement coverage began on December 18, 2018 and continues until the occurrence of the following events, whichever comes last: (i) the end of the fifth (5th) year following the date on which the beneficiary leave, for any reason, to exercise the mandate, function or position; (ii) the course of the time required in transit of any Process in which the Beneficiary is partly due to the practice of Regular Management Act; or (iii) the course of the limitation period according to law to events that can generate the obligations of indemnification by the Company, including, but not limited to, the criminal statute applicable deadline, even if such period is applied by administrative authorities. The maximum exposure established by the company (global limit for all eventual claims) until March 24, 2020 is US$ 500.

The second period of the agreement coverage began on April 25, 2020 and continues until the occurrence of the same kind of events of the first period. The maximum exposure established by the company (global limit for all eventual claims) until March, 2022 is US$ 300.

Indemnity agreements shall not cover: (i) acts covered under and insurance policy purchased by the Company, as formally recognized and implemented by the insurance company; (ii) acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) acts in bad faith act, malicious acts, fraud or serious fault on the part of the Beneficiaries; (iv) self-interested acts or in favor of third parties that damage the company’s social interest; (v) obligation to pay damages arising from social action according to article 159 of Law 6,404/76 or reimbursement of the damages according to art. 11, § 5°, II of Law 6,385/76; (iv) other cases where a manifest conflict of interest with the company is established. It is worth noting that after a final unappealable decision, if it is proved that the act performed by the beneficiary is not subject to indemnification, the beneficiary is obligated to return the advanced amounts to the company. Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages.

In case of potential conflicts of interest, it is important to mention that the company may hire outside professionals, with a principled, impartial and independent reputation and with a strong experience to evaluate eventual indemnity lawsuits, verifying whether or not the act will be covered. In addition, the beneficiary of an indemnity agreement would be prevented from attending meetings or discussions concerning the payment approval of his or her own expenses.

40.	Supplemental information on statement of cash flows
	2020	2019	2018
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	770	1,165	839
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	310	76	137
Lease	4,255	2,301	-
Provision/(reversals) for decommissioning costs	5,174	5,497	4,777
Use of deferred tax and judicial deposit for the payment of contingency	2	3	60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
41.	Subsequent events

Sale of Mangue Seco Wind Farms 1, 3 and 4

In January 2021, Petrobras signed a contract to sell all of its interests in companies that are part of the Company's wind farm complex.

Sale of E&P assets in Espírito Santo (Polo Peroá)

On January 29, 2021, Petrobras signed a contract for the sale of all of its interests in the Peroá and Cangoá production fields and in the BM-ES-21 concession, jointly called Polo Peroá and located in the Espírito Santo basin. The total sales are up to US$ 55, of which (a) US$ 5 paid at the contract signing; (b) US$ 7.5 to be paid at the transaction closing and (c) up to US$ 42.5 as contingent payments provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. This transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by the ANP.

Sale of Frade Field

On February 5, 2021, the Company finalized the sale of its 30% stake in the Frade field to PetroRio Jaguar Petróleo Ltda., a subsidiary of Petro Rio S.A. (PetroRio), which holds the remaining 70%. The transaction also included the sale of the entire interest held by Petrobras Frade Inversiones S.A. (PFISA), a Petrobras subsidiary, in the company Frade BV to Petrorio Luxembourg, which now holds 100% of Frade BV.

The operation was concluded with the payment of US$ 36 to Petrobras at the closing date, as provided for in the contract including price adjustments. This amount is in addition to the amount of US$ 7.5 paid to Petrobras upon the contract signing. In addition, there is an amount of US$ 20 contingent on a potential new commercial discovery in the field.

Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

On February 5, 2021, Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI), an indirect subsidiary of Petrobras, completed the sale of its entire stake in Petrobras Uruguay Distribución SA (PUDSA), in Uruguay, to Mauruguay SA, a fully indirect subsidiary of Disa Corporación Petrolífera SA (DISA).

After all the conditions precedent were met, the transaction was concluded with the payment of US$ 62, including price adjustments provided for in the contract. This amount adds up to the amount of US$ 6 paid to PUSAI upon the contract signing, totaling US$ 68.

Sale of BSBios

On February 9, 2021, Petrobras Biocombustível SA (PBio) completed the sale of all of its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) to the company RP Participações em Biocombustíveis SA.

After all the conditions precedent were met, the transaction was concluded with the payment of US$ 48 to PBio, including price adjustments provided for in the contract. In addition to this amount, US$ 13 is held in an escrow account for indemnification of eventual contingencies and released according to terms and conditions set forth in the contract, and US$ 1 was received in advance as interest on capital in December 2020, totaling US$ 62.

Sale of onshore fields in Bahia

On February 24, 2021, Petrobras signed with SPE Miranga S.A., a wholly owned subsidiary of PetroRecôncavo S.A., a contract for the sale of its total interest in nine onshore exploration and production fields, called Miranga group, located in the state of Bahia.

The sale amounts to up to US$ 220, of which (a) US$ 11 paid upon the contract signing; (b) US$ 44 to be paid at the transaction closing; (c) US$ 80 deferred in three installments over three years from the transaction closing, and (d) up to US$ 85 million in contingent payments related to future average Brent prices for the years 2022, 2023 and 2024. This transaction includes price adjustments and is still subject to conditions precedent, such as approval by the ANP.

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
42.	Information related to guaranteed securities issued by subsidiaries
42.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2020, maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake in United States of America, North America. The Company reports its reserves in Brazil, United States of America and Argentina. Bolivian reserves are not included due to restrictions determined by Bolivian Constitution. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

i) Capitalized costs relating to oil and gas producing activities

As set out in note 28, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 25.3 and 26.2 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
		Abroad					Equity Method Investees
	Brazil	South America	North America	Others	Total	Total
December 31, 2020
Unproved oil and gas properties	17,438	112	-	-	112	17,550	-
Proved oil and gas properties	61,857	140	-	-	140	61,997	792
Support Equipment	73,199	761	-	1	762	73,961	-
Gross Capitalized costs	152,494	1,013	-	1	1,014	153,508	792
Depreciation, depletion and amortization	(43,008)	(687)	-	(1)	(688)	(43,696)	(316)
Net capitalized costs	109,486	326	-	-	326	109,812	476
December 31, 2019
Unproved oil and gas properties	23,063	117	-	-	117	23,180	-
Proved oil and gas properties	81,063	135	-	-	135	81,198	4,202
Support Equipment	88,289	687	-	1	688	88,977	-
Gross Capitalized costs	192,414	940	-	1	941	193,355	4,202
Depreciation, depletion and amortization	(51,332)	(581)	-	(1)	(582)	(51,914)	(1,690)
Net capitalized costs	141,081	359	-	-	359	141,441	2,513
December 31, 2018
Unproved oil and gas properties	5,999	112	-	-	112	6,111	-
Proved oil and gas properties	88,572	144	-	-	144	88,716	4,091
Support Equipment	83,822	649	-	389	1,038	84,860	6
Gross Capitalized costs	178,393	905	-	389	1,294	179,687	4,097
Depreciation, depletion and amortization	(60,890)	(544)	-	(29)	(573)	(61,463)	(1,410)
Net capitalized costs	117,503	361	-	360	721	118,224	2,687

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
		Abroad					Equity Method Investees
	Brazil	South America	North America	Others	Total	Total
December 31, 2020
Acquisition costs:
Proved	315	-	-	-	-	315	-
Unproved (*)	24	-	-	-	-	24	-
Exploration costs	805	10	-	-	10	815	−
Development costs	5,664	3	-	-	3	5,667	57
Total	6,808	13	-	-	13	6,821	57
December 31, 2019
Acquisition costs:
Proved	-	-	-	-	-	-	-
Unproved (*)	16,670	-	-	-	-	16,670	-
Exploration costs	1,069	11	-	-	11	1,080	3
Development costs	6,819	6	-	-	6	6,825	150
Total	24,558	17	-	-	17	24,575	153
December 31, 2018
Acquisition costs:
Proved	-	-	-	-	-	-	-
Unproved	832	-	-	-	-	832	-
Exploration costs	776	10	1	-	11	787	5
Development costs	9,685	32	229	-	261	9,946	252
Total	11,293	43	230	-	272	11,565	257
(*) Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 23.4

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2020, 2019 and 2018 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

	Consolidated entities
		Abroad					Equity Method Investees
	Brazil	South America	North America	Others	Total	Total
December 31, 2020
Net operation revenues:
Sales to third parties	763	108	-	-	108	871	148
Intersegment	33,524	-	-	-	-	33,524	-
	34,287	108	-	-	108	34,395	148
Production costs	(9,378)	(59)	-	-	(59)	(9,437)	(54)
Exploration expenses	(796)	(7)	-	-	(7)	(803)	-
Depreciation, depletion and amortization	(8,611)	(50)	-	-	(50)	(8,661)	(57)
Impairment of oil and gas properties	(7,364)	-	-	-	-	(7,364)	-
Other operating expenses	(885)	(2)	(167)	(26)	(195)	(1,080)	(158)
Results before income tax expenses	7,253	(10)	(167)	(26)	(203)	7,050	(121)
Income tax expenses	(2,466)	3	57	9	69	(2,398)	41
Results of operations (excluding corporate overhead and interest costs)	4,786	(7)	(110)	(17)	(134)	4,652	(80)
December 31, 2019
Net operation revenues:
Sales to third parties	888	174	-	-	174	1,062	1,114
Intersegment	49,400	−	-	-	−	49,400	-
	50,288	174	-	-	174	50,462	1,114
Production costs	(15,749)	(69)	-	-	(69)	(15,818)	(124)
Exploration expenses	(793)	(6)	-	−	(6)	(799)	(5)
Depreciation, depletion and amortization	(11,436)	(37)	-	(13)	(50)	(11,486)	(292)
Impairment of oil and gas properties	(1,535)	-	-	(421)	(421)	(1,956)	-
Other operating expenses	(1,420)	(13)	41	(34)	(6)	(1,426)	(20)
Results before income tax expenses	19,354	50	41	(468)	(377)	18,977	672
Income tax expenses	(6,579)	(17)	(14)	159	128	(6,451)	(229)
Results of operations (excluding corporate overhead and interest costs)	12,775	33	27	(309)	(249)	12,526	443
December 31, 2018
Net operation revenues:
Sales to third parties	1,142	190	998	-	1,188	2,330	375
Intersegment	50,052	−	-	-	−	50,052	-
	51,194	190	998	-	1,188	52,382	375
Production costs	(19,741)	(77)	(152)	-	(229)	(19,970)	(40)
Exploration expenses	(516)	(7)	(1)	−	(8)	(524)	(2)
Depreciation, depletion and amortization	(8,716)	(40)	(221)	(21)	(282)	(8,998)	(109)
Impairment of oil and gas properties	(686)	-	(705)	-	(705)	(1,391)	-
Other operating expenses	(2,188)	(839)	(88)	(38)	(965)	(3,153)	(12)
Results before income tax expenses	19,347	(773)	(169)	(59)	(1,001)	18,346	212
Income tax expenses	(6,576)	263	57	20	340	(6,236)	(162)
Results of operations (excluding corporate overhead and interest costs)	12,771	(510)	(112)	(39)	(661)	12,110	50

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

As presented in note 4.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or there must be reasonable certainty that the project will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2020, 2019 and 2018 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

Proved reserves for which substantial new investments in additional wells and related facilities will be required are named proved undeveloped reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios. A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities					Equity Method Investees
Proved developed and undeveloped reserves(*)	Crude oil in Brazil	Crude Oil in South America	Crude Oil in North America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Crude Oil in Africa	Total
Reserves at December 31, 2017 (1)	8,249.4	1.2	114.6	6.0	8,371.3	−	63.4	8,434.7
Transfers by loss of control (2)	−	−	(100.4)	−	(100.4)	100.4	−	−
Revisions of previous estimates	342.7	−	−	(0.3)	342.5	(0.9)	3.7	345.3
Extensions and discoveries	308.5	0.6	−	−	309.1	−	−	309.1
Improved Recovery	224.2	−	−	−	224.2	−	−	224.2
Sales of reserves	(254.8)	−	−	−	(254.8)	(80.4)	−	(335.2)
Purchases of reserves	−	−	−	−	−	7.9	−	7.9
Production for the year	(701.3)	(0.3)	(14.3)	(0.9)	(716.8)	(0.4)	(7.3)	(724.5)
Reserves at December 31, 2018 (1)	8,168.7	1.6	−	4.8	8,175.1	26.6	59.8	8,261.5
Revisions of previous estimates	718.8	−	−	−	718.8	0.7	(6.5)	713.0
Extensions and discoveries	17.5	−	−	3.6	21.1	−	0.6	21.7
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(68.3)	−	−	−	(68.3)	−	−	(68.3)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(753.9)	(0.2)	−	(0.8)	(754.8)	(4.7)	(12.3)	(771.7)
Reserves at December 31, 2019 (1)	8,082.8	1.4	−	7.7	8,091.9	22.7	41.6	8,156.1
Revisions of previous estimates	268.7	(0.9)	−	(6.8)	261.0	(0.4)	−	260.7
Extensions and discoveries	34.8	−	−	−	34.8	−	−	34.8
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(60.8)	−	−	−	(60.8)	−	(41.1)	(101.8)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(791.7)	(0.2)	−	(0.9)	(792.8)	(4.2)	(0.5)	(797.5)
Reserves at December 31, 2020	7,533.9	0.3	−	−	7,534.2	18.1	−	7,552.3

(1) In 2017, total proved reserves includes 263.7 million barrels related to assets held for sale. In 2018, total proved reserves includes 59.8 million barrels related to PO&G assets held for sale. In 2019, total proved reserves include 41.6 million barrels of assets held for sale (PO&G).
(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities					Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Natural Gas in North America	Synthetic Gas in Brazil	Consolidated Total	Gas Natural in North America	Gas Natural in Africa	Total
Reserves at December 31, 2017 (1)	7,676.1	160.2	40.9	8.1	7,885.3	−	17.3	7,902.6
Transfers by loss of control (2)	−	−	(36.8)	−	(36.8)	36.8	−	−
Revisions of previous estimates	737.2	−	−	(1.0)	736.2	(3.1)	34.8	768.0
Extensions and discoveries	136.8	70.1	−	−	206.9	−	−	206.9
Improved Recovery	207.6	−	−	−	207.6	−	−	207.6
Sales of reserves	(165.5)	−	−	−	(165.5)	(29.7)	−	(195.2)
Purchases of reserves	−	−	−	−	−	6.9	−	6.9
Production for the year	(801.8)	(16.2)	(4.1)	(1.3)	(823.5)	(0.1)	(4.8)	(828.4)
Reserves at December 31, 2018 (1)	7,790.5	214.1	−	5.7	8,010.3	10.8	47.3	8,068.5
Revisions of previous estimates	1,415.7	(42.3)	−	−	1,373.4	0.1	10.9	1,384.4
Extensions and discoveries	15.3	−	−	7.6	22.9	−	0.3	23.2
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(24.0)	−	−	−	(24.0)	−	−	(24.0)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(816.9)	(15.5)	−	(1.2)	(833.7)	(1.7)	(11.3)	(846.7)
Reserves at December 31, 2019 (1)	8,380.6	156.3	−	12.1	8,549.0	9.2	47.2	8,605.4
Revisions of previous estimates	(92.5)	(118.7)	−	(10.8)	(221.9)	0.2	−	(221.7)
Extensions and discoveries	36.0	−	−	−	36.0	−	−	36.0
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(42.3)	−	−	−	(42.3)	−	(47.2)	(89.5)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(735.2)	(12.0)	−	(1.4)	(748.5)	(1.6)	−	(750.1)
Reserves at December 31, 2020	7,546.7	25.6	−	−	7,572.3	7.8	−	7,580.1

(1) In 2017, total proved reserves includes 173.7 billion cubic feet related to assets held for sale. In 2018, total proved reserves includes 47.3 billion cubic feet related to PO&G assets held for sale. In 2019, total proved reserves includes 47.2 billion cubic feet related to PO&G assets held for sale.
(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Natural gas production volumes used in these tables are the net volumes withdrawn from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves includes gas consumed in operations, which represent 30% of our total proved reserves of natural gas as of December 31, 2020.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

The tables below summarizes information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and equity method investees for 2020, 2019 and 2018:

	Consolidated Entities					Equity Method Investees
Proved developed and undeveloped reserves(*)	Oil equivalent in Brazil	Oil equivalent inSouth America	Oil equivalent in North America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Oil equivalent in Africa	Total
Reserves at December 31, 2017 (1)	9,528.8	27.9	121.5	7.4	9,685.5	−	66.3	9,751.7
Transfers by loss of control (2)	−	−	(106.5)	−	(106.5)	106.5	−	−
Revisions of previous estimates	465.6	−	−	(0.4)	465.2	(1.4)	9.6	473.3
Extensions and discoveries	331.3	12.3	−	−	343.6	−	−	343.6
Improved Recovery	258.8	−	−	−	258.8	−	−	258.8
Sales of reserves	(282.4)	−	−	−	(282.4)	(85.4)	−	(367.8)
Purchases of reserves	−	−	−	−	−	9.1	−	9.1
Production for the year	(834.9)	(3.0)	(15.0)	(1.2)	(854.0)	(0.5)	(8.1)	(862.6)
Reserves at December 31, 2018 (1)	9,467.1	37.2	−	5.8	9,510.1	28.4	67.7	9,606.2
Revisions of previous estimates	954.7	(7.0)	−	−	947.7	0.7	(4.7)	943.7
Extensions and discoveries	20.1	−	−	4.9	25.0	−	0.6	25.6
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(72.3)	−	−	−	(72.3)	−	−	(72.3)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(890.0)	(2.8)	−	(1.0)	(893.8)	(4.9)	(14.1)	(912.8)
Reserves at December 31, 2019 (1)	9,479.6	27.4	−	9.7	9,516.7	24.2	49.5	9,590.4
Revisions of previous estimates	253.3	(20.6)	−	(8.6)	224.1	(0.3)	−	223.7
Extensions and discoveries	40.8	−	−	−	40.8	−	−	40.8
Improved Recovery	−	−	−	−	−	−	−	−
Sales of reserves	(67.8)	−	−	−	(67.8)	−	(49.0)	(116.8)
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(914.2)	(2.2)	−	(1.2)	(917.6)	(4.5)	(0.5)	(922.5)
Reserves at December 31, 2020	8,791.7	4.6	−	−	8,796.3	19.4	−	8,815.7

(1) In 2017, total proved reserves includes 292.7 million barrels of oil equivalent related to assets held for sale in Brazil; in 2018, includes 67.7 million barrels of oil equivalent related to PO&G assets held for sale in Africa; and in 2019, includes 49.5 million barrels of oil equivalent related to assets held for sale in Africa.
(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.
(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2020, we incorporated 223.7 million boe of proved reserves by revising previous estimates, including:

(i) addition of 637.1 million boe arising from technical revisions, mainly due to good performance and increased production experience in reservoirs in the pre-salt layer of Santos Basin;

(ii) addition of 253.9 million boe due to approvals of new projects in the Santos and Campos Basins; and

(iii) reduction of 667.2 million boe related to economic revisions, mainly due to the decrease in oil prices.

In addition, we added 40.8 million boe to our proved reserves due to extensions and discoveries in the pre-salt of Santos Basin, and reduced 116.8 million boe due to sales of proved reserves.

The company's total proved reserve resulted in 8,815.7 million boe in 2020, considering the variations above and the reduction from 2020 production of 922.5 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2019, we incorporated 943.7 million boe of reserves proved by revisions of previous estimates, composed of:

(i) addition of 529.1 million boe due to technical reviews, mainly associated with good performance and increased production experience of pre-salt reservoirs in the Santos Basin;

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(ii) addition of 266.8 million boe referring to contractual revisions, including the reallocation of volumes due to the revision of the Transfer of Rights agreement, and the extension of concession contracts in Brazil;

(iii) addition of 242.6 million boe due to the approval of new projects in the Santos, Campos and Espírito Santo Basins; and

(iv) a 94.8 million boe reduction due to economic revisions, mainly due to the price reduction.

We also incorporated 25.6 million boe into our proved reserves due to discoveries and extensions, mainly in the Santos Basin pre-salt, and reduced 72.3 million boe from our proved reserves due to proved reserve sales.

Considering the production of 912.8 million boe in 2019 and the variations above, the company's total proved reserve resulted in 9,590.4 million boe in 2019. Production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2018, we incorporated 473.3 million boe of proved reserves by revising of previous estimates, including 233.5 million boe due to economic revisions, mainly due to the increase in prices, and 239.9 million boe due to technical revisions, mainly due to the good performance of reservoirs in the pre-salt layer of Santos and Campos basins, both in Brazil. In addition, we added 258.8 million boe in our proved reserves resulting from positive responses from improved recovery (water injection), and added 343.6 million boe in our proved reserves due to extensions and discoveries, mainly in the pre-salt of Santos basin.

We reduced 367.8 million boe of our proved reserves due to sales of reserves and increased 9.1 million boe in our proved reserves due to purchases of reserves, resulting in a net effect of a decrease of 358.7 million boe in our proved reserves.

Considering a production of 862.6 million boe in 2018 and changes above, the company total proved reserves resulted in 9,606.2 million boe. This 862.6 million boe production volume is the net volume withdrawn from our proved reserves. Therefore, exclude NGL (except for North America), as we estimate our oil and gas reserves at a reference point prior to the gas processing plants, and does not consider the production of Extended Well Tests (EWTs) in exploratory blocks and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of its reserves.

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

	2018
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,339.5	4.8	4,807.0	5.7	5,146.4
South America, outside Brazil	1.0	−	83.5	−	15.0
Total Consolidated Entities	4,340.5	4.8	4,890.5	5.7	5,161.4
Equity Method Investees
North America (2)	20.0	−	8.3	−	21.4
Africa	30.9	−	27.6	−	35.5
Total Equity Method Investees	51.0	−	35.9	−	56.9
Total Consolidated and Equity Method Investees (1)	4,391.5	4.8	4,926.4	5.7	5,218.3
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,829.2	−	2,983.5	−	4,326.4
South America, outside Brazil	0.5	−	130.6	−	22.3
Total Consolidated Entities	3,829.7	−	3,114.1	−	4,348.7
Equity Method Investees
North America (2)	6.5	−	2.5	−	6.9
Africa	28.9	−	19.7	−	32.2
Total Equity Method Investees	35.4	−	22.2	−	39.1
Total Consolidated and Equity Method Investees (1)	3,865.1	−	3,136.3	−	4,387.9
Total proved reserves (developed and undeveloped)	8,256.6	4.8	8,062.7	5.7	9,606.2
(1) It includes amounts related to assets held for sale (30.9 million barrels of oil and 27.6 billion cubic feet of natural gas in net proved developed reserves and 28.9 million barrels of oil and 19.7 billion cubic feet of natural gas in net proved undeveloped reserves) in Africa (PO&G).
(2) North America oil reserves includes 4.2% of natural gas liquid (NGL) in proved developed reserves and 3.6% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

	2019
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,999.1	7.7	5,715.6	12.1	5,961.4
South America, outside Brazil (2)	0.9	−	66.9	−	12.1
Total Consolidated Entities	5,000.0	7.7	5,782.5	12.1	5,973.5
Equity Method Investees
North America (2)	18.2	−	7.0	−	19.4
Africa	37.1	−	44.7	−	44.6
Total Equity Method Investees	55.3	−	51.7	−	64.0
Total Consolidated and Equity Method Investees (1)	5,055.3	7.7	5,834.3	12.1	6,037.4
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,083.7	−	2,665.0	−	3,527.9
South America, outside Brazil (2)	0.5	−	89.3	−	15.4
Total Consolidated Entities	3,084.2	−	2,754.3	−	3,543.3
Equity Method Investees
North America (2)	4.4	−	2.2	−	4.8
Africa	4.5	−	2.4	−	4.9
Total Equity Method Investees	8.9	−	4.6	−	9.7
Total Consolidated and Equity Method Investees (1)	3,093.1	−	2,759.0	−	3,552.9
Total proved reserves (developed and undeveloped)	8,148.4	7.7	8,593.2	12.1	9,590.4
(1) It includes amounts related to assets held for sale (37.1 million barrels of oil and 44.7 billion cubic feet of natural gas in net proved developed reserves and 4.5 million barrels of oil and 2.4 billion cubic feet of natural gas in net proved undeveloped reserves) in Africa (PO&G).
(2) South America oil reserves includes 20.3% of natural gas liquid (NGL) in proved developed reserves and 59.2% of NGL in proved undeveloped reserves. North America oil reserves includes 3.8 % of natural gas liquid (NGL) in proved developed reserves and 5.3% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

	2020
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,857.6	−	5,713.9	−	5,809.9
South America, outside Brazil (1)	0.3	−	25.6	−	4.6
Total Consolidated Entities	4,857.9	−	5,739.5	−	5,814.5
Equity Method Investees
North America (1)	16.9	−	7.2	−	18.1

Total Equity Method Investees	16.9	−	7.2	−	18.1
Total Consolidated and Equity Method Investees	4,874.8	−	5,746.7	−	5,832.6
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	2,676.3	−	1,832.8	−	2,981.8
South America, outside Brazil (1)	−	−	−	−	−
Total Consolidated Entities	2,676.3	−	1,832.8	−	2,981.8
Equity Method Investees
North America (1)	1.2	−	0.6	−	1.3

Total Equity Method Investees	1.2	−	0.6	−	1.3
Total Consolidated and Equity Method Investees	2,677.5	−	1,833.4	−	2,983.1
Total proved reserves (developed and undeveloped)	7,552.3	−	7,580.1	−	8,815.7
(1) South America oil reserves includes 21.3% of natural gas liquid (NGL) in proved developed reserves. North America oil reserves includes 6.3% of natural gas liquid (NGL) in proved developed reserves and 5.3% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements existing at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on current costs, assuming continuing economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

Standardized measure of discounted future net cash flows:

	Consolidated entities
		Abroad				Equity Method Investees (2)
	Brazil	South America	North America	Total	Total
December 31, 2020
Future cash inflows	333,248	69	-	69	333,317	667
Future production costs	(182,534)	(51)	-	(51)	(182,585)	(465)
Future development costs	(31,236)	(16)	-	(16)	(31,252)	(48)
Future income tax expenses	(46,862)	-	-	-	(46,862)	(79)
Undiscounted future net cash flows	72,616	2	-	2	72,618	75
10 percent midyear annual discount for timing of estimated cash flows (1)	(26,638)	-	-	-	(26,638)	(1)
Standardized measure of discounted future net cash flows	45,978	1	-	1	45,979	74
December 31, 2019
Future cash inflows	535,788	609	-	609	536,397	4,045
Future production costs	(272,381)	(285)	-	(285)	(272,666)	(1,349)
Future development costs	(34,346)	(141)	-	(141)	(34,487)	(515)
Future income tax expenses	(86,012)	(31)	-	(31)	(86,044)	(438)
Undiscounted future net cash flows	143,049	152	-	152	143,200	1,743
10 percent midyear annual discount for timing of estimated cash flows (1)	(54,928)	(83)	-	(83)	(55,010)	(332)
Standardized measure of discounted future net cash flows	88,121	69	-	69	88,190	1,412
December 31, 2018
Future cash inflows	601,754	1,112	-	1,112	602,866	5,998
Future production costs	(269,942)	(425)	-	(425)	(270,367)	(1,570)
Future development costs	(34,119)	(218)	-	(218)	(34,337)	(520)
Future income tax expenses	(111,522)	(91)	-	(91)	(111,613)	(1,006)
Undiscounted future net cash flows	186,171	379	-	379	186,549	2,903
10 percent midyear annual discount for timing of estimated cash flows (1)	(75,050)	(194)	-	(194)	(75,244)	(613)
Standardized measure of discounted future net cash flows	111,121	185	-	185	111,305	2,290
(1) Semiannual capitalization
(2) Includes the amount of US$ 1,675 millions related to PO&G assets classified as held for sale in 2018. Includes the amount of US$ 1,047 millions related to PO&G assets classified as held for sale in 2019.
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

Changes in discounted net future cash flows:

	Consolidated entities
		Abroad				Equity Method Investees (2)
	Brazil (1)	South America	North America	Total	Total
Balance at January 1, 2020	88,121	69	-	69	88,190	1,412
Sales and transfers of oil and gas, net of production cost	(24,908)	(14)	-	(14)	(24,922)	(94)
Development cost incurred	5,664	3	-	3	5,666	57
Net change due to purchases and sales of minerals in place	(847)	-	-	-	(847)	(1,047)
Net change due to extensions, discoveries and improved recovery related costs	509	-	-	-	509	-
Revisions of previous quantity estimates	3,160	(35)	-	(35)	3,125	(10)
Net change in prices, transfer prices and in production costs	(54,606)	(145)	-	(145)	(54,751)	(375)
Changes in estimated future development costs	(4,716)	97	-	97	(4,618)	67
Accretion of discount	8,812	9	-	9	8,821	12
Net change in income taxes	24,788	24	-	24	24,812	51
Other - unspecified	-	(7)	-	(7)	(7)	1
Balance at December 31, 2020	45,978	1	-	1	45,979	74
Balance at January 1, 2019	111,121	185	-	185	111,305	2,290
Sales and transfers of oil and gas, net of production cost	(34,522)	(65)	-	(65)	(34,587)	(792)
Development cost incurred	6,819	6	-	6	6,826	150
Net change due to purchases and sales of minerals in place	(1,387)	-	-	-	(1,387)	-
Net change due to extensions, discoveries and improved recovery related costs	385	-	-	-	385	-
Revisions of previous quantity estimates	18,317	(44)	-	(44)	18,273	8
Net change in prices, transfer prices and in production costs	(34,114)	(145)	-	(145)	(34,259)	(505)
Changes in estimated future development costs	(5,324)	60	-	60	(5,265)	(97)
Accretion of discount	11,112	25	-	25	11,137	244
Net change in income taxes	15,714	41	-	41	15,755	363
Other - unspecified	-	7	-	7	7	(249)
Balance at December 31, 2019	88,121	69	-	69	88,190	1,412
Balance at January 1, 2018	63,687	126	1,628	1,755	65,442	1,294
Transfers by loss of control (3)	-	-	(1,428)	(1,428)	(1,428)	1,428
Sales and transfers of oil and gas, net of production cost	(31,429)	(76)	(844)	(921)	(32,350)	(369)
Development cost incurred	9,685	32	229	261	9,946	252
Net change due to purchases and sales of minerals in place	(4,773)	-	-	-	(4,773)	(1,770)
Net change due to extensions, discoveries and improved recovery related costs	11,284	123	-	123	11,407	-
Revisions of previous quantity estimates	10,688	-	-	-	10,688	50
Net change in prices, transfer prices and in production costs	72,662	44	383	427	73,089	1,740
Changes in estimated future development costs	1,857	(76)	(118)	(194)	1,664	(93)
Accretion of discount	6,369	19	150	169	6,537	129
Net change in income taxes	(28,910)	(4)	-	(4)	(28,914)	(489)
Other - unspecified	-	(4)	-	(4)	(4)	119
Balance at December 31, 2018	111,121	185	-	185	111,305	2,290

(1) Includes the amount of US$ 1,770 millions related to assets classified as held for sale in 2017 (January of 2018).
(2) Includes the amount of US$ 1,675 millions related to PO&G assets classified as held for sale in 2018. Includes the amount of US$ 1,047 millions related to PO&G assets classified as held for sale in 2019.
(3) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.
Apparent differences in the sum of the numbers are due to rounding off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer